Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 9, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 30, 2007, China Life Insurance Company Limited published its annual report as required under the rules of the Hong Kong Stock Exchange for the year ended December 31, 2006, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report, dated April 17, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

May 9, 2007	Name:	Wan Feng
	Title:	Executive Director

EXHIBIT 99.1

Company

Profile

China Life Insurance Company Limited (the “Company” or “China Life” or “We”) is a life insurance company established in Beijing, China on June 30, 2003 according to the Company Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange on December 17, 2003, December 18, 2003, and January 9, 2007, respectively. The Company is the largest life insurance company in China (for the purpose of this annual report, “China” refers to the People’s Republic of China, but excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region). Our distribution network, comprising exclusive agents(note), direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Insurance Asset Management Company Limited (“AMC”), the Company is the largest insurance asset management company.

Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance in China. As at December 31, 2006, we had over 86 million individual and group life insurance policies and annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies as well as services.

Note: include a small number of exclusive agents who have not yet obtained the valid agency qualifications. (same as below)

2        China Life Insurance Company Limited

Financial

Summary

We set out below a financial summary of the Group (the “Group” refers to the Company and its subsidiaries) since its listing in 2003 up to 2006.

Unless otherwise stated, all the financial data of the Group set out in this annual report is prepared in accordance with

Hong Kong Financial Reporting Standards (“HKFRS”).

For the year ended December 31

RMB Million (except earnings per share)	2006	2005	2004	2003	2003
				(Proforma)
Total revenues	147,311	98,212	76,806	60,442	78,883
Net profit (Note)	19,956	9,306	7,171	5,857	(4,252)
Basic and diluted earnings per share (RMB)	0.75	0.35	0.27	0.29	(0.21)

Note:	Net profit refers to net profit attributable to shareholders of the Company.

As at December 31

RMB Million	2006	2005	2004	2003
Total assets	764,395	559,219	433,671	328,720
Investment assets (Note 1)	686,804	494,356	374,890	279,248
Total shareholders’ equity (Note 2)	139,665	80,378	66,530	62,436

Note 1:	Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans, securities purchased under agreements to resell and cash and cash equivalents.

Note 2:	Total shareholders’ equity refers to equity attributable to the shareholders of the Company.

Annual Report 2006        3

Chairman’s

Statement

“to establish China Life as a first international life insurance company with strong capital resources, advanced corporate governance, well-established management system, stringent internal control, leading technologies, first class team, superior service, outstanding brand, balanced and harmony development”
Yang Chao, Chairman

Dear Shareholders,

I am pleased to present to you the Group’s (the “Group” refers to the Company and its subsidiaries) operating results for the financial year ended December 31, 2006.

The year of 2006 represents a significant milestone year in the development history of China insurance industry. The promulgation of State Council’s “Some Opinions on the Reform and Development of the Insurance Industry” provided an unprecedented opportunity for the rapid development of China insurance industry. As a core member of China Life group, the Company integrated the group’s development strategy of “strong core business with appropriate diversification” to further its business goal, which is “to establish itself as a first class international life insurance company with strong capital resources, advanced corporate governance, well-established management system, stringent internal control, leading technologies, first class team, superior service, outstanding brand, balanced and harmony development”. With this in mind, the Company is dedicated to the creation of greater shareholders value. In 2006, with a view to promoting and developing the well being of the insurance industry as our responsibility, we played a leading role in the industry. Based on the guiding principle of “proactive and balance, consolidation and transformation, innovative and excel”, we captured the unprecedented opportunities arising from the rapid development of the insurance industry and we accelerated our business development, further strengthened our corporate structure, continued to optimise our investment portfolio, accelerated our business growth, continued to refine our business structure, vastly increased the investment return, generated higher operating profits, further optimised our corporate governance, continued to strengthen our internal control and, thereby, accomplishing each of the corporate and business objectives set out in 2006.

In December 2006, the Company completed the initial public offering of our A shares. On January 9, 2007, our A Shares were successfully listed on the Shanghai Stock Exchange. This further strengthened the capital base of our Company and significantly raised the Company’s brand and increased our influence on the society.

4        China Life Insurance Company Limited

Chairman’s

Statement

On January 23, 2007, our A Shares were admitted into Shanghai Stock Exchange Index 180, Shanghai Stock Exchange Index 50, Shanghai and Shenzhen Index 300, China Securities Index 100, China Securities Index 800 and CSI Well- off Index. On March 12, 2007, our H Shares were admitted into the Hang Seng Constituent Index and became the first Chinese bluechip insurance stock admitted into the Hang Seng Constituent Index. Our influence on the local and international capital market becomes increasingly significant.

Our Company is the core member of the China Life group, which ranked 217th among “Fortune 500” announced by Fortune in 2006. In March 2006, the Company was awarded “The World’s Most Admired Companies 2006” by Fortune. In June 2006, the Company was named as one of the “Top 10 Most Valuable Brand Name of China” in the campaign of “China’s 500 Most Valuable Brand” jointly hosted by the selection panel of World Brand Lab and World Economic Forum for the three consecutive years. In September 2006, the Company was named by the magazine “Euromoney” as “Asia’s Best Managed Companies”. In November 2006, the Company ranked top ten of the China’s Top 20 Brands announced by the U.S. “Business Week”. In January 2007, the Company ranked top three in the campaign of “2006 Top 10 Most-liked Hong Kong Listed Companies” by a selection panel comprising of Association of International Accountants, Hong Kong Branch and other organisations. In April 2007, the Company ranked 243rd in “the Global Largest 2000 Enterprises” by Forbes, an improvement of 54 places compared to 2006.

In 2006, the Group’s total revenues were RMB147,311 million, the net profits attributable to shareholders of the Company were RMB19,956 million, the basic and fully diluted earnings per share was RMB0.75, each of which is a historic record high for the Company. As at December 31, 2006, the Company’s embedded value was RMB181,989 million, and the solvency margin was approximately 3.5 times the minimum regulatory requirements.

ACHIEVING RAPID GROWTH AND MAINTAINING MARKET LEADING POSITION

As at December 31, 2006, the Group’s total revenues were RMB147,311 million, an increase of 50.0% from 2005. Gross written premiums and policy fees reached RMB99,417 million, an increase of 22.7% from 2005. The net investment income was RMB24,942 million, an increase of 49.5% from 2005. Both the Company’s insurance business and investment performed excellently, leading to a substantial improvement in the operating results.

In accordance with the data released by the China Insurance Regulatory Commission (“CIRC”), under the PRC Generally Accepted Accounting Principles (“PRC GAAP”), the Company’s market share in 2006 was 45.27%, continued to maintain its leading position in the life insurance market in China.

OPTIMISING BUSINESS STRUCTURE AND STEADY INCREASE IN EMBEDDED VALUE

The Company endeavors to optimise the quality of its business. In 2006, the Company’s total gross written premiums were RMB92,320 million, an increase of 23.2% from 2005. The first year regular gross written premium accounted for

90.7% of the first-year gross written premiums of long term traditional insurance contracts. The continued improvement of the business quality enables the Company to sustain its long term steady development.

The rapid growth in business and the improvement of business quality further enhanced the Company’s embedded value. As at December 31, 2006, the Company’s embedded value was RMB181,989 million, an increase of 59.7% from 2005. The value of new business for the year ended December 31, 2006 was RMB10,481 million, an increase of 40.0% from

2005.

STRONG CAPITAL BASE AND OUTSTANDING INVESTMENT ABILITY

We are one of the largest institutional investors in the China capital market. As at December 31, 2006, the Company’s investment assets reached RMB686,804 million, an increase of RMB192,448 million from 2005, representing an increase of 38.9%.

Annual Report 2006        5

Chairman’s

Statement

During 2006, the Company captured the favorable conditions of capital market, optimised the investment portfolio and increased the proportion of investment assets in equity and debt securities, which effectively increased the return on investment. In 2006, the Company’s investment yield was 4.27% (investment assets included financial assets and cash and cash equivalents but excluded accrued investment income), an increase of 41 basis points from 2005. The Company started to establish a high standard investment management information system and an investment standard, which complied with the investment nature of insurance fund in order to significantly improve the professional standard of our investment management. AMC (the Company’s subsidiary) and Franklin Templeton Strategic Investments Limited etc. jointly contributed capital to establish China Life Franklin Asset Management Company Limited for setting up an oversea investment platform for the Company. Besides, in term of investment innovation, there was also a breakthrough. The Company and National Development Bank jointly launched and fully subscribed for the US$300 million floating interest bond. This being the first private placement in the bond market of China.

In 2006, the Company actively pursed strategic investment opportunities. In June 2006, the Company successfully subscribed for shares in CITIC Securities Company Limited (“CITIC”) (Shanghai Stock Exchange Code 600030 SH) and became CITIC’s second largest shareholder. The Company also captured the investment opportunity when Guangdong Development Bank Company Limited (“GDB”) re-structured its capital, and subscribed for the shares in GDB and became one of the equally-ranked largest shareholders of GDB. Following our investment in the initial public offering of H shares of China Construction bank Limited (Hong Kong Stock Exchange Code 0939 HK), the Company also became one of the largest strategic investors in A shares and one of the largest cornerstone investors in H shares of Bank of China Limited (Hong Kong Stock Exchange Code 3988 HK, Shanghai Stock Exchange Code 601988 SH) and Industrial and Commercial Bank of China Limited (Hong Kong Stock Exchange Code 1398 HK, Shanghai Stock Exchange Code 601398 SH). The above strategic investment reflected our strong capital base and our outstanding investment management ability.

STRONG FINANCIAL POSITION AND SUBSTANTIAL IMPROVEMENT IN PROFITABILITY

The Group’s net profit for 2006 attributable to shareholders of the Company was RMB19,956 million, an increase of 114.4% from 2005. As at December 31, 2006, the Group’s total shareholders’ equity (attributable to the Company’s shareholders’ equity) was RMB139,665 million, an increase of 73.8% from 2005.

In 2006, the Company continued to strengthen its comprehensive budgetary management, imposed stringent policy on cost control. The consolidated cost control ratio was 14.9%, a decrease of 2.3 percentage points from 2005.

As at December 31, 2006, the Group’s total assets was RMB764,395 million and the solvency margin was 3.5 times the minimum regulatory requirement. A strong financial position and an adequate solvency margin provided the Company with powerful support in sustaining rapid and healthy development of the business.

EXPANDING SALES CHANNELS AND ENHANCING SERVICE STANDARD

As at December 31, 2006, the Company had more than 15,000 sale points and approximately 650,000 executive agents, each of which represents an increase from 2005. The rate of executive agents that holds valid license was 94%, an increase of 15 percentage points from 2005. The Company has approximately 12,000 direct sales force, maintaining the 2005 level. In addition, the Company has a network of more than 87,000 intermediary agency, spreading over in commercial bank, postal savings, cooperative saving institutions and with more than 15,000 customers managers. Our three major sale channels remained stable. We are taking steps to pool our resources in these three major sale channels for cross referral sales and sharing customer resources.

In 2006, the Company continued to devote efforts to improve underwriting and claims management as well as to improve customer services standard, to optimise and refine the business flow, to strengthen control over operation risk, and to improve and increase

6        China Life Insurance Company Limited

Chairman’s

Statement

service methods. At the same time, we continued to improve the professional standard of our client services for enhancing the customers’ satisfaction. Our centralized service platform “95519” Call Centre was granted the “2006 China’s Best Call Centre of the Year Award” by the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Informationalization under the Ministry of Information Industry, and was the only life insurance company receiving such award for the three consecutive years. The Company was also awarded the “2006 China Ten Best Service Brands” by China Call Centre & CRM Association.

In 2006, the Company continued to enlarge its investment in information technology (“IT”). Our investment in IT enables us to strengthen the IT application and to improve the customer services. This enables the operating system of the core business to be managed efficiently. The strengthening of the IT provided an overall support to our business sales, customer services, management decision making process and risk management. Furthermore, the Company continued to work on the centralization of data, and completed the national promotion of CBPS8 version and were now working toward the centralization of data of the head office. The location of our Shanghai data centre had been selected and project contract was signed. The selection of location of our Beijing research and development centre was being finalised. In February 2007, the Company was selected in third year by National Informatization Evaluation Centre as the “Top 500 Chinese Informatization Enterprises” and was ranked 12th in place, third among the shortlisted financial institutions and the first among the shortlisted insurance enterprises.

UPHOLDING THE HUMAN VALUE AND UPGRADING THE QUALITY OF STAFF

The Company upholds the importance of human value as their principal guidelines for human resources policy and management. As a foundation for our long-term sustainable growth, we endeavor to strengthen the building of our team and to improve our staff ‘s quality.

In 2006, the Company rearranged the management team and the representative of certain provincial branch offices. We had appointed a Chief Investment Officer, a Chief Information Technology Officer, and also recruited from oversea a Chief Actuary who had international working experience upon the retirement of Mr. Daniel Joseph Kunesh, our former Chief Actuary. Our team of senior management becomes more youthful, professional and international.

The Company valued highly the improvement of leadership quality and comprehensive skill and quality of all levels of our management. We provided tailored training to the newly appointed managers of all levels of the head office and the representatives and department heads of provincial branch offices.

The Company designated a Training Division to organize educational training for its staff. The Company utilised the existing training facilities and IT to set up “China Life Network College”, providing professional training to enhance the professional knowledge of all staff. At the same time, among the head office and branches, the Company systematically arranged for interaction between management personnel and professional technical personnel. In addition, the Company also selected staff to attend oversea professional training. We aim to develop and reserve more comprehensive qualified management and professional technical staff to meet our long-term corporate development growth.

ENHANCING CORPORATE GOVERNANCE AND STRENGTHENING INTERNAL CONTROL

At the shareholders’ annual general meeting in June 2006, new board members and supervisory committees were elected. In compliance with regulatory requirements, we have adopted the Procedural Rules for Shareholders’ Meeting, further amended the Company’s Articles of Association, Procedural Rules for Board and Supervisory Committee Meeting, for the refinement on the corporate matters. The Board of Directors also additionally appointed a finance specialist as an independent non-executive director and who is also a member of audit committee in order to strengthen professionalism in the Board of Directors. In view of the

Annual Report 2006        7

Chairman’s

Statement

Company’s successful experience in the disclosure of corporate governance information, the Company was invited by the United Nations Conference on Trade and Development in October 2006 to attend the twenty-third session of Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting (ISAR) in Geneva, its Europe Headquarter and presented a speech to the group. The Company was one of the two enterprises in the world being invited to attend the session and was also the only corporate representative from the developing countries.

In 2006, the Company, based on the existing internal control system, continued the refinement on the internal control structure and system. The Company set up a 5-tiers internal control structures. We set up Internal Control Compliance Division in our head office and provincial branch offices, and on the local level offices, we established the legal compliance section. The Company formulated the “Speedy Implementation and Application of Internal Control System” to clarify the principle concept and guidelines on the internal control system, with stated objective and operating mechanisms to strengthen the internal control guidance. In September 2006, the Company organized a month-long activity on “Internal Control Awareness” to further implement the internal control concept and the compliance of “Sarbanes-Oxley Act – Section 404” requirements.

To comply with “Sarbanes-Oxley Act – Section 404” and other securities legislations of the United States, the Company completed a self assessment on internal control over financial reporting as of December 31, 2006, and confirmed such internal control was effective. The Company had also received from our registered independent auditors unqualified opinions on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting as of December 31, 2006. Management’s assessment and the report of our registered independent auditors will be included in our U.S. Securities and Exchange Commission (SEC) Form 20-F (the US version of annual report).

TAKING SOCIAL RESPONSIBILITY AND PLAYING A LEADING ROLE

The Company being the largest life insurance company in China endeavors to play a leading role in the industry and to actively participate in building a harmonious society. The Company was the first in promoting government policies on social matters and business development that were encouraged by the government. We actively involved in providing insurance services to the local community and participated in charitable activities, to fulfill our commitment on social responsibility.

Our Company placed strong emphasis on the development of New Village Cooperative Medical Scheme (“NVCMS”) etc. policy-oriented business. We had started the NVCMS business in 48 local towns and districts of our nine branches located in Jiangsu, Henan and Tsingtao. The cumulative participants in this scheme had reached almost 17.4 million.

The Company had also been enthusiastic toward the community charitable services. In 2006, the Company donated a total of RMB64.44 million to charitable organisations, among which, the Company organized to donate over RMB5 million to set up 18 “China Life Long March Primary Schools” along the Long March routes of the 13 provinces. The Company also donated RMB1 million to the “Mutual Support and Courage Fund” of Shanghai. In addition, our China Life Volunteer Organisation is being set up.

In March 2007, the Company contributed a capital of RMB50 million to set up “China Life Charitable Fund” and approval has been granted by the State Council. Playing a leading role in the industry and taking social responsibility have become an important part of our corporate cultures, which has also been clearly demonstrated in our corporate mission of “Care for Individual, Care for Life, Serve the Community and Create Value”.

8        China Life Insurance Company Limited

Chairman’s

Statement

FINAL DIVIDEND

The Board of Directors proposed the payment of a final dividend of RMB0.14 per share for the year ended December 31, 2006 to shareholders of the Company. The payment of final dividend shall be subject to shareholders’ approval at the annual general meeting (the “Annual General Meeting”) to be held on Tuesday, June 12, 2007.

2007 OUTLOOK

In 2007, China macro-economic shall continue to maintain a stable growth. Following the State Council’s “Some Opinions on the Reform and Development of the Insurance Industry” and also the resolutions made by the Central Finance Working Conference and National Insurance Working Conference in early 2007, there will be further impetus to expand the insurance industry. At the same time, the Company will face further challenges in view of the keen competition in the insurance industry and the uncertainty of the capital market. Being the largest life insurance company in China and one of the largest institutional investors in the capital market of China, we shall actively take up new challenges and capture new development opportunities. We shall utilize our strength in the possession of the largest customer base, the most extensive distribution network and service network, to continue to carry out the responsibility and mission in developing the insurance industry.

The Company will endeavor to strengthen and perfect our corporate governance, to strengthen internal control and risk management, as well as to capture business opportunities, to restructure the business, to continue to develop better quality insurance business, to consolidate our leading position and to optimise our investment structure, to improve the investment return and to further increase profitability. We shall actively respond to our customers’ changing needs by innovating new business and products, providing logistic and service support and continuing to improve our level of sale and service. We shall continue to play our leadership role in the industry by actively pursue social responsibility. We shall further advance the Company’s competitive advantage and ability to serve the economic needs of the society. We shall lay down solid foundation to develop the Company into first class international life insurance company and to create greater value to our shareholders.

Finally I would like to take this opportunity to extend my heartfelt gratitude to all our staff for their hard work and dedications. I would also like to express my sincere thanks to our shareholders and customers for their understanding and support. My special thanks to our board members, members of the supervisory committee, the operational management for their commitments to the Company. My sincere thanks to Mr. Wu Yan, our resigned director and president and also Mr. Miao Fuchun, our retiring non-executive director for their contributions and valuable guidance during the tenure of their office.

By order of the Board

Yang Chao

Chairman

Beijing, China

April 17, 2007

Annual Report 2006        9

ALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECH

Focusing on people,
Caring for life

ALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECH

Business

Review

GROSS WRITTEN PREMIUMS AND DEPOSITS

	For the year ended December 31
	2006	2005
	RMB million	RMB million
Individual life insurance
Gross written premiums	80,086	63,205
First-year gross written premiums	22,659	19,574
Single gross written premiums	1,175	1,085
First-year regular gross written premiums	21,484	18,489
Renewal gross written premiums	57,427	43,631
Deposits	70,355	62,483
First-year deposits	56,560	49,144
Single deposits	53,658	46,061
First-year regular deposits	2,902	3,083
Renewal deposits	13,795	13,339
Group life insurance
Gross written premiums	1,144	867
First-year gross written premiums	1,115	851
Single gross written premiums	1,030	811
First-year regular gross written premiums	85	40
Renewal gross written premiums	29	16
Deposits	21,086	23,463
First-year deposits	21,078	23,452
Single deposits	21,072	23,401
First-year regular deposits	6	51
Renewal deposits	8	11
Accident and short-term health insurance
Gross written premiums	11,090	10,867
Short-term accident insurance
Gross written premiums	5,148	5,135
Short-term health insurance
Gross written premiums	5,942	5,732
Total gross written premiums	92,320	74,939
Total deposits	91,441	85,946

12        China Life Insurance Company Limited

Business

Review

INSURANCE BUSINESS

As at December 31, 2006, the Company’s gross written premiums and policy fees for the year 2006 was RMB99,417 million, an increase of 22.7% from 2005.

In accordance with the data released by CIRC, under the PRC GAAP, the Company’s market share in 2006 was 45.27%, continued to maintain its leading position in the life insurance market in China.

In 2006, the Company continued to pursue business restructuring and to improve the quality of our business. As at December 31, 2006, the gross written premiums were RMB92,320 million, an increase of 23.2% from 2005. The gross written premiums of long-term traditional insurance contracts were RMB81,230 million, of which the first-year gross written premiums of long-term traditional insurance contracts were RMB23,774 million, an increase of 16.4% from 2005; the first-year regular gross written premiums were 21,569 million, an increase of 16.4% from 2005, both show significant improvement over 2005. The first-year regular gross written premiums accounted for 90.7% of the first-year gross written premiums of long-term traditional insurance contracts.

In 2006, one-year new business value amounted to RMB10,481million, an increase of 40% from 2005. This was mainly attributable to the premium income growth in new business for traditional insurance contracts and regular premium contracts especially the ten-year paid or more than ten-year paid business, together with the reduction in future corporate income tax etc.

Individual Life Insurance Business

During the reporting period, the Company’s gross written premiums and policy fees attributable to individual life insurance business were RMB86,587 million, representing 87.1% of the gross written premiums and policy fees for the reporting period, an increase of RMB17,699 million or 25.7%, over RMB68,888 million in 2005.

The gross written premiums attributable to individual life insurance business were RMB80,086 million, an increase of RMB16,881 million, or 26.7% over RMB63,205 million in 2005. The first-year gross written premiums attributable to individual life insurance business were RMB22,659 million, representing 28.3% of the gross written premiums attributable to individual life insurance business. The first-year regular gross written premiums attributable to the individual life insurance business were RMB21,484 million, representing 94.8% of the first-year gross written premiums attributable to individual life insurance business.

The Company sells both participating and non-participating individual life insurance products. The gross written premiums attributable to individual life insurance participating products and non-participating products for the reporting period were RMB41,003 million and RMB 39,083 million respectively.

Group Life Insurance Business

During the reporting period, the Company’s gross written premiums and policy fees attributable to group life insurance business were RMB1,740 million, representing 1.8% of the gross written premiums and policy fees for the reporting period and an increase of RMB473 million, or 37.3%, over RMB1,267 million in 2005.

The Company sells both participating and non-participating group life insurance products.

Annual Report 2006        13

Business

Review

INSURANCE BUSINESS (Continued)

Accident and Health Insurance Business

During the reporting period, the Company’s gross written premiums attributable to accident and health insurance business (both of which comprise short term business) were RMB11,090 million, representing an increase of RMB223 million, or 2.1%, over RMB10,867 million in 2005. In particular, the gross written premiums attributable to accident insurance business amounted to RMB5,148 million, an increase of RMB13 million or 0.3% over RMB5,135 million in 2005. The gross written premiums attributable to health insurance business were RMB5,942 million, an increase of RMB210 million or 3.7% over RMB5,732 million in 2005.

INVESTMENTS

In 2006, the Company continued to adopt the principle of prudent investment policy and at the same time, captured the favourable conditions of the capital market. The Company had effectively increased the return on investment through increasing the proportion of investment assets in equity and debt securities. In 2006, the Group’s investment yield was 4.27% (investment assets included financial assets and cash and cash equivalent, but excluded accrued investment income), an increase of 41 basis points from 2005.

In 2006, the Company captured the opportunities posted by the restructuring, initial public offering and new shares issuance of financial institutions such as domestic banks and securities firms, we strategically invested in some of companies which had greater growth potential and effectively increased our investment income.

As at December 31, 2006, the investment assets of the Group was as follows:

RMB million
Debt Securities	357,898
Held-to-maturity securities	176,559
Available-for-sale securities	176,868
Financial assets at fair value through income (held-for-trading)	4,471
Equity Securities	95,493
Available-for-sale securities	62,595
Financial assets at far value through income (held-for-trading)	32,898
Term deposits	175,476
Statutory deposits-restricted	5,353
Policy loans	2,371
Cash and cash equivalents	50,213

Debt Securities

Debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds/debts above specific standards, represented 52.1% of the Group’s total investment assets as at December 31, 2006, which is approximately the same level of 2005.

Equity Securities

Equity securities investments consists of investment directly invested in equity market and Chinese domestic investment fund. As at December 31, 2006, such investments represented 13.9% of the Group’s total investment assets, an increase of 5.9 percentage points from 2005.

14        China Life Insurance Company Limited

Business

Review

Term Deposits

Term deposits primarily held by commercial banks in China, represented 25.6% of the Group’s total investment assets as at December 31, 2006, a decrease of 7.8 percentage points from 2005.

Cash and Cash Equivalents

As at December 31, 2006, the cash and cash equivalents were amounted to RMB50,213 million, a significant increase from 2005. The increase was due primarily to the Company’s initial public offer of 1.5 billion A shares in December 2006, raising a net proceeds of approximately RMB 27,810 million.

DISTRIBUTION CHANNELS

The Company has the largest and most extensive distribution force and network in the life insurance sector in China, covering almost every county level administrative region in China, except the Tibet Autonomous Region. Exclusive agents, direct sales force and intermediaries comprising mainly commercial banks, postal savings and cooperative saving institutions are the three major distribution channels of the Company. In 2006, the Company’s distribution channels remained steady.

Distribution channel	As at 31 December 2006	As at 31 December 2005
Exclusive agents	650,000	640,000
Direct sales force	12,000	12,000
Intermediaries sale agency institutions	87,000	89,000

(1)	Exclusive Agents

The exclusive agents are the Company’s core distribution channel for individual life, individual accident and individual health insurance products. As at December 31, 2006, the Company has over 15,000 field offices and approximately 650,000 exclusive agents. The number of field offices and both show an increase from 2005. As at December 31, 2006, the percentage of certificate holders for exclusive agents was 94%, an increase of approximately 15 percentage points from 2005.

The managing methodology is the basic requirement for the Company to impose professional and orderly management toward our exclusive agents. In 2006, the Company having regarded to the changing of market competition environment and our strategic development, formulated and implemented “Exclusive agents Managing Methodology (2006 Edition) of China Life Insurance Company Limited” within the Company’s business system, with an objective to ensure the long-term stability and development of the insurance sales force. At the same time, the Company continued to promote the “Jin Ding Project”, which aimed to improved the overall sale performance of exclusive agents and the “International Quality Award” (“IQA”) and the dual certificates of “International Award for Productivity” (“IAP”) which aimed to further facilitated management of risk control and information technology support to the exclusive agents.

In 2006, the Company while continued to expand its individual insurance sales channels, it also accelerated the development of a special sales force for orphan policies services and new business development. As at December 31, 2006, the sales force contained 17,000 exclusive agents (these personnels were included in the aforesaid 650,000 exclusive agents).

Annual Report 2006        15

Business

Review

DISTRIBUTION CHANNELS (Continued)

(2)	Direct sales force

The Company’s direct sales force is the primary distribution channel for its group life insurance, group annuities, accident insurance, short-term health insurance and group long-term health insurance.

In 2006, the Company focused on to strengthen and explore the customer base of the group insurance sale channel and to penetrate insurance sale in workforce. We continued to strengthen the key customer managers team with an aim to improve the service quality to our major clients.

As at December 31, 2006, the number of direct sales force is about 12,000, maintaining the same level as in 2005.

(3)	Intermediaries sale agency institutions

The Company also sells insurance products through intermediaries such as commercial banks, postal savings and cooperatives saving institutions. As at December 31, 2006, the Company had cooperated with more than 87,000 intermediaries slightly lower than 2005 and is primarily due to the restructuring of some ineffective network and the increase of market competition. The customer relationship managers were over 15,000, an increase from 2005.

FINANCIAL MANAGEMENT

In 2006, the Company continued its direction in comprehensive budgetary management, optimising the allocation of resources and leverage on expense management to promote business restructuring. Endeavors were devoted to realise the synergy from business development, business restructuring and growth in profitability by capitalizing on the core function of financial management in operation management. Under the premises of facilitating business development, the Company further strengthened cost control and continued to conduct the policies such as centralized procurement of goods and services in bulk. Our consolidated cost control ratio in 2006 was 14.9%, a decrease of 2.3 percentage points from 2005. At the same time the Company further strengthened the management of funds, and the control over funding risks. We continued to employ the method of daily average balance in measuring the funding transfer limits so as to increase the concentration of funding and the efficiency of asset management.

ACTUARIAL MANAGEMENT

The Company’s actuarial work focused on liability valuation, statutory solvency margin calculation, surplus analysis, new products profitability analysis, experience analysis, policyholder dividend calculation, asset and liability management etc. In 2006, the Company completed its own Life Table. Besides, the embedded value has become an important benchmark in measuring the quality and sustainability of the Company’s business.

PRODUCT DEVELOPMENT

In 2006, the Company completed the development of 36 new products, including 10 long-term life insurance products, 10 accident insurance products and 16 health insurance products. The Company also modified and upgraded its most important group life insurance product, “Yong Tai Group Annuity”. The Company modified the long-term life insurance products based on the new Mortality Table published by CIRC.

In 2006, the Company began to establish regional research centres for products development to study and satisfy market needs and be able to response speedily to market requirements. Presently the Company has set up four regional products research and development centres in Shanghai, Jiangsu, Chongqing and Shenzhen.

16        China Life Insurance Company Limited

Business

Review

PRODUCT DEVELOPMENT (Continued)

In 2006, in complying with CIRC’s requirements, the Company amended 185 contract terms of its insurance products with an aim to improve the products’ terms and conditions for strengthening the protection on customers’ rights.

In March 2007, the Company’s new product “China Life Simple Life and Medical Insurance” (“SLMI”) was launched. The terms of the SLMI were simple and easy to understand, taking into account the consumers’ affordability and the insurance requirements. Presently, SLMI was approved to launch initially in the agricultural villages of Hebei, Henan and Jiangsu and the market reaction was favourable.

INTERNAL CONTROL

In 2006, the Company continued to pursue optimization of its risk management resources. In complying with the requirements of Sarbanes Oxley Act Section 404, and by reference to CIRC’s review of the Company’s system of internal control, the Company further strengthened its internal control, supervisory control and conducted a series of internal audit on specific projects, economic responsibilities and accountability within the Company. The Company launched a month-long “Internal Control Awareness programme”, focusing on system deficiency, implementation, enforcement and optimising internal system and the Company achieved satisfactory result. The Company formulated the “Speedy Implementation and Application of Internal Control System” to further clarify the guiding principle and overall objective of the internal control system. We centralized and coordinated the structure of the internal control system, standardization of the regulations, the operating and methodology to build up comprehensive risk management system. The objective was to instill the awareness of internal control according to rules as part of our corporate culture in order to raise the overall standard of the internal control system.

CIRC conducted a review on the adequacy of the Company’s system of internal control system, including the reasonableness and effectiveness of the system in the first half of 2006. The review enables the Company to further strengthen its system of internal control and to rectify any weaknesses that came to light.

To comply with the requirements under Section 404 of the Sarbanes-Oxley Act, the Company has implemented “Section 404 – Management of Daily Operational Compliance Guidance”, “Section 404 – Review Procedure Compliance Guidance” and other rules which play a positive role in establishing a platform for compliance purpose.

To comply with “Sarbanes-Oxley Act – Section 404” and other securities legislations of the United States, the Company completed a self assessment on internal control over financial reporting as of December 31, 2006, and confirmed such internal control was effective. The Company had also received from our registered independent auditors unqualified opinions on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting as of December 31, 2006. Management’s assessment and the report of our registered independent auditors will be included in our SEC Form 20-F (the US version of annual report).

Annual Report 2006        17

Business

Review

BUSINESS MANAGEMENT

In 2006, the Company continued to devote efforts to improve its business management system, through refinement of business process, regularization of operational management with special emphasize on internal control and quality monitoring. The Company also formulated centralization of operational management at provincial level to enable the provincial offices to manage the business operations, financial management, customers service and information technology in a centralized manner. As at December 31, 2006, 14 provincial branches had firstly completed the centralisation of operational management on provincial level. The Company managed its underwriting and claims management operations and exercised risk control by setting down authorization limits on its branch offices and implementing a hierarchy-based system of underwriters and claims inspectors.

CUSTOMER SERVICES

The Company mainly provides customer service through its customer service teams at different branches and field offices throughout China and the support of an advanced telephone call centre together with “95519 Short Message Mobile System and the Company’s website”. In 2006, the Company completed the pilot work for standardization of the design of customer service centre and staff uniform. The Company also completed its work on customer segmentation in order to strengthen its services provided for VIP customers. A 6-months promotional program “Hand in Hand with China Life to establish a harmonious lifestyle”, the “China Life 1+N” Service Brand, as well as competition events on customers services’ technique were launched to raise skills and the standards of the customer service teams. The Company also established a specialist Customer Service Department in 2006 to further refine its customer services, to enhance and supervise the quality of services, with the aim to raise the customer services to higher professional level to meet the customer’s expectations.

In April 2006, the Company’s centralized service platform “95519” Call Centre was granted the award of “2006 China’s Best Call Centre of the Year Award” by the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Informationalisation under the Ministry of Information Industry, and was the only life insurance company for the three consecutive years receiving such award. In December 2006, the Company was awarded “2006 China Top Ten Best Service Brands” by China Call Centre & CRM Association.

IT TECHNOLOGY

In 2006, the Company continued to increase its investment in IT, raising the standards of the IT applications and services. In the course of upgrading the effectiveness and steadiness of the IT application system, the Company had developed the Corporate Annuity System, Re-insurance System, Health and Short-term Accident Insurance System, Internet Sales System, Sales Agent Management System, Business Grant Audit System, Assets and Liabilities Assessment System, Investment and Risk Management System etc., and continued to refine the Financial Management System and Customer Service System. The Company’s IT core operating system was now migrated to its mature stage and had been able to provide support to the Company’s business & sales operations, customers services, management decision making process, and risk management functions. The IT platform could now provide direct access to the frontline operational which had facilitated the technical support that can enhance the effectiveness of the Company’s business development and strategic management.

Besides, the Company continued to centralize the database and had completed the promotion of CBPS8 version, enabling the centralization of data at provincial level, and work towards data centralization in the headquarter. The Company had selected the location for the data processing centre in Shanghai and had completed the signing for relevant project contracts. The research and development centre in Beijing was in the process of locating a suitable site for its operation.

18        China Life Insurance Company Limited

Business

Review

CORPORATE ANNUITY BUSINESS

In August 2005, the Company and AMC, the Company’s subsidiary, obtained the qualifications of “Corporate Annuity Account Manager” and “Corporate Annuity Investment Manager” from the Ministry of Labour and Social Security, the People’s Republic of China, respectively. In accordance with the State’s rules and regulations, the Company had completed the relevant requirements for establishment of equipment, recruitment of staff, and establishment of operating system. Through the Company’s and AMC’s extensive experience in personal assets management and of investment management, we had been actively developing the annuity business, and initial progress was noted.

Besides, China Life Pension Insurance Company Limited, a subsidiary of the Company, which was jointly formed with capital contributed by China Life Insurance (Group) Company (“CLIC”), the Company and AMC, had obtained the insurance business license on December 15, 2006 and the business operating license on January 15, 2007.

Annual Report 2006        19

Management

Discussion & Analysis

Vice President, executive director:

Mr. Wan Feng (Middle)

Vice President:

Mr. Lin Dairen (2nd from right)

Ms. Liu Yingqi (2nd from left)

Mr. Liu Jiade (1st from right)

Assistant President:

Mr. Su Hengxuan (1st from left)

Operating Results

Results of our business operations are subject to a variety of factors. For example, we face increasing competitive pressures from other insurance companies operating in China, which may materially and adversely affect the growth of our business. In addition, our investments are subject to, among other things, volatility in the PRC securities markets, which is still at an early stage of development. Therefore, our operating results of previous financial years may not reflect our current or future operating results. For a full description of the risks affecting our business, see Risk Factors in our prospectus dated December 9, 2003 for our initial public offering, as well as our annual reports on Form 20-F filed with the SEC.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

NET PREMIUMS EARNED AND POLICY FEES

Net premiums earned and policy fees increased by RMB18,809 million, or 23.5%, to RMB98,847 million in 2006 from RMB80,038 million in 2005. This increase was primarily due to increases in net premiums earned and policy fees from the individual life insurance and group life insurance businesses. Net premiums earned from participating products of long-term traditional insurance contracts were RMB41,001 million in 2006, an increase of RMB9,985 million, or 32.2%, from RMB31,016 million in 2005. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for participating endowment products. Of total net premiums earned in 2006, RMB2,205 million was attributable to single premium products and RMB78,952 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2005, RMB1,896 million was attributable to single premium products and RMB62,027 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB17,770 million, or 25.8%, to RMB86,519 million in 2006 from RMB68,749 million in 2005. This increase was primarily due to increases in renewal premiums, policy fees and new policy premiums.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB478 million, or 38.0%, to RMB1,735 million in 2006 from RMB1,257 million in 2005. This increase was primarily due to increases in sales of whole-life insurance products and increases in policy fees.

20        China Life Insurance Company Limited

Management

Discussion & Analysis

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB561 million, or 5.6%, to RMB10,593 million in 2006 from RMB10,032 million in 2005. Gross written premiums from the accident insurance business increased by RMB13 million, or 0.3%, to RMB5,148 million in 2006 from RMB5,135 million in 2005 and gross written premiums from the health insurance business increased by RMB210 million, or 3.7%, to RMB5,942 million in 2006 from RMB5,732 million in 2005. These increases were primarily due to our increased sales efforts for accident insurance business, but offset in part by our adjustment of our sales strategies for health insurance business to reduce our sales of certain health products with relatively higher risks.

NET INVESTMENT INCOME

Net investment income increased by RMB8,257 million, or 49.5%, to RMB24,942 million in 2006 from RMB16,685 million in 2005. This increase was primarily due to the growth in investment assets during 2006 and an increase in investment yield.

As at December 31, 2006, total investment assets were RMB686,804 million and the investment yield for the year ended December 31, 2006 was 4.27%. As at December 31, 2005, total investment assets were RMB494,356 million and the investment yield for the year ended December 31, 2005 was 3.86%. This increase was primarily due to increased investments in debt and equity securities, favorable adjustment of our investment portfolio, favorable capital market conditions and expanded investment channels for insurance companies. Our investment income is affected by many factors, including the volatility of the securities markets in China. Changes in the PRC capital markets and volatilities in the PRC securities markets in the future could have an impact on our net investment income, and accordingly an adverse impact on our net profit.

NET REALISED GAINS/LOSSES ON FINANCIAL ASSETS

Net realised gains on financial assets increased by RMB2,105 million to RMB1,595 million in 2006 from net losses of RMB510 million in 2005. The results in 2006 reflected net realised losses of RMB6 million on debt securities and net realised gains of RMB1,601 million on equity securities, which was primarily due to the favorable China stock market in 2006.

NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

We reflect net fair value gains on assets at fair value through income (held-for-trading) in current year income. Our net fair value gains on assets at fair value through income (held-for-trading) were RMB20,044 million in 2006, increased by RMB19,784 million, or 76.09 times from RMB260 million in 2005. The results in 2006 reflected net fair value gains on assets at fair value through income (held-for-trading) of RMB305 million on debt securities, resulting from favorable conditions in debt securities markets in 2006 and increased investments in debt securities. Net fair value gains on assets at fair value through income (held-for-trading) of RMB19,739 million on equity securities, resulting from extremely favorable conditions in equity securities markets and increased investments in equity securities.

OTHER INCOME

Other income increased by RMB144 million, or 8.3%, to RMB1,883 million in 2006 from RMB1,739 million in 2005. This was primarily due to the fee income received from CLIC as the reward for assisting CLIC to mitigate its business risk arising from non-transferred policies.

DEPOSITS AND POLICY FEES

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits increased by RMB5,495 million, or 6.4%, to RMB91,441 million in 2006 from RMB85,946 million in 2005. This increase was primarily due to an increase in business volume. Policy fees increased by RMB1,014 million, or 16.7%, to RMB7,097 million in 2006 from RMB6,083 million in 2005. This increase was primarily due to an increase in the proportion of investment-type products with higher policy fee charges. Total deposits from participating products increased by RMB5,785 million, or 7.6%, to RMB81,749 million in 2006 from RMB75,964 million in 2005. Total policy fees from participating products increased by RMB917 million, or 21.4%, to RMB5,193 million in 2006 from RMB4,276 million in 2005.

Annual Report 2006        21

Management

Discussion & Analysis

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB7,872 million, or 12.6%, to RMB70,355 million in 2006 from RMB62,483 million in 2005. This increase was primarily due to an increase in the sales of investment-type contracts. Policy fees from the individual life insurance business increased by RMB818 million, or 14.4%, to RMB6,501 million in 2006 from RMB5,683 million in 2005. These increases were primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business decreased by RMB2,377 million, or 10.1%, to RMB21,086 million in 2006 from RMB23,463 million in 2005. Policy fees from the group life insurance business increased by RMB196 million, or 49.0%, to RMB596 million in 2006 from RMB400 million in 2005. These changes were primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

INSURANCE BENEFITS AND CLAIMS

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB14,391 million, or 26.6%, to RMB68,420 million in 2006 from RMB54,029 million in 2005. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB2,486 million, or 29.9%, to RMB10,797 million in 2006 from RMB8,311 million in 2005. This increase was principally due to an increase in the number of policies in force and the accumulation of liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 10.9% and 10.3% in 2006 and 2005 respectively. Interests credited to long- term investment-type insurance contracts increased by RMB1,492 million, or 30.5%, to RMB6,386 million in 2006 from RMB4,894 million in 2005. This increase primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB8,545 million, or 34.2%, to RMB33,551 million in 2006 from RMB25,006 million in 2005. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB599 million, or 14.8%, to RMB4,652 million in 2006 from RMB4,053 million in 2005, the increase in liability of long- term traditional insurance contracts increased by RMB6,501 million, or 38.6%, to RMB23,345 million in 2006 from RMB16,844 million in 2005, and the interest credited to long-term investment-type insurance contacts increased by RMB1,445 million, or 35.2%, to RMB5,554 million in 2006 from RMB4,109 million in 2005.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB14,244 million, or 30.9%, to RMB60,405 million in 2006 from RMB46,161 million in 2005. This increase was due to an increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB2,381 million, or 30.7%, to RMB10,125 million in 2006 from RMB7,744 million in 2005 and the increase in liability of long-term traditional insurance contracts increased by RMB10,365 million, or 30.9%, to RMB43,915 million in 2006 from RMB33,550 million in 2005. The increase in liability of long-term traditional insurance contracts was primarily due to an increase in business volume and the accumulation of liabilities.

22        China Life Insurance Company Limited

Management

Discussion & Analysis

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB5 million, or 0.5%, to RMB1,016 million in 2006 from RMB1,021 million in 2005. This decrease was primarily due to a decrease in the increment of long-term traditional insurance contracts liabilities and interest credited to long-term traditional insurance contracts, but offset in part by an increase in life insurance death and other benefits. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB105 million, or 18.5%, to RMB672 million in 2006 from RMB567 million in 2005 and the increase in long-term traditional insurance contracts liabilities decreased by RMB104 million, or 24.4%, to RMB323 million in 2006 from RMB427 million in 2005. This decrease was primarily due to a decrease in the contracts in force.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB152 million, or 2.2%, to RMB6,999 million in 2006 from RMB6,847 million in 2005. This increase was primarily due to increases in business volume in our accident and health insurance business.

INTEREST CREDITED TO INVESTMENT CONTRACTS

Interest credited to investment contracts increased by RMB23 million, or 2.4%, to RMB996 million in 2006 from RMB973 million in 2005. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB12 million, or 1.3%, to RMB951 million in 2006 from RMB939 million in 2005.

INCREASE IN DEFERRED INCOME

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. Increase in deferred income increased by RMB3,086 million, or 36.2%, to RMB11,607 million in 2006 from RMB8,521 million in 2005. This increase was primarily due to an increase in business volume.

POLICYHOLDER DIVIDENDS RESULTING FROM PARTICIPATION IN PROFITS

Policyholder dividends resulting from participation in profits increased by RMB12,258 million, or 228.7%, to RMB17,617 million in 2006 from RMB5,359 million in 2005. This increase was primarily due to an increase in business volume and accordingly, an increase in our reserves for participating products, as well as an increase in investment yield for participating products.

AMORTISATION OF DEFERRED POLICY ACQUISITION COSTS

Amortisation of deferred policy acquisition costs increased by RMB2,493 million, or 32.1%, to RMB10,259 million in 2006 from RMB7,766 million in 2005. This increase was primarily due to an increase in the number of policies and overall amount of in-force business, as well as an increase in investment income in 2006.

UNDERWRITING AND POLICY ACQUISITION COSTS

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB570 million, or 30.9%, to RMB2,415 million in 2006 from RMB1,845 million in 2005. Underwriting and policy acquisition costs were 2.4% and 2.3% of net premiums earned and policy fees in 2006 and 2005, respectively.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB444 million, or 31.3%, to RMB1,862 million in 2006 from RMB1,418 million in 2005. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk-type insurance contracts and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB126 million, or 29.5%, to RMB553 million in 2006 from RMB427 million in 2005. This increase was primarily due to the increase in business volume and increased market competition.

Annual Report 2006        23

Management

Discussion & Analysis

ADMINISTRATIVE EXPENSES

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as compensation and other administrative expenses. Administrative expenses increased by RMB2,102 million, or 29.0%, to RMB9,339 million in 2006 from RMB7,237 million in 2005. This increase primarily reflected the increase in business volume.

OTHER OPERATING EXPENSES

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by RMB61 million, or 7.6%, to RMB859 million in 2006 from RMB798 million in 2005. This increase primarily reflected an increase in charity donations including RMB50 million for the establishment of a charity foundation.

INCOME TAX

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB3,409 million, or 158.9%, to RMB5,554 million in 2006 from RMB2,145 million in 2005. This increase was primarily due to the increase in business volume. Our effective tax rate for 2006 was 21.7% as compared with a statutory tax rate of 33%.

NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB10,650 million, or 114.4%, to RMB19,956 million in 2006 from RMB9,306 million in 2005. This increase was primarily due to the increases in net profits of individual life and group life insurance businesses.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB12,993 million, or 121.8%, to RMB23,663 million in 2006 from RMB10,670 million in 2005. This increase was primarily due to the increases in investment income and business volume of regular payment products.

Group Life Insurance Business

Net profit in the group life insurance business increased by RMB1,377 million to RMB864 million in 2006, from a net loss of RMB513 million in 2005. This increase was primarily due to the increases in investment income and business volume of regular payment products.

Accident and Health Insurance Business

Net profit in the accident and health insurance business decreased by RMB271 million, or 21.2%, to RMB1,009 million in 2006 from RMB1,280 million in 2005. The decrease in profitability was primarily due to increased market competition, which led to an increase in administrative expenses, offset in part by net fair value gains on assets at fair value through income (held-for-trading) in our accident and health insurance business.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

24        China Life Insurance Company Limited

Management

Discussion & Analysis

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at December 31, 2006, the amount of cash and cash equivalents was RMB50,213 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at December 31, 2006, the amount of term deposits was RMB175,476 million.

Our investment portfolio also may provide us with a source of liquidity to meet unexpected cash outflows. As at December 31, 2006, investments in debt securities had a fair value of RMB369,631 million. As at December 31, 2006, investments in equity securities had a fair value of RMB95,493 million. However, the People’s Republic of China (the “PRC”) securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than those in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities was RMB80,352 million in 2006, an increase of RMB48,524 million from 2005. This increase was primarily due to our increased sales and maturity of financial assets at fair value through income (held-for-trading).

Net cash used in investment activities was RMB141,038 million in the year ended December 31, 2006, an increase of RMB49,698 million from 2005. This increase in cash used in investing activities was primarily due to an increase in our debt securities and term deposits.

Net cash provided by financing activities was RMB83,313 million in the year ended December 31, 2006, an increase of RMB22,596 million from 2005. The changes in cash provided by financing activities over these periods were primarily due to the cash proceeds from our initial public offering of A shares in December 2006.

Annual Report 2006        25

Management

Discussion & Analysis

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million (US$3,062 million). As at the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation in its initial public offering in 2005, a portion of which was sold early 2006, and approximately US$425 million for investments in foreign-currency dominated debts in China. We used approximately HK$1,175 million for investments in H shares of Bank of China Limited in its initial public offering in May 2006, approximately HK$2,000 million for investments in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million for investments in Guangdong Development Bank in December 2006.

Our initial public offering of A shares in December 2006 provided cash proceeds of approximately RMB27,810 million. We received such cash proceeds on December 29, 2006. As at the date of this annual report, the cash proceeds from our A share offering was used to increase our capital.

INSURANCE SOLVENCY REQUIREMENTS

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency margin of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum solvency margin it is required to meet. The following table shows the Company’s solvency ratio as at December 31, 2006:

As at December 31 2006
(RMB in millions, except percentage data)
Actual solvency margin	96,297
Minimum solvency margin	27,549
Solvency ratio	350%

Insurance companies are required to calculate and report annually to the CIRC their solvency margin and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

Our solvency margin as at December 31, 2006 was approximately 3.5 times the minimum regulatory requirement. Among the twelve financial ratios, eleven financial ratios were within their usual ranges and our actual solvency ratio was slightly higher than the usual range provided by the CIRC. The increase in our actual solvency ratio was due to the proceeds received from our initial public offering of A shares.

26        China Life Insurance Company Limited

Management

Discussion & Analysis

DIFFERENCE IN ACCOUNTING STANDARDS

HKFRS vary in certain significant respects from PRC GAAP. The net profit reconciliation from PRC GAAP to HKFRS is as follows:

	2006 RMB million	2005 RMB million
Net profit under the PRC GAAP	9,601	5,456

Reconciling items:
Insurance related adjustments	193	6,254
– Deferred policy acquisition costs (a)	5,653	6,308
– Premiums, benefits and reserves of insurance and investment contracts (b)	(5,722)	727
– Claims reserves (c)	(57)	(637)
– Unearned premium reserves (d)	46	(144)
– Other adjustment related to insurances	273	—

Investment related adjustments	15,824	(563)
– Classification difference on investment (e)	15,731	(414)
– Adjustment for effective interest rate (f )	(13)	(47)
– Other adjustment related to investments	106	(102)
Reversal of property, plant and equipment revaluation surplus and its related depreciation (g)	93	59
Stock appreciation rights (h)	(431)	—
Deferred tax effects thereof	(5,321)	(1,899)
Impact to Minority Interest from above items	(3)	(1)

Net profit attributable to shareholders of the Company under HKFRS	19,956	9,306

Notes to the reconciliation items:

(a)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, the costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business, are deferred. DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract.

(b)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the Group classifies its long-term products into four categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies.

Annual Report 2006        27

Management

Discussion & Analysis

(c)	Claims reserves

Under the PRC GAAP, outstanding claims reserve represents reserve for reported claims and claims incurred but not reported (“IBNR”). For outstanding claims reserve that is reported, the reserve is set at the claimed amount to the extent that it does not exceed the sum assured; if the amount has not been specified by the claimant, the reserve is set at the sum assured. For IBNR of the short-term accident insurance and short-term health insurance which only cover medical costs caused by accident, the reserve is set no higher than 4% of claims paid for that year. For IBNR of the remaining short-term health insurance (except for those which only cover medical costs caused by accident), the reserve is set in accordance with CIRC’s relevant actuarial regulations. In accordance with HKFRS 4 – Insurance Contract, the liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims, using past experience adjusted for current trends, and any other factors that would modify past experience. Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized when the estimates are changed or payments are made, an additional outstanding claims reserve should be recognized depending on the Group’s best estimates for unpaid claims.

(d)	Unearned premium reserves

Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. For the short-term accident insurance and the short-term health insurance which only cover medical costs caused by accident, unearned premium reserve is provided using 1/24 method of net written premium of these policies. For the remaining of short-term health insurance (except for the insurance obligations which only cover medical costs caused by accident), unearned premium reserve is set in accordance with CIRC’s relevant actuarial regulations. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

(e)	Classification difference on investments

Under the PRC GAAP, investments are classified as short-term and long-term investments based on the liquidity and intended holding period of the Company. Short-term investments are carried at the lower of cost and market value while long-term investments are recognized and measured at its cost. In accordance with HKAS 39 – Financial Instruments: Recognition and Measurement, the Group classifies these investments into four categories: financial assets at fair value through income (held-for-trading), held-to-maturity securities, loans and receivables and available-for-sale securities. Available-for-sale securities and financial assets at fair value through income (held-for-trading) are carried at fair value. Held-to-maturity securities, loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income (held-for-trading)” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

(f ) Adjustment for effective interest rate

Under the PRC GAAP, the Group does not amortize premium or discount of short-term debt investments and amortises the premium or discount of long-term bond investment using straight-line method. All the interests received from short-term investments are accounted as a reduction to the carrying value, except those already accounted as receivable at acquisition. According to HKAS39 – Financial Instruments: Recognition and Measurement, the Group uses effective interest rate method to amortize the premium or discount from debt investments.

(g)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under the PRC GAAP, the Group recognized RMB1,624 million capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

(h)	Stock appreciation rights

Under current PRC GAAP, the Group accounts for costs relating to exercised stock appreciation rights in the income statement in the period they are exercised. In accordance with HKFRS 2 – Share based payment, compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. The liability is remeasured at each balance date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement, the related liability is included in other liabilities.

28        China Life Insurance Company Limited

Embedded

Value

BACKGROUND

China Life prepares financial statements to public investors in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, that can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under HKFRS or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the financial effect of the Policy Management Agreement Between CLIC and China Life, the Non-competition Agreement Between CLIC and China Life, the Trademark License Agreement Between CLIC and China Life and the Property Leasing Agreement Between CLIC and China Life, nor the financial impact of transactions of China Life with China Life Insurance Asset Management Company, China Life Pension Company, and China Life Property and Casualty Insurance Company.

Annual Report 2006        29

Embedded

Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•

Net-of-tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net-of-tax adjustments to other liabilities.

According to the PRC accounting basis, an impairment provision is not required until the market value of a long- term investment has been consistently lower than its book value for more than two years. On the other hand, when the market value of a long-term investment is higher than its book value, the excess is not reflected in the accounts. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory policy reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

30        China Life Insurance Company Limited

Embedded

Value

ASSUMPTIONS

The calculations are based upon assumed corporate tax rate of 33% in 2006 and 2007, and 25% in 2008 thereafter. The investment returns are assumed to be 4.35% in 2006, grading to 5.4% in 2013 (remaining level thereafter) for the long-term business. An average of 22% in 2006, grading to 13% in 2016 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax for the long-term business. These returns and tax exempt assumptions are based on the Company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%. Other assumptions are determined by considering recent operating experience of the Company and expected future outlook.

PREPARATION

The embedded value and the value of one year’s sales were prepared by China Life with assistance from the Tillinghast business of Towers Perrin, an international firm of consulting actuaries. Tillinghast considers that the methodology adopted to determine these values is reasonable in the context of the current environment as a commonly adopted methodology for the purpose of providing an embedded value disclosure in the normal course of financial reporting. Tillinghast also considers that the assumptions adopted to determine these values, taken as a whole, are reasonable for this purpose.

SUMMARY OF RESULTS

The embedded value as at December 31, 2006 and the value of one year’s sales for the 12 months to December 31, 2006 are shown below.

Table 1

Embedded Value as at December 31, 2006 and Value of One Year’s Sales in the 12 months to December 31, 2006 (RMB million)

ITEM		RMB million
A	Adjusted Net Worth	117,700
B	Value of In-Force Business before Cost of Solvency Margin	78,296
C	Cost of Solvency Margin	(14,006)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	64,290
E	Embedded Value (A + D)	181,989

F	Value of One Year’s Sales before Cost of Solvency Margin	12,971
G	Cost of Solvency Margin	(2,489)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	10,481

Note: Numbers may not be additive due to rounding.

Annual Report 2006        31

Embedded

Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2006 (RMB million)

ITEM		RMB million
A	Embedded Value at Start of Year	113,954
B	Expected Return on Embedded Value	9,072
C	Value of New Business in the Period	10,481
D	Operating Experience Variance	1,615
E	Investment Experience Variance	3,116
F	Assumption other than Corporate Tax Assumption and Model Changes	1,334
G	Corporate Tax Assumption Changes	4,111
H	Market Value Adjustment	11,604
I	Shareholder Dividend Distribution	(1,338)
J	Capital Inflow	27,810
K	Other	230
L	Embedded Value as at 31 December 2006 (sum A through K)	181,989

Notes:     1)   Numbers may not be additive due to rounding.

2) Items B through K are explained below:
B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2006 plus the return on investments supporting the 2006 opening adjusted net worth.
C	Value of new business sales in 2006.
D	Reflects the difference between actual 2006 experience (including lapse, mortality, morbidity, expense and tax etc.) and the assumptions.
E	Compares actual with expected investment returns during 2006.
F	Reflects the effect of projection model enhancements and assumption revisions other than corporate tax assumption for selected products and a small increase in assumed investment returns.
G	Reflects the effect of corporate tax changes.
H	Change in the market value adjustment from the end of year 2005 to the end of the year 2006. I Reflects dividends distributed to shareholders during 2006.
J	Capital inflow from A-share financing at the end of 2006.
K	Other miscellaneous items.

32        China Life Insurance Company Limited

Embedded

Value

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	64,290	10,481
Risk discount rate of 12.5%	57,695	9,263
Risk discount rate of 10.5%	71,893	11,905
10% increase in investment return	76,160	12,373
10% decrease in investment return	52,418	8,590
10% increase in expenses	63,291	9,809
10% decrease in expenses	65,288	11,154
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	63,392	10,333
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	65,178	10,630
10% increase in lapse rates	63,037	10,203
10% decrease in lapse rates	65,617	10,779
10% increase in morbidity rates	63,351	10,328
10% decrease in morbidity rates	65,236	10,635
Solvency margin at 150% of statutory minimum	57,965	9,202
10% increase in claim ratio of short term business	64,141	10,166
10% decrease in claim ratio of short term business	64,438	10,796

Annual Report 2006        33

Creating value,
Serving society

CHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFECHINALIFE

Report

of the Board of Directors

Chairman of the Board of Directors:

Mr. Yang Chao (5th from right)

Executive Director:

Mr. Wan Feng (2nd from right)

Non-Executive Directors:

Mr. Shi Guoqing (2nd from left)

Ms. Zhuang Zuojin (3rd from right)

Independent Non-Executive Directors:

Mr. Long Yongtu (5th from left)

Mr. Sun Shuyi (4th from right)

Mr. Ma Yongwei (4th from left)

Mr. Chau Tak Hay (3rd from left)

Mr.Cai Rang (1st from left)

Mr. Ngi Wai Fung (1st from right)

1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China, which possesses the most extensive distribution network in China comprising exclusive agents, direct sales representatives, as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and has become China’s largest insurance asset management company through its controlling shareholding in AMC.

Analysis of the Group’s operations by business segments during the year is set out in note 5 to the consolidated financial statements.

2.	RESULTS AND ALLOCATION

The results of the Group for the year are set out in the Group’s consolidated income statements on page 88.

3.	DIVIDEND

The Board of Directors proposed a cash dividend of RMB0.14 per share for the year ended December 31, 2006 to shareholders of the Company. This proposal is subject to shareholders’ approval at the annual general meeting to be held on Tuesday, 12 June, 2007.

4.	RESERVES

Details of the reserves of the Group are set out in note 32 to the consolidated financial statements.

5.	CHARITABLE DONATIONS

The total amount of charitable donations of the Company for the year were RMB64.44 million.

6.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in note 6 to the consolidated financial statements.

36        China Life Insurance Company Limited

Report

of the Board of Directors

7.	SHARE CAPITAL
Details of movement in share capital of the Company are set out in note 31 to the consolidated financial statements.

8.	BANK BORROWINGS
As at December 31, 2006, the Company did not have any bank borrowings.

9.	PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES
In December 2006, the Company completed its initial public offering of 1,500 million A Shares. On January 9, 2007, the A Shares commenced trading on the Shanghai Stock Exchange. Among the 1,500 million A Shares, 600 million shares were not subject to any selling restriction while the remaining 900 million were subject to a “lock up” selling restriction.

Apart from the foregoing, during the reporting period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s securities.

10.	STOCK APPRECIATION RIGHTS
On January 5, 2006, the Board of Directors of the Company approved in principle the proposal for the award of the second batch of stock appreciation rights. The stock appreciation rights were awarded at a price equal to the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the 5 trading days preceding January 1, 2006. According to the proposal for the award of the second batch of stock appreciation rights approved by the Board of Directors, the Company resolved in August 2006 to award the stock appreciation rights to the following personnel: eligible personnel under the first batch of stock appreciation rights, departmental deputy general managers in the head office, assistants to general managers, managers and certain eligible deputy managers of different divisions, and deputy general managers (including senior management at certain grades) at provincial branches (including branches at cities under separate planning), assistants to general managers, officers- in-charge of second tier provincial city branches, officers-in-charge of some outstanding city branches and some prominent individual agents etc.. A total of approximately 53 million shares were awarded under this batch of stock appreciation rights, representing an equivalent of approximately 0.2% of the then issued share capital. On December 29, 2006, the fifth meeting of the second session of the Board of Directors passed in principle the proposal for the award of stock appreciation rights for 2007. Such stock appreciation rights would be awarded at a price equal to the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the 5 trading days preceding January 1, 2007.

The award of the stock appreciation rights did not involve any issue of new shares and did not have any dilution impact on shareholders of the Company.

11.	BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT
Brief descriptions of the Directors, Supervisors and members of the senior management of the Company are set out from pages 65 to 72.

12.	DIRECTORS’ SERVICE CONTRACTS
The Company entered into “Service Contracts for Independent Non-executive Directors” with Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi and Mr. Cai Rang in 2003 and 2004, respectively. Following the re-election of the Board of

Annual Report 2006        37

Report

of the Board of Directors

Directors, at the fourth meeting of the second session of the Board of Directors convened in Beijing on November 10, 2006, the Company entered into service contracts with all the Directors of the Company (the service contract with Mr. Ngai Wai Fung, an independent non-executive Director, was entered into on December 29, 2006). The term of the appointment of each Director was three years, commencing from the date when the shareholders of the Company elected them as members of the second session of the Board of Directors until the expiration of the term of the second session of the Board of Directors or the early termination thereof for other reasons. Upon the expiration of the term and with the consent of both parties, independent non-executive Directors may be re-elected.

These contracts are determinable by the Company within one year without payment of compensation (other than statutory compensation).

13.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the reporting period.

14.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the reporting period had the Company authorised its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

15.	DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at December 31, 2006, save as disclosed below, none of the Directors, Supervisors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, Appendix 10 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Name of company	Name of director	Capacity	Nature of interests	Type of Shares	Number of Shares held	Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance	Ngai Wai Fung	Beneficial	Personal	H Shares	2,000(L)	0.000026877	0.000007076
Company Limited		owner

The letter “L” denotes a long position.

16.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON OPTIONS OF SHARES

According to the Articles of Association of the Company and the relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement on options of shares.

38        China Life Insurance Company Limited

Report

of the Board of Directors

17.	INTEREST OF SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

As at December 31, 2006, as far as is known to any Directors and chief executive, the following persons (other than the Directors, Supervisors and Chief Executive) had interests or short positions in the shares or underlying shares of the Company.

Name of Substantial Shareholder	Capacity	Type of Shares	Number of Shares held	Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance (Group) Company	Beneficial owner	Domestic Shares	19,323,530,000(L)	92.8	68.4
Lee Shau Kee (1)	Founder of discretionary trusts & interest of controlled corporations	H Shares	428,358,620(L)	5.76	1.52
Leeworld (Cayman) Limited (1)	Trustee	H Shares	428,358,620(L)	5.76	1.52
Leesons (Cayman) Limited (1)	Trustee	H Shares	428,358,620(L)	5.76	1.52
Lee Financial (Cayman) Limited (1)	Interest of controlled corporations	H Shares	428,358,620(L)	5.76	1.52
Shau Kee Financial Enterprises Limited (1)	Interest of controlled corporations	H Shares	428,358,620(L)	5.76	1.52
Richbo Investment Limited (1)	Beneficial owner	H Shares	428,358,620(L)	5.76	1.52
Deutsche Bank	Beneficial owner,	H Shares	583,580,732(L)	7.84	2.06
Aktiengesellschaft (2)	investment manager and person having a security interest in shares		305,871,429(S)	4.11	1.08
JPMorgan Chase & Co. (3)	Beneficial owner, investment manager and custodian corporation/ approved lending agent	H Shares	573,342,325(L) 238,509,700(P)	7.70 3.21	2.03 0.84
KBC Group N. V. (4)	Interest of corporation controlled by KBC Group N. V.	H Shares	427,504,557(L) 223,146,055(S)	5.75 3.00	1.51 0.79

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Annual Report 2006        .39

Report

of the Board of Directors

Note	(1):

These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

Notes	(2):

Deutsche Bank Aktiengesellschaft was interested in a total of 583,580,732 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Investment Management Americas Inc., Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, DWS (Austria) Investmentgesellschaft mbH, DWS Investment GmbH, DWS Investment S.A. Luxembourg, DWS Investments Italy SGR S.p.A., Deutsche AG Frankfurt, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, Deutsche Bank (Suisse) S.A., Deutsche Bank AG Singapore Branch and Deutsche Bank Securities Inc. were interested in 1,988,000 H shares, 16,512,000 H shares, 4,202,000 H shares, 470,000 H shares, 99,754,000 H shares, 30,108,000 H shares, 1,170,000 H shares, 32,000 H shares, 377,000 H shares, 20,000 H shares, 181,000 H shares and 4,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 305,871,429 H shares (4.11%).

Note	(3):

JPMorgan Chase & Co. was interested in a total of 573,342,325 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited – Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc. and JPMorgan Asset Management (Japan) Limited were interested in 238,509,700 H shares, 10,985,512 H shares, 17,869,409 H shares, 4,258,000 H shares, 186,302,000 H shares, 4,472,000 H shares, 415,000 H shares, 7,000,000 H shares, 95,586,704 H shares and 7,944,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 573,342,325 H shares are 238,509,700 H shares (3.21%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

Note	(4):

KBC Group N.V. was interested in a total of 427,504,557 H shares in long position and 223,146,055 H shares in short position in accordance with the provisions of Part XV, SFO. These H share interests were held by KBC Investments Hong Kong Limited, a wholly- owned subsidiary of KBC Bank N.V. KBC Group N.V. is the indirect controlling shareholder of KBC Bank N.V.

Save as disclosed above, the Directors, Supervisors and chief executives of the Company are not aware that there is any party who, as at December 31, 2006, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

18.	INFORMATION OF TAX DEDUCTION

Items for tax deduction while calculating the enterprise income tax of 2006 of the Company:

Gross wages before tax:	RMB3,656 million
Interest income received from government bonds	RMB5,649 million
Dividend income from funds:	RMB3,710 million

40        China Life Insurance Company Limited

Report

of the Board of Directors

19.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the year.

20.	CONNECTED TRANSACTIONS

Details of the connected transactions of the Company are set out in the section “Connected Transactions” and note 30 to the consolidated financial statements.

21.	GUARANTEES

During the reporting period, the Company did not provide any guarantee.

22.	REMUNERATION OF THE DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

Details of the remuneration of the Directors, supervisors and members of the senior management for the year ended December 31, 2006 are set out in note 36 to the consolidated financial statements.

23.	BOARD COMMITTEES

The Board of Directors of the Company has established the Audit Committee, Nomination and Remuneration Committee, Risk Management Committee and Strategy Committee.

The Audit Committee is responsible for the review and supervision of the Company’s financial reporting procedures and internal control system. The Audit Committee currently comprises Mr. Sun Shuyi, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung. Mr. Sun Shuyi, an independent non-executive Director, is the chairman of the committee.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board of Directors, drawing up plans for the appointment and succession of directors and senior management and formulating training and remuneration policies for senior management of the Company. The Nomination and Remuneration Committee comprises Mr. Cai Rang, Mr. Sun Shuyi and Mr. Shi Guoqing. Mr. Cai Rang, an independent non-executive Director, is the chairman of the committee.

The Risk Management Committee is mainly responsible for assisting the management to manage internal and external risks. The Risk Management Committee currently comprises Mr. Ma Yongwei, Mr. Wan Feng and Ms. Zhuang Zuojin. Mr. Ma Yongwei, an independent non-executive Director, is the chairman of the committee.

The Strategy Committee is mainly responsible for the formulation of the overall development plan and decision- making procedures of investment. During 2006, the Strategy Committee comprised Mr. Long Yongtu, Mr. Wu Yan and Mr. Shi Guoqing. On January 31, 2007, the Board of Directors approved the resignation of Mr. Wu Yan as a Director due to reallocation of job duties. The Strategy Committee currently comprises Mr. Long Yongtu, Mr. Wan Feng and Mr. Shi Guoqing. Mr. Long Yongtu, an independent non-executive Director, is the chairman of the committee.

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of the Board of Directors

24.	MAJOR LITIGATION

Class Action Litigation

The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended compliant on 18 November 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain.

25.	MAJOR CUSTOMER

During the reporting period, the premium income and policy fee of the Company’s five largest customers accounted for less than 30% of the Company’s total premium income and policy fees for the year. None of the Directors of the Company or any of their associates or any shareholders (which to the best knowledge of the Directors, with more than 5% of the Company’s issued share capital) had any beneficial interest in the Company’s five largest customers.

26.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicity available to the Company and within the knowledge of the Directors as the latest practicable date prior to the printing of this annual report, being April 17, 2007, not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

27.	COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed in the Report of Corporate Governance, the Directors of the Company are not aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules during the reporting period. Details are set out in the “Report of Corporate Governance” from pages 47 to 64 of this annual report.

28.	AUDITORS

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were the international and PRC auditors to the Company respectively for the year ended December 31, 2006. A resolution for the re-appointment of PricewaterhouseCoopers as the international auditors and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting to be held on June 12, 2007.

By Order of the Board of Directors

Yang Chao

Chairman

Beijing, China

April 17, 2007

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of the Supervisory Committee

Chairperson of the Supervisors Committee: Ms. Xia Zhihua (Middle) Supervisors: Mr. Wu Weimin (2nd from left) Mr. Qing Ge (1st from right) Ms. Yang Hong (1st from left) Mr. Tian Hui (2nd from right)

During the year of 2006, all members of the Supervisory Committee have, in accordance with the provisions of the Company Law of the PRC and the Company’s Articles of Association, duly performed their supervisory duties and effectively protected the interests of the shareholders and the Company. In doing so, they have been guided by their responsibility towards the shareholders and strict principles of integrity.

1.	MEETINGS CONVENED BY THE SUPERVISORY COMMITTEE

Nine meetings were held by the Supervisory Committee of the Company during the year 2006:

(i)	the eleventh meeting of the first session of the Supervisory Committee was held on January 5, 2006 to approve the resignation of Ms. Liu Yingqi as the Chairperson and member of the Supervisory Committee due to the changes in her work responsibilities and to nominate Ms. Xia Zhihua as a member of the Supervisory Committee;

(ii)	the twelfth meeting of the first session of the Supervisory Committee was held on January 6, 2006 to review and approve the “2006 Financial Budget Report” of the Company;

(iii)	the thirteenth meeting of the first session of the Supervisory Committee was held on March 16, 2006 to approve the resolution to elect Ms. Xia Zhihua as chairperson of the Supervisory Committee and to review and approve “The 2006 Renminbi Investment Plan and Foreign Currency Investment Plan”;

(iv)	the fourteenth meeting of the first session of the Supervisory Committee was held on April 7, 2006 to review and approve the “Report on the proposed Profit Distribution Policy for 2005” and “Proposal for the Distribution of Dividends to Interest-Distribution Insurance Policyholders for 2005”;

(v)	the fifteenth meeting of the first session of the Supervisory Committee was held on April 18, 2006 to review and approve the Report of the Board of Directors of the Company, the Management Operation Report for 2005, Management Discussion and Analysis of Financial Condition and Operation Results for 2005, the 2005 Financial Statements prepared under the Accounting Standards for Business Enterprises and Accounting System for Financial Institutions, and the Auditors’ Report under Independent Auditing Standards of Chinese Certified Public Accountants, the 2005 Financial Statements prepared under Hong Kong Financial Reporting Standards and the Auditors’ Reports under Hong Kong Standards on Auditing and the standards of Public Company Accounting Oversight Board (United

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of the Supervisory Committee

States); to approve the Report of the Supervisory Committee for 2005; to approve the resolution for the nomination of members of the second session of the Supervisory Committee and to submit the same for approval to the annual general meeting; to review and approve the remunerations for the PRC auditors and the international auditors for 2005; to approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers respectively as the PRC and international auditors of the Company for 2006 and to submit the same for approval to the annual general meeting.

(vi)	the first meeting of the second session of Supervisory Committee was held on June 16, 2006 to review and approve the resolution relating to the election of Ms. Xia Zhihua as chairperson of the second session of Supervisory Committee.

(vii)	the second meeting of the second session of Supervisory Committee was held on August 28, 2006 to review and approve the Company’s 2006 interim report.

(viii)	the third meeting of the second session of Supervisory Committee was held on October 16, 2006 to review and approve the listing document relating to the initial public offering of A Shares (Filing Version), the Financial Report of the Company for Every Three Years, and the Resolution on the Recognition of the Effectiveness of the Company’s Internal Control.

(ix)	the fourth meeting of the second session of Supervisory Committee was held on December 29, 2006 to review and approve “Report on the 2007 Financial Budget” and to propose the inclusion of information related to customer service in the “Management Service” under the heading “Major Information on 2007 Budget Policy” in the Report; to review and approve the “Measures on Files Management of the Supervisory Committee”.

In addition, between January 1, 2007 and the date of this report, the following meetings were held by the Supervisory Committee of the Company:

The fifth meeting of the second session of Supervisory Committee was held on April 17, 2007 to review and approve the Company’s 2006 annual report, the Resolution on the Proposed Profit Distribution Policy for 2006, the Resolution on Adjustment of the Rights attached to Ordinary Shares under the Proposed Profit Distribution Policy for 2006, the Report on Self-evaluation of the Company’s Internal Control System for 2006, the Resolution on the adoption of new Chinese Accounting Standards; to review and approve the Report of the Supervisory Committee for 2006, the Highlight on the Work of the Company’s Supervisory Committee for 2007, the Standards for Governing the Investigation and Examination by the Supervisory Committee; and to discuss the Rules for Implementing the Measures on Files Management of the Supervisory Committee.

2.	CHANGES OF THE SUPERVISORY COMMITTEE MEMBERS

The Supervisory Committee currently consists of five members. The eleventh meeting of the first session of the Supervisory Committee was held on January 5, 2006 to approve the resignation of Ms. Liu Yingqi as the chairperson and member of the Supervisory Committee of the Company due to changes to her work responsibilities. The first extraordinary general meeting of the Company was held on March 16, 2006 to approve the resolution for the election of Ms. Xia Zhihua as member of the Supervisory Committee. The thirteenth

44        China Life Insurance Company Limited

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meeting of the first session of the Supervisory Committee held on the same date approved the election of Ms. Xia Zhihua as chairperson of the Supervisory Committee. An employee representative meeting was held on June 15, 2006 to elect Qing Ge as member of the second session of the Supervisory Committee (Jia Yuzeng was no longer an employee representative supervisor due to changes to his work responsibilities). At the annual general meeting held on June 16, 2006, Xia Zhihua, Wu Weimin and Tian Hui were elected as members of the second session of the supervisory committee of China Life Insurance Company Limited (Ren Hongbin was no longer a Supervisor of the Company due to changes to his work responsibilities). Ms. Xia Zhihua was elected Chairperson of the Supervisory Committee at the first meeting of the second session of the Supervisory Committee on June 16, 2006. Ms. Yang Hong was elected as additional employee representative supervisor of the second session of Supervisory Committee at the Employee Representative Meeting held on October 16, 2006.

3.	AMENDMENTS TO THE RULES OF PROCEDURES AND ESTABLISHMENT OF SYSTEM OF THE SUPERVISORY COMMITTEE
“Rules of Procedures for Supervisory Committee of China Life Insurance Company Limited (Tentative)” was amended at the second meeting of the second session of the Supervisory Committee held on August 28, 2006, and came into effect on December 26, 2006 following the review and approval thereof at the second extraordinary general meeting held on October 16, 2006.

The fourth meeting of the second session of the Supervisory Committee was convened on December 29, 2006 to review and approve the Measures on Files Management of the Supervisory Committee of China Life Insurance Company Limited, which came into effect on January 1, 2007.

The fifth meeting of the second session of the Supervisory Committee was convened on April 17, 2006 to review and approve the Standards Governing the Investigation and Examination by the Supervisory Committee, which came into effect on the same date.

4.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE REGARDING CERTAIN MATTERS DURING 2006
During the reporting period, the Supervisory Committee of the Company performed its duties in a stringent manner and monitored the legality of the Company’s operations in accordance with the terms of reference prescribed by the PRC Company Law and the Company’s Articles of Association. The Supervisory Committee was of the opinion that:

(i)	The Company’s operations are in compliance with the law: the Supervisory Committee of the Company in accordance with the relevant laws and regulations of the state monitored procedures relating to the convening of, and the passing of resolution at general meetings, the implementation by the Board of Directors of shareholders’ resolutions, the carrying out of duties by senior managers and the management systems of the Company and considered that the Company’s operations were in accordance with the Company Law, Securities Law and the Articles of Association. In 2006, the Board of Directors of the Company duly implemented all resolutions passed at general meetings and its decisions were in line with the relevant provisions of the Company Law and the Articles of Association. During the reporting period, all the Directors, Presidents, Vice Presidents and other senior management of the Company maintained strict principles of diligence and integrity and the Company is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association of the Company or harmed the interests of the Company and shareholders in the course of discharging their duties.

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(ii)	The financial position is true. During the reporting period, the Supervisory Committee reviewed the unqualified opinions expressed by PricewaterhouseCoopers based on their audits conducted in accordance with Hong Kong Standards on Auditing and considered that all material matters as disclosed in the Company’s financial statements are objective and fairly reflect the state of the Company’s financial position and operating results.

Finally, I would like to take this opportunity to express my sincere thanks to each and every Supervisor for his/her tireless efforts, to the Company’s Board of Directors and management for their support to and cooperation with the Supervisory Committee. I would also like to show my heartfelt thanks to Ms. Liu Yingqi, the resigned chairperson of the Supervisory Committee as well as Mr. Jia Yuzeng and Mr. Ren Hongbin, the resigned Supervisors, for their contribution during their terms of services.

By order of the Supervisory Committee

Xia Zhihua

Chairperson of the Supervisory Committee

Beijing, China

April 17, 2007

46        China Life Insurance Company Limited

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of Corporate Governance

The Company, China’s largest life insurance company, provides insurance products and services to over 100 million long- term policy holders. The Company strives to maximize shareholder value, and at the same time is committed to meeting the increasing insurance needs of our customers by providing a broad range of products and services.

Meanwhile we implement good corporate governance policies and strongly believe that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company achieve the goals mentioned above, operate in a more efficient manner and boost the confidence of investors.

During the year 2006, the Company complied with all the code provisions under the Code on Corporate Governance Practices (the “Code”) published by The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) except, as described below, the code provisions that require the roles of chairman and chief executive officer (president) should not be performed by the same individual for a short period of time (such provision was complied with effective from January 5, 2006) and that a majority of the members of the Nomination and Remuneration Committee should be independent non-executive directors (such provision was complied with effective from March 16, 2006). The Company also adopted certain recommended best practices under applicable circumstances. In particular, it is worth mentioning that the Company has exceeded code requirements in the following aspects:

•

Currently the board of directors of the Company (the “Board of Directors”) consists of 10 members and 6 of them are independent non-executive directors. This complies with the minimum requirements of the Hong Kong Stock Exchange Listing Rules relating to the appointment of at least 3 independent non-executive directors and also exceeds the recommended best practice under the Code that one third of the board be represented by independent non-executive directors.

•

In order to comply with the code provision that the roles of chairman and chief executive officer (president) should not be performed by the same individual and to promote the corporate governance practices of the Company, Mr. Yang Chao resigned as President of the Company on January 5, 2006 and on the same day Mr. Wu Yan was appointed as President in his place. Mr. Wu Yan resigned as executive Director and President of the Company on January 26, 2007 and 31 January, 2007 respectively. On January 31, 2007, the Board of Directors authorised Mr. Wan Feng, who is executive Director and Vice President of the Company, to manage the daily operation of the Company. Accordingly, the roles of chairman and chief executive officer (president) are clearly separated.

•

In order to further enhance the Company’s corporate governance framework, define the duties and powers of the Board of Directors, formulate deliberation processes and working procedures of the Board of Directors and the board committees, and therefore effectively implement the duties and responsibilities conferred by the shareholders on the Board of Directors and board committees, the Board of Directors adopted and implemented the “Rules and Procedures of Board Meetings” and rules and procedures for meetings of the board committees, which provide clear procedural guidelines for the effective functioning of the Board of Directors and the board committees.

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CORPORATE GOVERNANCE STRUCTURE

Note:	At the board meeting dated March 16, 2006, a resolution was passed to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, and to amend the relevant references in the Articles of Association. Such proposal has been approved by the shareholders at the annual general meeting held on 16 June, 2006.

BOARD OF DIRECTORS

The duties of the Board of Directors mainly include the following: convening shareholders’ general meetings, implementing resolutions passed at such meetings, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies and annual budgets, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management related matters, reviewing internal control systems and implementing the corporate governance policies of the Company. The responsibilities of non-executive directors include, without limitation, regular attendance at meetings of the Board of Directors and of board committees of which they are members; provision of independent opinions at meetings of the Board of Directors and other board committees, resolution of any potential conflict of interest, service on the Audit Committee, Nomination and Remuneration Committee and other board committees and inspection, supervision and reporting on the performance of the Company. The Board of Directors is accountable to the shareholders of the Company and report to them at general meetings.

The Board of Directors is collectively responsible for preparing the consolidated financial statements of the Group, which are prepared on a going concern basis, set out on pages 84 to 161 of this annual report. The Board of Directors currently consists of ten members, with two executive directors, two non-executive directors and six independent non- executive directors. Details of the chairman, executive directors, non-executive directors, independent non-executive directors, president, supervisors and other senior management personnel are set out on pages 65 to 72 of the annual report. As far as the Company is aware, no financial, business, family or other material relationship exists among board members, supervisory members or senior management including between the Chairman, Mr. Yang Chao and the former President, Mr. Wu Yan.

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of Corporate Governance

During the year 2006, all independent non-executive directors of the Company were professionals with extensive experience in various aspects, such as economics, insurance, management, finance and accounting matters. The Company complies with the requirement of the Hong Kong Stock Exchange Listing Rules which requires that at least one of its independent non-executive directors have appropriate professional qualifications or accounting or related financial management expertise. As required under the Hong Kong Stock Exchange Listing Rules, the Company has obtained a written confirmation from each of its independent non-executive directors in respect of his/her independence, and the Company is of the opinion that all its independent non-executive directors are independent to the Company. Pursuant to the Articles of Association, directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. The Board of Directors of the Company was re-elected at the shareholder’s annual general meeting on June 16, 2006. All directors of the second session of the Board of Directors were appointed for a term of three years commencing from June 16, 2006. Mr. Ngai Wai Fung was elected as an independent non-executive director at the third shareholder’s general meeting of the year 2006 on December 29, 2006. He was appointed with a term commencing from December 29, 2006 until the term of the second session of Board of Directors expires.

Meetings of the Board of Directors are held both on a regular or ad hoc basis. Regular meetings are convened by the Chairman at least four times a year, at approximately quarterly intervals and 14 days notice is given to all directors before such meetings. Agendas and related documents are sent to directors three days prior to such meetings. During the year 2006, all notices, agendas and related documents in respect of such regular board meetings were sent in compliance with the above requirements.

Regular board meetings are held mainly to review the interim or annual reports of the Company and to deal with other related matters. Board meetings held at the year-end are to evaluate the report on work done during the year, to review the status of implementing the financial budget and work arrangements by the Management for the forthcoming year. Regular board meetings do not apply the practice of obtaining board consent through the circulation of written resolutions. Upon requisition by the Chairman, the president or more than one-third of the members of the Board of Directors, an ad hoc board meeting may be held. If the resolution to be considered at such ad hoc board meetings has been circulated to all the directors and more than half of the directors having voting rights sign and consent to such resolution, the board meeting need not be convened and such resolution in writing shall become an effective resolution. If a director is materially interested in a matter to be considered by the board, the director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted as quorum for the board meeting.

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of Corporate Governance

All directors shall have access to the advice and services of the company secretary and the Board of Directors’ secretary. Detailed minutes of board meetings are kept by the board secretary regarding matters considered by the board and decisions reached, including any concerns raised by directors or dissenting views expressed. Minutes of board meetings are open upon reasonable notice for inspection and for comments by any director of the Company. In 2006, nine board meetings were held to discuss matters relating to newly elected directors, re-election of the Board of Directors, issue and listing of A Shares, amendment to the Articles of Association, financial and investment related matters. Attendance records of individual directors at board meetings held in 2006 are as follows:

	Meetings Attended	Attendance Rate
Independent non-executive Directors
Long Yongtu	9/9	100%
Sun Shuyi	9/9	100%
Ma Yongwei (Note 1)	8/8	100%
Chau Tak Hay	9/9	100%
Cai Rang	9/9	100%
Ngai Wai Fung (Note 2)	1/1	100%

Non-executive Directors
Shi Guoqing	9/9	100%
Zhuang Zuojin (Note 3)	6/6	100%
Miao Fuchun (Note 6)	3/3	100%

Executive Directors
Yang Chao	9/9	100%
Wan Feng (Note 4)	6/6	100%
Wu Yan (Note 5)	9/9	100%

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of Corporate Governance

In respect of year 2007 up to the date of publication of this annual report, two board meetings were held to discuss matters in relation to resignation of directors, amendment to the Articles of Association and financial and investment related matters. Attendance records of individual directors at board meetings are as follows:

	Meetings Attended	Attendance Rate
Independent non-executive Directors
Long Yongtu	2/2	100%
Sun Shuyi	2/2	100%
Ma Yongwei (Note 1)	2/2	100%
Chau Tak Hay	2/2	100%
Cai Rang	2/2	100%
Ngai Wai Fung (Note 2)	2/2	100%

Non-executive Directors
Shi Guoqing	2/2	100%
Zhuang Zuojin (Note 3)	2/2	100%

Executive Directors
Yang Chao	2/2	100%
Wan Feng (Note 4)	2/2	100%
Wu Yan (Note 5)	1/1	100%

Notes:

(1)	At the First Extraordinary General Meeting 2006 of the Company held on March 16, 2006, Mr. Ma Yongwei was appointed as an independent non-executive Director. Mr. Ma was re-elected as a member of the second session of board at the shareholders’ annual general meeting held on June 16, 2006, effective from June 16, 2006.

(2)	Mr. Ngai Wai Fung was appointed as an independent non-executive Director at the Third Extraordinary General Meeting held on 29 December, 2006, effective from December 29, 2006.

(3)	At the Shareholders’ annual general meeting held on June 16, 2006, Ms. Zhuang Zuojin was appointed as a Director of the Company, effective from June 16, 2006.

(4)	At the Shareholders’ annual general meeting held on June 16, 2006, Mr. Wan Feng was appointed as a Director of the Company, effective from June 16, 2006.

(5)	Due to changes in his work responsibilities, Mr. Wu Yan resigned as an executive Director and President of the Company, which was approved by the Board of Directors on January 31, 2007.

(6)	Mr. Miao Fuchun was re-designated from an executive Director to a non-executive Director at the board meeting held on January 5, 2006, and resigned as a Director of the Company on June 16, 2006.

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CHAIRMAN AND PRESIDENT

During the period between January 5, 2006 and December 31, 2006, Mr. Yang Chao was the Chairman of the Company while Mr. Wu Yan was the President of the Company. At the first extraordinary general meeting of the second session of the Board of Directors held on January 31, 2007, it was resolved to authorize Mr. Wan Feng to manage the daily operation of the Company. The Chairman is the legal representative of the Company, who is primarily responsible for convening and presiding over board meetings, inspecting the implementation of board resolutions, attending annual general meetings and arranging attendance by chairpersons of other board committees at general meetings in order to answer questions raised by shareholders, signing documents authorizing issue of securities by the Company and other important documents, and exercising other rights conferred on by the Board of Directors. The Chairman is responsible to and reports to the Board of Directors. The President is responsible for the day-to-day operations of the Company, including implementing strategies and policies, the Company’s operation plans and investment schemes approved by the Board of Directors, formulating the Company’s internal control structure and fundamental management policies, drawing up basic rules and regulations, submitting to the Board of Directors for appointment or removal of senior management and exercising other rights granted under the Articles of Association and by the Board of Directors. The President reports to the Board of Directors in respect of the operations of the Company.

In 2006, apart from Mr. Ngai Wai Fung who held 2,000 H Shares of the Company, none of the directors and supervisors of the Company had any interests in the shares, underlying shares of derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of Hong Kong) that were required to be recorded in the registers of the Company required to be kept pursuant to Section 352 of the Securities and Futures Ordinance, or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”), Appendix 10 of the Listing Rules. Furthermore, the Board of Directors has established code of conduct on no less exacting terms than the Model Code, to govern the dealings in the securities of the Company by the directors and supervisors of the Company. Upon specific enquiries made by the Company, all directors and supervisors of the Company confirmed that they have complied with the required standard set out in the Model Code and code of conduct for the year 2006.

SUPERVISORY COMMITTEE

Pursuant to the Company Law of the PRC and the Articles of Association of China Life Insurance Company Limited, the Company has established a Supervisory Committee. The Supervisory Committee is conferred with powers from the laws to perform the following duties: to examine the financial position of the Company, to monitor whether the directors, president, vice presidents and other senior management act in contravention to the laws, administrative regulations, the Articles of Association and the resolutions of the shareholder’s general meetings, to demand rectification from the above officers when their acts are detrimental to the interests of the Company, to review the financial information such as the financial report, results report and plans for distribution of profits to be submitted by the Board of Directors to the shareholders’ general meetings and to authorize a re-examination by the certified public accountants and practising auditors of the Company for the time being in the name of the Company, to propose the convening of a shareholders’ extraordinary general meeting and propose resolutions on shareholders’ meetings, to represent the Company in negotiations with, or bringing an action against, a director, and to perform other duties required by laws, regulations and rules imposed by national and overseas supervisory bodies.

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The Supervisory Committee is accountable to the shareholders. Each year, the Supervisory Committee presents the Report of the Supervisory Committee and reports their work performed according to the laws at the shareholders’ general meetings. The Supervisory Committee also evaluates the attendance rate and integrity of the directors, president, vice presidents and other senior management, and reviews the auditor’s reports issued by the auditors in accordance with the generally acceptable auditing standards.

The Supervisory Committee consists of five members, one of whom is the chairperson. A supervisor has a term of three years, who is subject to and eligible in re-election. The Supervisory Committee comprises of two shareholders’ representatives who shall be elected by the shareholders in general meeting, two employees’ representatives who shall be elected democratically by the staff and workers of the Company, and one external supervisor.

The Supervisory Committee currently consists of Ms. Xia Zhihua, Mr. Wu Weimin, Mr. Qing Ge, Ms. Yang Hong and Mr. Tian Hui, of whom Ms. Xia Zhihua and Mr. Wu Weimin are shareholder representative supervisors, Mr. Qing Ge and Ms. Yang Hong are employee representative supervisors, and Mr. Tian Hui is an external supervisor. Ms. Xia Zhihua was nominated as supervisor by the Supervisory Committee on January 5, 2006. She was approved by poll at the shareholders’ meeting held on 16 March, 2006 and Ms Xia Zhihua was appointed the chairperson of the committee unanimously by members of the Supervisory Committee on the same day.

Meetings of the Supervisory Committee shall be convened by the Chairperson of the Supervisory Committee. According to the Articles of Association, the Company established the rules and procedures for meetings of the Supervisory Committee. Meetings of the Supervisory Committees include both regular and ad hoc meetings with at least two regular meetings each year, mainly to review financial reports, the annual report, to examine the financial situation and internal control of the Company. Where necessary, ad hoc meetings are convened.

In 2006, nine meetings were held by the Supervisory Committee. Details are set out in the Report of the Supervisory Committee in this annual report. Attendance records of individual supervisors at meetings of the Supervisory Committee held in 2006 are as follows:

	Meetings Attended	Attendance Rate
Liu Yingqi (Note 1)	1/1	100%
Xia Zhihua (Note 2)	7/7	100%
Wu Weimin	9/9	100%
Jia Yuzeng (Note 3)	5/5	100%
Ren Hongbin (Note 4)	5/5	100%
Tian Hui	9/9	100%
Qing Ge (Note 5)	4/4	100%
Yang Hong (Note 6)	1/1	100%

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For the year 2007 and up to the date of publication of this annual report, the Supervisory Committee convened a meeting on April 17, 2007 to review such matters as the 2006 annual report and Highlight on the Work of the Company’s Supervisory Committee for 2007. Attendance records of individual supervisors at meetings of the Supervisory Committee are as follows:

	Meetings Attended	Attendance Rate
Xia Zhihua (Note 2)	1/1	100%
Wu Weimin	1/1	100%
Qing Ge (Note 5)	1/1	100%
Yang Hong (Note 6)	1/1	100%
Tian Hui	1/1	100%

Notes:

(1)	Ms. Liu Yingqi resigned as a Supervisor of the Company on January 5, 2006 and was appointed as the Vice President of the Company on the same day.

(2)	Ms. Xia Zhihua was elected as a Supervisor of the Company at the general meeting held on March 16, 2006.

(3)	Mr. Jia Yuzeng ceased to be an employee representative Supervisor in the re-election of the second Supervisory Committee due to his transfer and departure from the Company.

(4)	Mr. Ren Hongbin ceased to be an external Supervisor in the re-election of the second Supervisory Committee.

(5)	Mr. Qing Ge was elected as an employee representative Supervisor on the employee representative meeting held on June 15, 2006.

(6)	Ms. Yang Hong was elected as an employee representative Supervisor on the employee representative meeting held on October 16, 2006.

BOARD COMMITTEES

There are four board committees under the Board of Directors to oversee specific professional matters of the Company, including the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee and the Strategy Committee, each with clear and specific written terms of authority. Each board committee regularly reports on their work progress and discusses the conclusions with the Board of Directors. Each board committee is accountable to the Board of Directors, and acts in accordance with the rule and regulations for meetings of the board committees adopted by the Board of Directors.

AUDIT COMMITTEE

The Company established the Audit Committee on June 30, 2003. The fifth meeting of the second session of the Board of Directors on December 29, 2006 reviewed and approved “the Resolution to appoint Mr. Ngai Wai Fung, an independent director, as a financial expert in the Audit Committee”. For the year 2006, the Audit Committee was comprised of all independent non-executive Directors of the Company, with Mr. Sun Shuyi as the chairman. Other members included Mr. Cai Rang, Mr. Chau Tak Hay and Mr. Ngai Wai Fung.

All members of the Audit Committee have broad experience in financial matters. The principal duties of the Audit Committee are to review and supervise the Company’s financial reporting process, to assess the effectiveness of the Company’s internal control system, to supervise the Company’s internal audit system and to recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and the external auditors.

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Six meetings were held by the Audit Committee during the year 2006. Attendance records of individual members at meetings of the committee held in 2006 are as follows:

Title	Name of the member	Meetings Attended	Attendance Rate
Chairman	Sun Shuyi	6/6	100%
Member	Cai Rang	6/6	100%
Member	Chau Tak Hay	6/6	100%
Member (Note)	Ngai Wai Fung	1/1	100%

Note:	Mr. Ngai Wai Fung was appointed to the Audit Committee as a financial expert on December 29, 2006. For the year 2006, he only attended the forth meeting of the second session of Audit Committee held on December 29, 2006.

During the year 2006, the works performed by the Audit Committee were principally as follows:

1.	Reviewing the financial reports for the year ended December 31, 2006 and the six months ended June 30, 2006; Reviewing the Financial Report of the Company for Every Three Years;

2.	Reviewing the results of internal audit on the work performed by all divisions and departments of the Company and the performance of the Company’s services and products, and the recommendations made as a result of the internal audit;

3.	Examining the effectiveness of the internal control systems; reviewing the report on internal control appraisal that covers all the substantial aspects of control, including financial control, operative control, rule compliance control and risk management control;

4.	Reviewing statutory auditing arrangements and status with external auditors;

5.	Reviewing and approving the audit costs for the year 2006;

6.	Leading the Company towards compliance with Section 404 of Sarbanes-Oxley Act of the U.S.

For the year 2007 and up to the date of publication of this annual report, the Audit Committee convened a meeting. Attendance records of individual members at the meeting are as follows:

Title	Name	Meeting Attended	Attendance Rate
Chairman	Sun Shuyi	1/1	100%
Member	Cai Rang	1/1	100%
Member	Chau Tak Hay	1/1	100%
Member	Ngai Wai Fung	1/1	100%

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CHANGES IN AND COMPOSITION OF NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on June 30, 2003. In 2005, the Committee was comprised of four directors, namely Mr. Cai Rang, Mr. Miao Fuchun, Mr. Wu Yan and Mr. Sun Shuyi. The composition of this committee was not in compliance with the requirements of the Code that the majority of the members of the Remuneration Committee should be independent non-executive directors. In order to comply with the Code, the Company appointed Mr. Ma Yongwei, an independent non-executive Director, as a member of the Committee on March 16, 2006. On the same day, the Board of Directors passed a resolution to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with the majority of the members of the Committee being independent non-executive Directors. In line with the requirements of the Committee, a special resolution for the amendment to the Company’s Articles of Association was approved at the annual general meeting held on June 16, 2006. Pursuant to the amended Articles of Association, the Company changed the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board of Directors, drawing up plans for the appointment and succession for directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management officers of the Company. The committee is comprised of Cai Rang and Sun Shuyi, both of whom are independent non-executive Directors and Shi Guoqing, a non-executive Director. Cai Rang, an independent non-executive Director, is the chairman of the committee.

Five meetings were held by the Nomination and Remuneration Committee for the year 2006. Attendance records of individual members at the meetings of the committee held during the year 2006 are as follows:

Title	Name	Meetings Attended	Attendance Rate
Chairman	Cai Rang	5/5	100%
Member (Note)	Miao Fuchun	2/2	100%
Member (Note)	Wu Yan	2/2	100%
Member (Note)	Sun Shuyi	4/4	100%
Member (Note)	Ma Yongwei	1/1	100%
Member (Note)	Shi Guoqing	3/3	100%

Note:	In 2006, as a result of resignation or new appointment, the attendance of Miao Fuchun, Wu Yan, Sun Shuyi, Ma Yongwei and Shi Guoqing at the meeting of the Nomination and Remuneration Committee was only 2, 2, 4, 1 and 3 respectively.

During the year 2006, the work performed by the Nomination and Remuneration Committee was principally as follows:

1.	Reviewing and approving the proposal on the nomination of candidates for the second session of the Board of Directors of the Company;

2.	Improving the establishment of the Company, and appointing Mr. Ngai Wai Fung, an independent non-executive director as the financial expert of the Audit Committee;

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3.	Reviewing and approving the resolution to put forth at the shareholders’ meeting to authorize the Board of Directors to determine the remuneration of directors and supervisors, and recommending the Board of Directors to put forth the same for approval at the shareholders’ meeting. The resolution to put forth at the shareholders’ meeting to authorize the Board of Directors to determine the remuneration of directors and supervisors was approved at the annual general meeting held on June 16, 2006;

4.	Deciding on the performance target for the Management for 2006, and consenting to set the remuneration of Liu Lefei, the Chief Investment Officer and Liu Anlin, the Chief Information Technology Officer at the grade of Assistant to President.

5.	Reviewing and approving the “Employee Share Incentives Plan (Draft)”, and consenting to submit the same in writing to the Board of Directors for review and approval; reviewing and approving in principle the “Resolutions on Rewards for the year 2006”; reviewing and approving in principle the “Resolution on Award of the Stock Appreciation Rights in 2007”.

RISK MANAGEMENT COMMITTEE

The Company established the Risk Management Committee on June 30, 2003. During the year 2006, the Committee was comprised of Ma Yongwei, an independent non-executive director, Wan Feng, an executive director and Zhuang Zuojin, a non-executive director. Ma Yongwei, an independent non-executive director, is the Chairman of the Committee.

The Risk Management Committee is mainly responsible for assisting the Management in establishing and improving the internal control system, formulating the business risk management policy of the Company, presiding over the feasibility and risk assessment of important business activities, conducting regular evaluation on the performance of all the business departments and reviewing assessment reports of the Company in relation to business risks and internal control positions, identifying risks or potential risks in the day-to-day operations and making recommendations to the Management, dealing with contingent and significant risks or crises, and performing and exercising other duties or powers delegated to or granted by the Board of Directors.

STRATEGY COMMITTEE

The Company established the Strategy Committee on June 30, 2003. During the year 2006, the Committee was comprised of Long Yongtu, an independent non-executive director, Wu Yan, an executive director and Shi Guoqing, a non-executive director. Long Yongtu, an independent non-executive director, is Chairman of the Committee. On January 31, 2007, the Board of Directors approved the resignation of Mr. Wu Yan as a Director due to reallocation of job duties. The Strategy Committee currently comprises Mr. Long Yongtu, Mr. Wan Feng and Mr. Shi Guoqing. Mr. Long Yongtu, an independent non-executive Director, is the chairman of the committee.

The principal duties of the Strategy Committee include drawing up long-term development strategies and significant investment or financing plans of the Company, proposing significant capital investment for operation projects, and conducting studies and making recommendations on other important matters affecting the development of the Company.

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AUDITORS’ REMUNERATION

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accounts Co., Ltd. were the international auditors and the PRC auditors of the Company for the year ended December 31, 2006. During the year 2006, the external auditors (including any entity that is under the common control, ownership or management with the auditors which a reasonable and informed third party, having knowledge of all relevant information, would reasonably conclude as being part of the auditors nationally or internationally) provided the Group with audit and audit related services at fees detailed below:

Name/Nature of Services	Fee (in RMB million)
Audit and audit related services	76

The Audit Committee has resolved to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accounts Co., Ltd., as auditors for the statutory auditing for the financial year 2007. The resolution has been approved by the Board of Directors, pending the approval and authorization by shareholders at the annual general meeting to be held on June 12, 2007.

INTERNAL CONTROL

The Company has at all times attached great importance to internal control and risk management. The Company’s internal control is carried out by an internal control and risk management team comprising the Board of Directors, the Audit Committee and the Risk Management Committee formed under the Board of Directors, the Supervisory Committee of the Company and the Internal Control and Risk Management Committee formed by the Management, and the internal control execution and supervision department of the Company. The Company has, since becoming listed, placed strong emphasis on the control and management of risks in financial, investment and business aspects and has further strengthened internal control measures by:

1.	introducing and improving several regulations and guidelines including the “Internal Control Handbook”, “Internal Control Mechanism for Financial Reporting”, “Commercial Acts and Professional Ethics of the Board of Directors and Senior Management Personnel”, “Staff Ethics Guidelines”, “Internal Control Guidelines for Prevention of Fraud” to further improve the modernized enterprise internal rules and regulations;

2.	the term of appointment of Mr. Daniel Joseph Kunesh, the Chief Actuary of the Company expired on December 26, 2006. The Board of Directors resolved to appoint Ms. Shao Huizhong as the full-time actuary of the Company. The qualification of Ms. Shao’s is consistent with our requirements on appointing the Chief Actuary;

3.	Mr. Ngai Wai Fung was elected as an independent non-executive director of the Company at a shareholder’s meeting on December 29, 2006. On the same day the Board of Directors resolved to appoint him as financial expert complying with the definition of SEC in the U.S. to the Audit Committee. The appointment further improved the professional level of the Audit Committee in reviewing the financial reports prepared by the Company under the United States generally accepted accounting principles.

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4.	In terms of compliance, apart from strictly complying with the relevant laws and regulations in the PRC and the listing rules of Shanghai Stock Exchange, the Company also strictly complied with the rules and regulations of Hong Kong and the United States where the Company is listed, including all regulatory requirements for such overseas listing and those of the Code; and

5.	In terms of disclosure of information, the Company established the “Administrative Regulations of Information Disclosure”, “Workflow on Financial Reporting” and “Workflow on Releasing of Announcement”, which provided a set of standardised procedures and internal control measures in handling and announcing price-sensitive information. These procedures and measures served to ensure timely, accurate and appropriate disclosure of information to shareholders and regulatory authorities.

From 2006 until now, the Company further strengthened its internal control and risk management system apart from the implementation of the above internal control measures, which principally include:

1.	Further strengthening the control and management of investment risks and regularly inspecting its investment assets and preparing risk analysis reports;

2.	Further improving the centralized and vertically managed internal audit system, with adequate audit staff for all provincial branches;

3.	Conducting internal audit reviews on key risk and control areas of the Company and strengthening the supervision and inspection of rectifications and reforms of branches;

4.	Establishing a new internal control and compliance department in January 2006 which works together with the legal affairs department and audit department in the execution and supervision of internal control policies of the Company; and

5.	Continuing the optimization of the internal control system at all national branches. To comply with “Sarbanes-Oxley Act – Section 404” and other securities legislations of the United States, the Company completed a self assessment on internal control over financial reporting as of December 31, 2006, and confirmed such internal control was effective. The Company had also received from our registered independent auditors unqualified opinions on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting as of December 31, 2006. Management’s assessment and the report of our registered independent auditors will be included in our SEC Form 20-F (the US version of annual report).

During the process of enhancing and optimizing its internal control systems, the Company identified and addressed certain issues that need to be resolved. The Company believes that the continued improvement and effective operation of its internal control systems is beneficial for its risk control and management and in the best interests of its customers and shareholders.

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STOCK APPRECIATION RIGHTS

In order to establish an encouraging and restricting system, and attract and retain the Company’s senior management personnel and other outstanding personnel, the Company awards stock appreciation rights for long-term encouragement. On January 5, 2006, the “Implementation for the Initial Award under the Stock Appreciation Rights Plan” was approved by the Board of Directors. Stock appreciation rights were initially awarded to the chairman of the Board of Directors, executive directors, non-executive directors (except independent non-executive directors), chairman of the Supervisory Committee, internal supervisors, the president, vice presidents, secretary to the Board of Directors, appointed actuary, appointed legal officer, the principal responsible officers of different departments and the managers or vice managers who responsible for the principal operation of provincial branches (including branches at cities under separate planning), who were under employment by the Company on July 1, 2005. An aggregate of 4 million shares was awarded in the initial award of stock appreciation rights, at a price equal to the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the 5 trading days preceding July 1, 2005.

On January 5, 2006, the Board of Directors approved in principle the proposal for the award of the second batch of stock appreciation rights. The stock appreciation rights were awarded at a price equal to the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the 5 trading days preceding January 1, 2006. According to the proposal for the award of the second batch of stock appreciation rights approved by the Board of Directors, the Company resolved in August 2006 to award the stock appreciation rights to the following personnel: eligible personnel under the first batch of stock appreciation rights, departmental deputy general managers in the head office, assistants to general managers, managers and certain eligible deputy managers of different divisions, and deputy general managers (including senior management at certain grades) at provincial branches (including branches at cities under separate planning), assistants to general managers, officers-in-charge of second tier provincial city branches, officers-in-charge of some outstanding city branches and some prominent individual agents etc.. A total of approximately 53 million shares were awarded under this award of stock appreciation rights, representing an equivalent of approximately 0.2% of the then issued share capital. On December 29, 2006, the fifth meeting of the second session of the Board of Directors passed in principle the proposal for the award of stock appreciation rights for 2007. Such stock appreciation rights would be awarded at a price equal to the average closing price of the Company’s shares on the Hong Kong Stock Exchange for the 5 trading days preceding January 1, 2007.

The award of the stock appreciation rights did not involve any issue of new shares and did not have any dilution impact on shareholders of the Company.

SHAREHOLDERS’ INTEREST

To safeguard shareholders’ interests, shareholders have the right to participate in the Company’s affairs by attending general meetings in addition to the right of convening extraordinary general meetings under certain circumstances.

Where the number of directors falls below the minimum requirement by the Articles of Association or law, the loss incurred reaches one third of its total share capital, or the Board of Directors or the Supervisory Committee deems necessary, or where shareholders of 10% or more make a requisition, the Board of Directors shall convene an extraordinary general meeting within two months of the date of such requisition. Where shareholders of 10% or more requests for an extraordinary general meeting, such shareholders shall make a request in writing to the Board of Directors with a clear agenda. The Board of Directors shall upon receipt of such a written request, convene a meeting promptly. If the Board of Directors fails to do so within thirty days after the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months after the receipt by the Board of Directors of such a written request.

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Shareholders may put forward enquiries to the Board of Directors through the company secretary or the Board of Directors secretary, or put forward proposals at shareholders’ meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

The Company formulated rules and procedures of shareholders’ meetings in 2006.

INVESTOR RELATIONS

On December 26, 2006, the Company successfully completed the initial public offering of A Shares, and the A Shares were listed at Shanghai Stock Exchange on January 9, 2007. As at December 31, 2006, the Company had 28,264,705,000 shares in total, of which there were 7,441,175,000 H Shares and 20,823,530,000 A Shares. Please refer to page 152 of the annual report for details of movement in the Company’s share capital, and to pages 39 to 40 for the substantial shareholders of the Company and their shareholding details.

The Company convened general meetings in 2006 including the 2006 Annual General Meeting dated June 16, 2006 and the extraordinary general meetings dated March 16, October 16 and December 29, 2006. Results of shareholder votes at such general meetings have been published in newspapers and on the website of the Hong Kong Stock Exchange.

The Company has taken a series of measures to enhance its relationship with investors, including the Chairman attending annual general meetings and having chairpersons of other board committees attending to answer questions at such meetings, encouraging investors to attend general meetings, publication of interim and annual financial reports, press conference for business results, conference meetings with investors, meeting investment analysts, attending investors’ meetings, publication of updated news concerning the Company at the Company’s website and provision of communication channels between investors and the Company, printing brochures, establishing the Investor Relations Department responsible for the investors’ relations.

In 2006, the Company communicated with more than 1100 investors and analysts in all kinds of manners, including successful reception at the Company of 175 groups of investors and analysts, 462 persons in total, communicating with about 350 investors by participating in 10 investor’s meetings held in and out of China, and meeting or visiting 278 investors in the results release conference and road shows. In addition, we kept close contact with investors’ groups by phone and email, and had more than 1400 emails with investors’ groups, and answered and replied more than 1900 calls and emails.

The Company was awarded “Excellent Investor Relations Award” in the 2006 IR (Investor Relations) Magazine Chinese Investor Relations Meeting and Award Ceremony held by the IR Magazine. Meanwhile, the Company was nominated for “Best Improvement in Investor Relations (State-owned Enterprise)” and “Best Investor Relations (State-owned Enterprise)”, and was awarded first and second runner up subsequently.

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SIGNIFICANT DIFFERENCES IN CORPORATE GO VERNANCE PRA CTICES FOR PURPOSES OF SECTION 303A.11 OF NYSE LISTED COMPANY MANUAL

As a Chinese company with H shares, ADS and A shares publicly traded on the Hong Kong Stock Exchange (“HKSE”), New York Stock Exchange (“NYSE”) and Shanghai Stock Exchange (“SSE”), respectively, the Company must comply with the corporate governance standards provided by PRC company law and other laws, as well as the securities laws and regulations in Hong Kong, United States and the listing requirements of the HKSE, the NYSE and the SSE that are applicable to the Company. The description set forth below includes, for purpose of Section 303A.11 of the NYSE Listed Company Manual, a summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules.

Board Independence

The Company identifies its independent non-executive directors in accordance with the qualifications provided by relevant PRC and Hong Kong regulations, which prohibit independent directors from having, among other things, specified interests in the Company’s securities or business, relationships with the management and financial dependence on the Company. These tests vary in certain respects with those set forth under Section 303A.02 of the NYSE Listed Company Manual.

Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and requires companies to identify which directors are independent and disclose the basis for that determination. Under the HKSE Listing Rules, each independent non- executive director must provide an annual confirmation of his independence to the listed company. Under the Tentative Guidelines on Corporate Governance of Insurance Companies issued by the CIRC in 2006 (the “Chinese Insurance Company Corporate Governance Guidelines”), each independent director must make a public announcement of the director’s independence and commitment to duties.

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of the Company’s voting power is controlled by CLIC, the Company, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. Nevertheless, a majority of the Company’s directors are independent non-executive directors as construed under PRC or Hong Kong regulations.

Non-management directors of U.S. domestic companies are required by Section 303A.03 of the NYSE Listed Company Manual to meet at regularly scheduled executive sessions without management. The Company is not required by PRC or Hong Kong laws or requirements to, and currently does not hold, such sessions.

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Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/ corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. The Company, as with controlled U.S. domestic companies, is not required under NYSE rules to have such a nominating/ corporate governance committee or compensation committee. The Company has established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non- executive directors as construed under those rules. The nominating and remuneration committee is mainly responsible for the review and recommendation of the nomination of directors and senior officers of the Company, as well as the formulation of training and remuneration policy for the senior management of the Company. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. The Company has complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

Audit Committee

The NYSE rules set forth two levels of audit committee standards for U.S. domestic companies and foreign private issuers. As a foreign private issuer, the Company is required to comply with the audit committee requirements under Section 303A.06 of the NYSE Listed Company Manual, such as audit committee independence and certain functions and powers, but is not subject to the additional qualifications, independence, function and other requirements for U.S. domestic companies provided under Section 303A.07 of the NYSE Listed Company Manual.

The Company has established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. The audit committee is mainly responsible for the review and supervision of the Company’s financial reporting procedures, internal control systems, risk management procedures and compliance matters.

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, a U.S. domestic company must adopt and disclose corporate governance guidelines that addresses specified key subjects. The Company is not required by Chinese or Hong Kong laws or requirements to, and currently does not, have such corporate governance guidelines. However, the Company addresses several of the key subjects required by NYSE Listed Company Manual to be included in the corporate governance guidelines in its articles of association, Rules of Procedures for Board of Directors, Rules of Internal Control and other internal corporate documents.

In addition, under the HKSE Listing Rules, the Company is expected, unless specifically disclosed in its interim and annual reports, to comply with the code provisions of the Code, which set out the principles of good corporate governance for issuers.

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The Company is required by the China Securities Regulatory Commission (“CSRC”) to disclose in its annual report filed with the CSRC the actual corporate governance practice of the Company as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, the Company is required to disclose the differences between its actual practices and the requirements under such rules, if any. Accordingly, the Company disclosed in its annual report for year 2006 filed with the CSRC that it had established proper and sound corporate governance strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that there were no significant differences between the Company’s actual corporate governance practices and relevant requirements under CSRC’s rules.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. The Company has disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in its annual report under Form 20-F for fiscal year ended December 31, 2004 and is required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all directors of the Company must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company. Under the Listing Rules of the Shanghai Stock Exchange, any of the directors, supervisors or senior management of the listed company shall not transfer any shares of such company held by him/her within one year of the listing of the company or six months after leaving such company. During his/her tenure at the company, he/she shall not transfer more than 25% of his/her shareholdings in the company within any given year, and shall not purchase or sell any shares of the company within six months of disposing of or purchasing any shares of the company.

Certification Requirements

Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. There are no similar requirements under PRC or Hong Kong laws or requirements.

ENHANCING CORPORATE GOVERNANCE

With a view to further fostering the corporate governance practices of the Company, the Company will continue to provide training to Management, as and when appropriate, in order to keep them abreast of the regulatory requirements in China and the locations where the Company is listed. The Company will regularly assess its corporate governance measures and practices to ensure that they are on par with the development of international governance structures and in light of the changing regulatory requirements and investors’ needs. This will also help ensure long term and continuous development of the Company, enhance corporate value and generate greater returns for shareholders.

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Supervisors and Senior Management

DIRECTORS

Mr. Yang Chao, born in 1950

Mr. Yang became the Chairman of the Company in July 2005 and the President of China Life Insurance (Group) Company in May 2005, the chairman of China Life Property and Casualty Company Limited in November 2006. Between June 2005 and January 2006, he was the President of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and President of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between 1996 and 2000, Mr. Yang was the Chairman and President of CIC Holding (Europe) Limited. Between 1976 and 1996, Mr. Yang had been the General Manager of the Sales Department of The People’s Insurance (Group) Company of China and The People’s Insurance Company of China, the General Manager of The People’s Insurance Company of China, Shanghai Pudong branch, the Deputy General Manager and the Assistant General Manager of The People’s Insurance Company of China, Shanghai branch, Deputy Division Head of the Import Division and a staff member of Ship Non-marine Insurance Division of The People’s Insurance Company of China, Shanghai branch, and a staff member of Bank of China, Shanghai branch. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and Business Administration, and had obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experiences in the insurance and banking industries.

Mr. Wan Feng, born in 1958

Mr. Wan became the Executive Director of the Company in June 2006, and served as a Vice President of the Company from 2003. In 31 January 2007, it was resolved by the Board of Directions to authorize Mr. Wan Feng to be responsible for the usual operations and management of the Company. He became the Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of China Life Insurance Asset Management Company Limited from January 2006. From 1999, Mr. Wan was the Vice President of former China Life Insurance Company and General Manager of its Shenzhen branch and Director of China Life-CMG. From 1997 to 1999, Mr. Wan was the General Manager of PICC Life Company Limited, Shenzhen branch. Prior to this, Mr. Wan was the Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company, Assistant Vice President of former China Life Insurance Company, Hong Kong branch and Deputy Division Chief of PICC, Jilin branch. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and a Doctor’s Degree in Finance from Nankai University in Tianjin. Mr. Wang, a Senior Economist, has 25 years of experiences in life insurance industry, and was awarded special allowance by the State Council.

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Supervisors and Senior Management

Mr. Shi Guoqing, born in 1952

Mr. Shi became the Non-Executive Director of the Company in 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company from August 2003, and the Chairman of China Life Insurance (Overseas) Co., Ltd., Director of China Life-CMG and China International Trade Center Company Limited, Director of Beijing Oriental Plaza Company Limited, Director of Hong Kong Huiyen Holding Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade Investments Limited, Chairman of Shanghai PICC Tower Limited, and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Prior to this, Mr. Shi served as the Assistant President of former China Life Insurance Company from 1999 to 2003, the Vice President of PICC Life Company Limited from 1995 to 1999. From 1976 to 1995, Mr. Shi acted as the Executive Deputy General Manager of International Department of PICC, General Manager and Deputy General Manager of China Insurance Co. Ltd., Macao Branch, and Deputy Chief of Overseas Business Division 1, Section Chief and Section Member of Overseas Business Division 2 of PICC. Mr. Shi, a Senior Economist, graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi has over 30 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance businesses.

Ms. Zhuang Zuojin, born in 1951

Ms. Zhuang became the Non-Executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, Director of China Life Insurance Asset Management Company Limited from June 2004. She acted as the Director of China Life Insurance Asset Management (Hong Kong) Company Limited (renamed as China Life Franklin Asset Management Company Limited) from May 2006 and the Director of China Life-CMG from June 2000. Ms. Zhuang was the Assistant to the General Manager of former China Life Insurance Company from March 1999 to August 2003, Deputy General Manager of Zhejiang Branch and General Manager in Hangzhou Branch of China Life Insurance Company respectively from March 1999 to October 2000, General Manager of PICC Trust & Investment Company from June 1999 to October 2000, Deputy General Manager of Zhejiang Branch and General Manager of Hangzhou Branch of PICC Life, respectively from July 1996 to March 1999. Ms. Zhuang was the Accountant, Deputy Division Chief, Division Chief, Chief Accountant of Auditing Division of PICC, Zhejiang Branch from 1981 to 1996. Ms. Zhuang graduated from Correspondence College of CCP School, majored in Economics and Management, and studied Probability and Statistics (major in Insurance Actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Economist, has worked in the insurance industry for over 26 years, and has accumulated extensive experiences both in the operation and management of insurance businesses.

Mr. Long Yongtu, born in 1943

Mr. Long became the Independent Non-Executive Director of the Company in 2003 and is also the Secretary General of Boao Asian Forum. Before leaving government in early 2003, Mr. Long served as the Vice Minister and Chief Negotiation Representative of MOFTEC (now the Ministry of Commerce) from 1997 onwards. Mr. Long also served as the Assistant to the Minister, Director of International Trade and Economic Affairs, and as Director of International Communication in the same ministry. Between 1980 and 1991, Mr. Long served as the Senior Officer with the Regional Project Department of UNDP, Deputy Representative of the UNDP North Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974.

66        China Life Insurance Company Limited

Directors,

Supervisors and Senior Management

Mr. Sun Shuyi, born in 1940

Mr. Sun became the Independent Non-Executive Director of the Company in 2004. He is the Executive Vice President of China Federation of Industrial Economics, Vice Chairman of United China Enterprise Association, Executive Vice President of China Enterprise Association, Deputy Supervisor of China Brand Promotion Committee, Member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the Deputy General Manager of General Office of the Central Steering Committee of Financial Affairs of China, Deputy Minister of Ministry of Labour, Deputy Party Secretary of Central Government Enterprise Working Committee. From 1988 to 1993, he was the Deputy Head of the Finance Management Department and the Deputy Head and Head of the Production System Department of the State System Reform Commission . Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountant.

Mr. Ma Yongwei, born in 1942

Mr. Ma became the Independent Non-Executive Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of China Insurance Regulatory Commission from 1998 to 2002. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From 1996 to 1998, he served as the Chairman and President of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and President of former People’s Insurance Company of China. From 1982 to 1994, Mr. Ma served as the Deputy Chief of Agricultural Credit Division of Agricultural Bank of China, Anhui branch, Vice Governor of Anhui branch, Vice Governor and Governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma is a Researcher.

Mr. Chau Tak Hay, born in 1943

Mr. Chau became the Independent Non-Executive Director of China Life Insurance Company Limited in 2003. Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include Secretary for Commerce and Industry, Secretary for Broadcasting, Culture and Sport, Director General of Trade, and Secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

Mr. Cai Rang, born in 1957

Mr. Cai became the Independent Non-Executive Director of the Company in 2004. He is the Party Secretary and Deputy General Manager of China Steel Research Technology Group , and the Vice Chairman of Advanced Technology & Materials Company Limited . Prior to this, Mr. Cai Rang was the Chief of the Central Iron and Steel Research Institute in China, Deputy Chief Economist, Assistant to Director and Deputy Director of CISRI from 1987 to 2001, and the President of Advanced Technology & Materials Company Limited from 1998 to March 2007. In 1982, Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University with a Bachelor’s degree in Machinery Architecture. He pursued post graduate studies at New York State University from 1984 to 1986 to get a MBA degree. He pursued on-the-job studies in the School of Business Administration of Remin University of China from 1997 to 2001 and obtained a Doctor’s Degree in Business Administration. From 1997 to 1998, Mr. Cai Rang is a visiting professor of the Cambridge University in the UK. Mr. Cai Rang is the professor level of the Senior Engineer, and was awarded special allowance by the State Council.

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Directors,

Supervisors and Senior Management

Mr. Ngai Wai Fung, born in 1962

Mr. Ngai became the Independent Non-Executive Director of the Company on 29 December 2006. He is the associate director and head of listing services of KCS Limited (formally the commercial division KPMG and GT), vice president of the Hong Kong Institute of Chartered Secretaries and the Chairman of its China Affairs Committee. He was The Company Secretary and Head of the Secretariat of ICBC (Asia) in 2005, Executive Director of Top Orient Capital (Asia) Ltd from 2003 to 2005, the Company Secretary and Department General Manager of China Unicom Limited from 2001 to 2003, the Executive Director, the Company Secretary and the Chief Financial Officer of Oriental Union Holdings Limited from 1999 to 2001. Mr. Ngai graduated from the Hong Kong Polytechnic University in 2002 and obtained the Master Degree in Corporate Finance. He graduated from Andrews University of Michigan in 1992, and obtained the Master Degree in Business Administration. He is studying the doctorate in Finance in Shanghai University of Finance and Economics. Mr. Ngai has over 18 years of senior management experience, most of which is in the areas of finance, accounting, internal control and regulatory compliance for issuers including major H Shares and red chips companies.

SUPERVISORS

Ms. Xia Zhihua, born in 1955

Ms. Xia became the Chairperson of the Supervisors Committee of the Company in March 2006. Ms. Xia served as State Council’s representative in China Life Insurance (Group) Company, Designated Supervisor of bureau level grade official and Director of Officer for the Supervisory Committee of China Export & Credit Insurance Corporation from August 2003 to December 2005, Designated Supervisor of bureau level grade official and Director of Officer for the Supervisory Committee of China Great Wall Asset Management Corporation from November 2001 to July 2003 and Designated Supervisor of deputy bureau level grade official and Deputy Director of Officer for the Supervisory Committee of China Economic Development Trust & Investment Corporation from July 2000 to November 2001. In December 1984, Ms. Xia joined in the State Ministry of Finance and served several responsibilities, including the Assistant Inspector of the Treasury Department of Ministry of Finance in June 2000, Deputy Department Chief of Treasury Bond Finance Department of Ministry of Finance from July 1998 to June 2000, Deputy Department Chief in the National Debt Finance Department of the Ministry of Finance from July 1997 to June 1998, Chief of Training, Administration and Finance Department of Ministry of Finance, and Section Chief, Deputy Chief, Division Chief of Debt Management Department from December 1984 to June 1997. Ms. Xia graduated from Economics Department of Xiamen University. From February 1978 to November 1984, she studied Politics and Economics and Postgraduate in World Economics in Xiamen University, and received a BA degree in Politics and Economics and a MA degree in World Economics.

Mr. Wu Weimin, born in 1951

Mr. Wu became the Supervisor of the Company from 2003, and is currently the General Manager of Compliance Department. Mr. Wu served as Deputy Secretary of Disciplinary Committee, Director of the Supervision Office, Deputy Department Head of the Organisation Department, and Deputy General Manager of the Personnel and Education Department in former China Life Insurance Company from 1998. Prior to this, during 1995 to 1998, Mr. Wu served as Deputy General Manager of Human Resources Department and Head of Staff Salaries Division of The People’s Insurance (Group) Company. Before participating in the insurance industry, Mr. Wu held a position in the Staff Salaries Division of the Ministry of Communications. In 2000, he studied insurance at China Insurance Management Staff Institute.

68        China Life Insurance Company Limited

Directors,

Supervisors and Senior Management

Mr. Qing Ge, born in 1950

Mr. Qing became the Supervisor of the Company in June 2006, and has since September 2005 been the general manager and the Deputy Director for Federation of Trade Unions Department of the Federation of Trade Unions of the Company. Mr. Qing was the deputy general manager of the Beijing office of the Company from September 2003 to September 2005. From 1999 to September 2003, he was the general manager of Inner Mongolia branch and deputy general manager of Beijing branch of former China Life Insurance Company. From July 1996 to April 1999, he was the general manager of Inner Mongolia office of PICC Life. From 1993 to 1996, he was the Deputy General Manager and Party Secretary of the Inner Mongolia branch of the People’s Insurance Company of China. Mr. Qing, a Senior Economist, graduated from South China University of Technology with university qualification.

Ms. Yang Hong, born in 1967

Ms. Yang became the Supervisor of the Company in October 2006, and acted as a General Manager of Customer Service Department of the Company from October 2006. From October 1998 to October 2006, Ms. Yang served as a staff member of Deed Division, Head of Customer Service Division, Deputy Division Chief of Customer Service Division, Assistant General Manager of Business Management Division and Division Chief of Customer Service Division, Assistant General Manager and Deputy General Manager of Business Management Department. From December 1995 to October 1998, Ms. Yang worked as a staff member of the Equipment Division and Network Division of IT Department of PICC Life. From August 1989 to December 1995, Ms. Yang worked for the Development Division of Computer Department of PICC and the Marketing Department II of China Life Electronic Company Limited. Ms. Yang graduated in the Computer Department of Jilin University with bachelor degree.

Mr. Tian Hui, born in 1951

Mr. Tian became the Supervisor of the Company in June 2004. He became the Director and Party Secretary of China Coal International Engineering Research Institute from February 2007. He was the Director and Party Secretary of China Coal International Engineering Research Institute, President of Beijing Huayu Engineering Company Limited of China Coal International Engineering Group in June 2006, Director and Deputy Party Secretary of China Coal International Engineering Research Institute, and President of Beijing Huayue Engineering Company Limited of China Coal International Engineering Group from 2002 to 2006. From 2000 to 2002, he acted as the Director and Deputy Party Secretary of China Coal International Engineering Research Institute. From 1998 to 2000, he was the Deputy Director, Director and Deputy Party Secretary of the Communist Party of the Beijing Coal Design Institute [ . From 1982 to 1998, Mr. Tian was the Deputy Division Chief, Division Chief and Deputy Director of Shenyang Design Institute of the Ministry of Coal Industry. He became Deputy Chairman of the China Coal Industry Association. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing . Mr. Tian is a Senior Engineer and a Master of China Construction Design , and was awarded special allowance by the State Council.

Annual Report 2006        69

Directors,

Supervisors and Senior Management

SENIOR MANAGEMENT Mr. Wan Feng, please see the section of “Director” for his profile.

Mr. Lin Dairen, born in 1958

Mr. Lin became the Vice President of the Company in 2003. Mr. Lin served as the Executive Director and President of China Life Pension Company Limited from November 2006. He was the General Manager of former China Life Insurance Company, Jiangsu branch from 2001 to 2003 and Deputy General Manager of former China Life Insurance Company, Jiangsu branch from 1999 to 2001. From 1996 to 1999, he was the Deputy General Manager of PICC Life, Jiangsu branch. From 1994 to 1996, he was the Division Chief of the Life Insurance Division of PICC’s Jiangsu branch, and Deputy General Manager of Nanjing Life Insurance Company Limited. From 1989 to 1994, he was the Deputy Division Chief of Life Insurance Division of PICC, Jiangsu branch. From 1982 to 1989, he was the Deputy Manager, Section Chief, Deputy Section Chief and Section Member of Life Insurance Division of Domestic Sales Department of PICC, Jiangsu branch. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Weifang Medical Institute. Mr. Lin, a Senior Economist, has 26 years of experiences in insurance industry and has accumulated extensive experiences in the operations and management experience in life insurance.

Ms. Liu Yingqi, born in 1958

Ms. Liu became the Vice President of the Company in Januar y 2006. Ms. Liu was the Chairperson of the Board of Supervisors of the Company between August 2003 and January 2006. Ms. Liu became the Director of China Life Pension Company Limited from November 2006. She was the General Manager of Group Insurance Department of former China Life Insurance Company, Deputy General Manager of former China Life Insurance Company, Anhui branch and Deputy General Manager of former China Life Insurance Company, Hefei Branch from 1997. Prior to this, Ms. Liu worked with PICC’s Anhui branch, where she served as both Division Chief of the Accident Insurance Division and Deputy Division Chief of the Life Insurance Division. Ms. Liu graduated with a BA in Economics from Anhui University in 1982, Ms. Liu has over 20 years of experiences in operation and management of the life insurance business and insurance administration in China.

Mr. Liu Jiade, born in 1963

Mr. Liu became the Vice President of the Company in 2003 and the Director of China Life Insurance Asset Management Company Limited from June 2004. Mr. Liu served as Director of China Life Insurance Asset Management (Hong Kong) Company Limited (renamed as China Life Franklin Asset Management Company Limited) in April 2006, and became the Director of Guangdong Development Bank in December 2006. He was the Vice Director of the Finance Bureau of the Ministry of Finance since 2000, and the Division Chief in the Treasury Bond Finance Bureau of the Ministry of Finance from 1998 to 2000. Prior to this, Mr. Liu was the Deputy County Chief of the People’s Government of Guan Tao County in Hebei Province, and Deputy Division Chief and Division Chief in the Commercial Finance Bureau of Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities institutions. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a bachelor degree in Finance and Economics.

70        China Life Insurance Company Limited

Directors,

Supervisors and Senior Management

Mr. Zhou Ying, born in 1954

Mr. Zhou became the secretary of the commission for disciplinary inspection of the Company in November 2006. Mr. Zhou served as Director of the Fifth Office and Designated Supervisor (Deputy Bureau) and in Beijing State-owned Enterprise Supervisory Committee Designated Supervisor (Deputy Bureau), from May 2004 to November 2006. He was the Party Commission Member, Team Leader of Discipline Inspection Group, Deputy Party Secretary, Secretary of the Disciplinary Committee of Hua Xia Bank from January 1998 to May 2004. He was the Deputy Director of Central Office for Taiwan Affairs of Beijing Municipal Government from August 1992 to January 1998. From February 1981 to August 1992, he acted as various positions including the Vice President of the Propaganda Department, Deputy Office Director, Office Director, Committee Member and Office Director, Committee Member, Secretary and Office Director, and Deputy Party Secretary of Beijing Municipal Committee of China Communist Youth League. Mr. Zhou graduated from University of Science and Technology of China with a MBA.

Mr. Su Hengxuan, born in 1963

Mr. Su became the Assistant President of the Company from 2006. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited in November 2006, and became the Director of Insurance Professional College in December 2006. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. From 1998 to 2003, Mr. Su served as Deputy General Manager, Division Chief of Agency Management Office and Manager of Sales Department of former China Life Insurance Company, Henan branch, and General Manager of Individual Business Department of former China Life Insurance Company. Prior to this, Mr. Su served as the Division Chief of Life Insurance Division and Division Chief of Sales Division of PICC Life, Henan branch from 1996 to 1998. From 1983 to 1996, Mr. Su served as Deputy Chief and Section Chief of PICC, Henan branch. Mr. Su studied in Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance. Mr. Su, a Senior Economist, has over 24 years of experiences in the life insurance industry and assurance management experience.

Mr. Liu Lefei, born in 1973

Mr. Liu became the Chief Investment Officer of the Company and the General Manager of Investment Management Department of the Company in in July 2006 and August 2004, respectively. Mr. Liu became the Director of Guangdong Development Bank in December 2006. He was the General Manager of Investment Management Department of China Galaxy Securities Company Limited, and General Manager of Beijing Galaxy Investment Advisers Company from 2003 to 2004. Mr. Liu acted as Deputy General Manager of Zhongye Anxin Industrial Corporation under the Ministry of Metallurgy of the State , and Executive Director of Capital Securities Company from 1998 to 2003. During the period of 1995 to 1998, Mr. Liu worked for the General Department of the Ministry of Finance. Mr. Liu was the Member of the 9th and the 10th of All China Youth Federation, and served as the Member of Xinhua FTSE Index Committee and the Member of Reuters China Pension Index Advisory Committee. Mr. Liu graduated from Renmin University of China with a Bachelor’s degree in Economics in 1995, Graduate School of the Chinese Academy of Social Sciences in 1998, and China Europe International Business School with a Master’s degree in Business Administration majored in Finance in 2006.

Mr. Liu Anlin, born in 1963

Mr. Liu became the Chief Information Technology Officer of the Company in July 2006. Mr. Liu was the Deputy Head and General Manager of Information Technology Department of the Company from November 2002 to July 2006, and General Manager of Human Resources Department of former China Life Insurance Company from November 2001 to November 2002. Prior to this, he was the Deputy Division Chief of Company Division of former China Life Insurance Company, Gansu Branch, and Assistant General Manager of former China Life Insurance Company, Gansu Branch from April 1999 to November 2001, Assistant Deputy Chief and Deputy Division Chief of Computer Division of PICC Life, Gansu Branch from June 1996 to April 1999, Manager of Technology Division of Computer Center of PICC, Gansu Province

Annual Report 2006        71

Directors,

Supervisors and Senior Management

Branch, and Manager of Technology Development Division of PICC Technology and Electronics Company Limited from January 1995 to June 1996. Mr. Liu graduated from Mathematics and Mechanics Department of Lanzhou University and majored in Computer Mathematics, with a Bachelor’s degree in Science in 1985, studied in University of Sunder-Land, UK in 1985, and obtained a Master’s degree in Business Administration from Tsinghua University in 2006. He, a Senior Economist, is studying the doctorate in Risk Management in Beijing Normal University.

Ms. Shiu Wai Chung, born in 1954

Ms. Shiu served as the Chief Actuary of the Company since March 2007. Ms. Shao had been the Senior Deputy President and Chief Actuary of subsidiaries under Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the President and Senior Officer of many actuary societies, and obtained the qualifications of CFA (Chartered Financial Analyst), CEBS (Certified Employee Benefit Specialist), CHFC (Chartered Financial Consultant), CLU (Chartered Life Underwriter), MAAA (Member of the American Academy of Actuaries), FSA, etc.. Ms. Shiu obtained a Bachelor’s degree from National Chengchi University in Taiwan and a Master’s degree from University of Iowa, US.

Mr. Liu Ting’an, born in 1962

Mr. Liu became the Secretary of the Board of Directors of the Company in 2003. From 2000 to 2004, he acted as the General Manager of Investment Department of former China Life Insurance Company. From 1995 to 2000, he served as the Assistant to Head of former Hainan Development Bank. From 1997 to 2000, he served as the Head of former Hainan Development Bank, Guangzhou Branch. Prior to this, he was the Division Chief and Deputy Division Chief of the Planning Division and Integrated Planning and Pilot Division of the State Restructuring and Reform Commission. Mr. Liu graduated from Jiangxi Finance and Economic College , Remin University of China and obtained Bachelor’s and Master’s degrees in Economics respectively. From 1990 to 1991, he studied in St. Edmund School of Oxford University in Britain. Mr. Liu is a Senior Economist.

COMPANY SECRETARY

Mr. Heng Kwoo Seng, born in 1948

Mr. Heng became the Company Secretary of the Company in 2003. Mr. Heng has been a practising accountant in Hong Kong since 1983 and the Managing Partner of Morison Heng since 1990. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Matwick Mitchell & Co. in the United Kingdom. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales and an associate member of the Hong Kong Institute of Certified Public Accountants, and has over 16 years of experience in serving as company secretary of listed companies in Hong Kong.

QUALIFIED ACCOUNTANT

Mr. Yang Zheng, born in 1970

Mr. Yang became the Qualified Accountant of the Company in 2006. Mr. Yang has been the Deputy General Manager of the Finance Department of the Company since October 2006 and was the Assistant General Manager of the Finance Department of the Company from 2005 to October 2006. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. From 1993 to 1998, Mr. Yang served as the Manager for Trading of China Northern Industries Corporation. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in 2000, and received the qualification of Certified Public Accountants of Illinois in America in 2004. He became a member of American Institute of Certified Public Accountants in 2005.

72        China Life Insurance Company Limited

Connected

Transactions

1.	CONTINUING CONNECTED TRANSACTIONS

During 2006, the following connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules of the Hong Kong Stock Exchange. These connected transactions were subject to reporting and announcement but were exempt from independent shareholders’ approval requirements under the Listing Rules.

(1)	Policy Management Agreement

As part of the restructuring, China Life Insurance Company (“CLIC”) transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged the Company to provide policy administration services relating to the retained policies (“non-transferred policies”) after the restructuring. The policy management agreement entered into between the Company and CLIC on September 30, 2003 expired on December 31, 2005. The Company and CLIC entered into a renewed policy management agreement (“Renewed Policy Management Agreement”) on December 24, 2005. Pursuant to the Renewed Policy Management Agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. As in the policy management agreement entered into in September 2003, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0 per policy; (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The Renewed Policy Management Agreement is valid for a period of 3 years, effective from January 1, 2006 and ended on December 31, 2008. Unless terminated by either party by giving to the other party not less than 180 days written notice prior to the expiry of the agreement, the agreement shall be renewed for a further period of 3 years, subject to compliance with the requirements under the Listing Rules.

For the year ended December 31, 2006, the service fee paid by CLIC to the Company amounted to RMB1,555 million.

(2)	Asset Management Agreements

(a)	Asset Management Agreement with China Life Insurance Asset Management Company Limited (“AMC”)

The asset management agreement entered into between the Company and AMC on November 30, 2003 expired on December 31, 2005. The Company and AMC entered into a renewed company asset management agreement (the “Renewed Company Asset Management Agreement”) on December 29, 2005. In accordance with the Renewed Company Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines and instructions given by the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for an on behalf of the Company.

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Connected

Transactions

All investment incomes and losses (as the case may be) relating to the assets managed by AMC pursuant to the agreement will be retained and borne by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agrees to pay AMC: a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees under the Renewed Company Asset Management Agreement were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. The Renewed Company Asset Management Agreement is for a term of two years effective from January 1, 2006 and expiring on December 31, 2007, and subject to compliance with the requirements of the Listing Rules, will be renewed for another one year, unless terminated by either party giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the current term.

For the year ended December 31, 2006, the Company paid AMC an asset management fee of RMB283 million.

(b)	Asset Management Agreement between CLIC and AMC

The asset management agreement entered into between CLIC and AMC on November 23, 2003 expired on December 31, 2005. CLIC and AMC entered into a renewed CLIC asset management agreement (“Renewed CLIC Asset Management Agreement”) on December 27, 2005. In accordance with the Renewed CLIC Asset Management Agreement, AMC agreed to manage assets entrusted to it by CLIC and invest in securities on behalf of CLIC, on a discretionary basis, subject to the investment guidelines and investment given by CLIC. CLIC retains the title of the entrusted assets and AMC, is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. In consideration of AMC’s services in respect of investment and managing various categories of assets entrusted to it by CLIC under the Renewed CLIC Asset Management Agreement, CLIC agreed to pay AMC a service fee at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any give month by the rate of 0.05%, divided by 12. Although the presentation of the service fee rates under the Renewed Company Asset Management Agreement and the Renewed CLIC Asset Management Agreement is difference, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same. The Renewed CLIC Asset Management Agreement is for a term of three years, effective from January 1, 2006 and expiring on December 31, 2008. The parties will negotiate the terms of renewal of the agreement 90 days prior to its termination. The Company will comply with the relevant Listing Rules requirements in respect of such renewal.

For the year ended December 31, 2006, CLIC paid AMC an asset management fee of RMB84 million.

74        China Life Insurance Company Limited

Connected

Transactions

(3)	Property Leasing Agreement

The Company entered into a renewed property leasing agreement (“Renewed Property Leasing Agreement”) with CLIC on December 23, 2005 to renew the property leasing agreement in respect of 963 properties owned by CLIC (“CLIC Owned Properties”) and 707 properties which CLIC is entitled to sublet (“CLIC Leased Properties”). The Renewed Property Leasing Agreement is for a fixed term of one year effective from January 1, 2006 and expiring on December 31, 2006. In relation to the CLIC Leased Properties, the term of such properties would expire at the expiration for the respective head leases, and in any event, would expire on later than December 31, 2006. The annual rent payable by the Company to CLIC in relation to the CLIC Owned Properties is determined by reference to market rent or, where there is no available comparison by reference to the costs incurred by CLIC in maintaining the properties, plus a margin of approximately 5%. The rent in respect of the CLIC Owned Properties was determined by reference to prevailing market rate contained in the valuation report prepared by an independent professional property valuer on December 5, 2005. The annual rent payable by the Company to CLIC in relation to the CLIC Leased Properties will be determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC in connection with the subletting of the properties. The Company and CLIC entered into a new property leasing agreement on January 4, 2007 for a period of 3 years, commencing on January 1, 2007 and expiring on December 31, 2009. There was no material change to the terms of the renewed agreement. This connected transaction is exempt from reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The total property leasing expense charged by CLIC for the year ended December 31, 2006 was RMB168 million.

The Board of Directors has received a comfort letter from the auditors of the Company with respect to the above continuing connected transactions which were subject to the reporting and announcement requirements for the year ended December 31, 2006 and the letter stated that:

(1)	the above continuing connected transactions have been approved by the Board of Directors;

(2)	for transactions involving provision of services by the Group, they are in accordance with the pricing policies of the Company; and

(3)	the transactions have been entered into in accordance with the relevant agreements governing the transactions, the amounts of the transactions have not exceeded the relevant annual caps announced by the Company.

CONFIRMATION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company’s independent non-executive Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of the business of the Company;

(2)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(3)	the transactions were entered into in accordance with the agreements governing those connected transactions; and

(4)	the amounts of the transactions had not exceeded the annual caps announced by the Company.

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Connected

Transactions

2.	ONE-OFF CONNECTED TRANSACTION

In 2006, the Company’s one-off connected transactions includes:

(1)	Promoters Agreement in relation to the establishment of China Life Pension Insurance Company Limited

In November 2005, China Insurance Regulatory Commission (“CIRC”) formally approved the establishment of China Life Pension Insurance Company Limited (“China Life Pension”). China Life Pension is principally engaged in pension insurance and annuity business, individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, and other fund application permitted under the RPC laws and other business approved by CIRC. On March 21, 2006, the Company, CLIC and AMC entered into a promoters agreement to establish China Life Pension. The registered capital of China Life Pension is RMB600 million, contributed as to 55%, 25% and 20% by the Company, CLIC and AMC, respectively. The Company obtained the insurance business operating license on December 15, 2006, and the certificate of business registration on January 15, 2007. This transaction constituted a connected transaction and was carried out in compliance with the reporting and announcement requirements under Rule 14A.32 of the Listing Rules.

(2)	Promoters Agreement in relation to the establishment of China Life Property and Casualty Insurance Company Limited

In September 2006, CIRC formally approved the establishment of China Life Property and Casualty Insurance Company Limited (“China Life P&C Company”). China Life P&C Company is principally engaged in property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance, accidental injury insurance, re-insurance in connection with the above insurance businesses, other fund application business permitted under the PRC laws and other business approved by the CIRC. On October 23, 2006, CLIC and the Company entered into a promoters agreement to establish China Life P&C Company. The registered capital of China Life P&C Company is RMB1,000 million, of which 60% and 40% were held by CLIC and the Company, respectively. China Life P&C Company obtained the insurance business operating licence on December 16, 2006 and the certificate of business registration on December 30, 2006. This connected transaction is exempt from reporting, announcement and independent shareholders’ approval requirements under Rule 14A.31 of the Listing Rules.

76        China Life Insurance Company Limited

Notice

of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held at Shenzhen Room, Wuzhou Guest House, 6001 Shennan Road, Futian District, Shenzhen, the People’s Republic of China (the “PRC”) on Tuesday, June 12, 2007 at 9:00 a.m. for the following purposes:

AS ORDINARY RESOLUTIONS:

1.	To review and approve the Report of the Board of Directors of the Company for the year 2006.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2006.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2006.

4.	To review and approve the profit distribution and cash dividend distribution plan of the Company for the year 2006.

5.	To review and approve the remuneration of the Directors and Supervisors of the Company.

6.	To approve the purchase of liability insurance for the Company’s Directors and management and to authorize the Board of Directors of the Company to organize and implement it.

7.	To approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively as the PRC auditors and international auditors of the Company for the year 2007 and to authorize the Board of Directors of the Company to determine their remuneration.

AS SPECIAL RESOLUTION:

8.	As special business, to consider and, if thought fit, pass the following resolution relating to the granting of a general mandate to the Board of Directors of the Company (the “Board of Directors”) to issue new shares:

In order to grant discretion to the Board of Directors on the flexibility of issuance of new shares, the Board of Director proposes to obtain a general mandate from shareholders. Under the general mandate, the Board of Directors will be authorized to allot, issue and deal with shares not exceeding 20% of the existing domestic shares and H shares of the Company. However, notwithstanding the obtaining of the general mandate, any issue of new domestic shares need shareholders’ approval again at shareholders’ meeting in accordance with the relevant PRC laws and regulations.

It is resolved as follows:

“(1)	Subject to paragraphs (3) and (4) below and pursuant to the Company Law (the “Company Law”) of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed, the exercise by the Board of Directors of all the powers of the Company granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period (as hereinafter daefined) and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and

(e)	the making or granting of offers, agreements and options which might require the exercise of such powers.

Annual Report 2006        77

Notice

of Annual General Meeting

(2)	The approval in paragraph (1) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)	The aggregate nominal amount of the new domestic shares and new H shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (1), otherwise than the shares issued pursuant to the Rights Issue (as hereinafter defined) or the rights to purchase the shares of the Company under any option scheme or similar arrangement, shall not exceed 20% of each class of the domestic shares and H shares of the Company in issue as at the date of passing this resolution.

(4)	In exercising the powers granted in paragraph (1), the Board of Directors must (a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed; and (b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12-month period following the passing of this resolution; and

(iii)	the revocation or variation of the mandate granted under this resolution by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, prorata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities.

(6)	The Board of Directors, subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be authorized to increase the registered capital of the Company to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7)	The Board of Directors be authorized to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment, issue and listing of new shares, provided that the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed and the Articles of Association of the Company.

(8)	Subject to the approval of the relevant PRC authorities, the Board of Directors be authorized to make appropriate and necessary amendments to the Articles of Association of the Company after completion of the allotment and issue of new shares according to the method, type and amount of the allotment and issue of new shares by the Company and the actual situation of the shareholding structure of the Company at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of the Company pursuant to the exercise of this mandate.”

By Order of the Board of Directors

Heng Kwoo Seng

Company Secretary

April 27, 2007

78        China Life Insurance Company Limited

Notice

of Annual General Meeting

Notes:

1.	Profit distribution and dividend distribution plan of the Company for the year 2006

Under the PRC Generally Accepted Accounting Principles, after the Company appropriated RMB960 million, being 10% of the net profit of the Company for the year 2006, to the discretionary surplus reserve fund, the Company proposed the payment of a cash dividend of RMB0.14 (inclusive of tax) per share totalling approximately RMB3,957 million to shareholders of the Company, based on the 28,264,705,000 shares of the Company in issue.

2.	Remuneration for Directors and Supervisors

The total remuneration of the existing directors of the Company as at the date of despatch of this Notice of Annual General Meeting for the year 2006 was RMB3,380,655. The total remuneration of the existing supervisors of the Company as at the date of despatch of this Notice of Annual General Meeting was RMB2,133,900. The remuneration of the directors and supervisors of the Company for the year 2007 shall be as follows:

(1)	Remuneration of the executive directors and internal supervisors of the Company shall be implemented by the Nomination and Remuneration Committee of the Company in accordance with “China Life Insurance Company Limited—Provisional Regulations for the Management of Remuneration for Senior Management”, who will report the implementation results at the 2008 annual general meeting.

(2)	Remuneration of each independent non-executive director of the Company for the year 2007 shall be RMB300,000. In view of the greater amount of works to be undertaken by the members of the Audit Committee, the remuneration of each member of the Audit Committee shall increase by RMB20,000 per annum.

(3)	Remuneration of each external supervisor of the Company for the year 2007 shall be RMB150,000.

(4)	Non-executive directors of the Company will not receive any remuneration from the Company.

3.	Grant of general mandate to issue new shares

The purpose of the proposed special resolution in paragraph 8 above is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot and issue new shares subject to the applicable laws, rules and regulations. The Board of Directors wishes to state that they have no immediate plan to issue any new shares.

4.	Eligibility for attending the Annual General Meeting and Closure of Register of Members

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Sunday, May 13, 2007 to Tuesday, June 12, 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 11 May 2007.

Holders of H shares of the Company whose names appear on the register of members of the Company kept at Computershare Hong Kong Investor Services Limited at the close of business on Monday, June 11, 2007 are entitled to attend the Annual General Meeting.

5.	Final Dividend

The Board of Directors has recommended a final dividend of RMB0.14 per share, amounting to approximately RMB3,957 million in aggregate, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Tuesday, June 12, 2007. If approved, detail arrangement of the final dividend distribution (including the closure of H Share register of members; the record date to determine H share and A share shareholders’ entitlement to the final dividend) for each of A share shareholders and H share shareholders will be announced after the Annual General Meeting to be held on June 12, 2007 separately.

6.	Proxy

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of H Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (Form of proxy for use at the Annual General Meeting has been attached herewith).

(3)	If a shareholder has appointed more than one proxy, such proxies shall only exercise the right to vote by poll.

Annual Report 2006        79

Notice

of Annual General Meeting

7.	Registration procedures for attending the Annual General Meeting

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such persons to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting by courier, by post or by facsimile to the registered office of the Company on or before Tuesday, May 22, 2007.

8.	Procedures for demanding poll by shareholders

Under the Articles of Association of the Company, a resolution at a shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two shareholders present in person or by proxy entitled to vote at the meeting; or (iii) one or more shareholders (including proxies) representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

Unless a poll is demanded, the chairman of the meeting shall announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed.

A request to vote by poll may be withdrawn by the person who made such request.

9.	Miscellaneous

(1)	The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The address of Computershare Hong Kong Investor Services Limited is: Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Floor 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, China

(4)	The registered office of the Company is: Floor 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, The People’s Republic of China

Postal code : 100020

Contact office : Board Secretariat

Telephone No. : 86 (10) 8565 9606

    86 (10) 8565 9527

Facsimile No. : 86 (10) 8525 2210

80        China Life Insurance Company Limited

Awards

THE WORLD’S MOST ADMIRED COMPANIES 2006

In March 2006, the Company was named “The World’s Most Admired Companies 2006” by FORTUNE.

BEST CALL CENTRE AWARD IN CHINA 2006

In April 2006, Our centralized service platform “95519” Call Center was granted the “Award of the Best Call Centre in China 2006” by the Professional Committee for the Promotion of Alliance and Customer Relationship Management by Informationalisation under the Ministry of Information Industry. It was also the only life insurance company that received this award for three consecutive years.

CHINA’S TOP 10 BEST VALUABLE BRAND

In June 2006, China Life was granted the “China’s Top 10 Best Valued Brand” in the “China’s Top 500 Best Valued Brand” jointly organised by Global Brand Lab and World Economic Forum for the third consecutive year, and ranked Top-eight comparing to Top-nine from previous year. This is the highest rank received by the financial companies in China. The brand value increased to RBM48.667 billion from RMB45.746 billion from previous year.

ASIA’S BEST MANAGED COMPANIES 2006

In September 2006, the Company was awarded “Asia’s Best Managed Companies 2006” by Euromoney.

CHINA’S 20 BEST BRAND

In November 2006, the brand of China Life ranked Top-ten among the “20 Best Brands in China” announced by Business Week.

EXCELLENT INVESTOR RELATIONS

In December 2006, the Company received the award of “Excellent Investor Relations” from Investor Relations magazine in the “China Investor Relations Conference and Award Presentation Ceremony of Investor Relations Magazine 2006”. Meanwhile, the Company was nominated for “Best Improvement in Investor Relations (State-owned Enterprise)” and “Best Investor Relations (State-owned Enterprise)”, which was awarded first and second runner up accordingly.

MY TOP-TEN FAVORITE LISTED COMPANIES IN HK 2006

In January 2007, the Company was ranked the third in the “My Top-Ten Favorite Listed Companies in HK 2006” jointly organised by the Hong Kong Branch of Association of International Accountants and other organizations.

BEST COMPANY PROFILE AWARD

In January 2007, the Company was granted “the Best Public Company Profile Award in 2006” which was initiated by Enterprise Research Institute of Development Research Center of State Council, SOHU, China Credit Research Center of Peking University and Guanghua Communication .

Annual Report 2006        81

Awards

MOST RELIABLE LIFE INSURER OF CHINA INSURANCE INDUSTRY 2006

In January 2007, the Company received the “Most Reliable Life Insurer of China Insurance Industry 2006”, “China Insurance Industry Outstanding Brand Award 2006”, “China Insurance Industry Best Employer Award”, “Best Insurance Product in China Market-Accident Insurance” and “Best Insurance Product in China Market-Pension Insurance” in the election “2005 Financial Entities in China” conducted by Hexun Network and SEEC.

PEOPLE’S RELIABLE BRAND

In February 2007, China Life received “People’s Reliable Brand” in the “Top 50 People’s Reliable Brand Poll Award Presentation Ceremony of Summit Conference of China Social Harmony and Corporate Responsibility 2006” jointly organised by People Network and China Enterprise Culture Improvement Association.

243RD IN THE GLOBAL 2000

In April 2007, the Company ranked 243rd among “The Global 2000” by Forbes, and the rank was 54 higher than the corresponding period in 2006.

82        China Life Insurance Company Limited

Auditor’s

Report

PricewaterhouseCoopers 22nd Floor Prince’s Building Central, Hong Kong Telephone: (852)2289 8888 Facsimile: (852)2810 9888 www.pwchk.com

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 84 to 161, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 17 April 2007

Annual Report 2006        83

Consolidated

Balance Sheet

As at 31 December 2006

	Note	As at 31 December 2006	As at 31 December 2005
		RMB million	RMB million
ASSETS
Property, plant and equipment	6	14,565	12,710
Deferred policy acquisition costs	7	39,230	37,741
Investments in associates	8	6,071	—
Financial assets
Debt securities		357,898	255,554
– held-to-maturity securities	9.1	176,559	146,297
– available-for-sale securities	9.2	176,868	96,425
– at fair value through income (held-for-trading)	9.3	4,471	12,832
Equity securities		95,493	39,548
– available-for-sale securities	9.2	62,595	26,261
– at fair value through income (held-for-trading)	9.3	32,898	13,287
Term deposits	9.5	175,476	164,869
Statutory deposits-restricted	9.6	5,353	5,353
Policy loans		2,371	981
Accrued investment income	9.7	8,461	6,813
Premiums receivables	11	6,066	4,959
Reinsurance assets	12	986	1,182
Other assets	13	2,212	1,458
Cash and cash equivalents		50,213	28,051

Total Assets		764,395	559,219

The notes on pages 92 to 161 form an integral part of these consolidated financial statements.

84        China Life Insurance Company Limited

Consolidated

Balance Sheet

As at 31 December 2006

	Note	As at 31 December 2006	As at 31 December 2005
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	14	2,498	1,784
– unearned premium reserves	14	5,346	5,147
Long-term traditional insurance contracts	14	172,875	124,656
Long-term investment type insurance contracts	14	282,672	237,001
Deferred income	15	41,371	34,631
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	16	45,998	42,230
– without DPF	16	2,614	1,872
Securities sold under agreements to repurchase	17	8,227	4,731
Annuity and other insurance balances payable		8,891	4,492
Premiums received in advance		2,329	2,951
Policyholder dividends payable		26,057	6,204
Other liabilities	18	5,333	4,106
Current income tax liabilities		843	525
Deferred tax liabilities	25	19,022	7,982
Statutory insurance fund	19	114	98

Total liabilities		624,190	478,410

Contingencies and commitments	33, 34	—	—

Shareholders’ equity
Share capital	31	28,265	26,765
Reserves	32	77,368	37,225
Retained earnings		34,032	16,388

Total shareholders’ equity		139,665	80,378

Minority interest		540	431

Total equity		140,205	80,809

Total liabilities and equity		764,395	559,219

Approved and authorised for issue by the Board of Directors on 17 April 2007

Yang Chao	Wan Feng
Director	Director

The notes on pages 92 to 161 form an integral part of these consolidated financial statements.

Annual Report 2006        85

Balance

Sheet

As at 31 December 2006

	Note	As at 31 December 2006	As at 31 December 2005
		RMB million	RMB million
ASSETS
Property, plant and equipment	6	14,235	12,446
Deferred policy acquisition costs	7	39,230	37,741
Investments in subsidiaries	35	600	480
Investments in associates	8	6,071	—
Financial assets
Debt securities		357,359	255,011
– held-to-maturity securities	9.1	176,559	146,297
– available-for-sale securities	9.2	176,409	95,946
– at fair value through income (held-for-trading)	9.3	4,391	12,768
Equity securities		95,267	39,407
– available-for-sale securities	9.2	62,369	26,120
– at fair value through income (held-for-trading)	9.3	32,898	13,287
Term deposits	9.5	175,476	164,869
Statutory deposits – restricted	9.6	5,353	5,353
Policy loans		2,371	981
Accrued investment income	9.7	8,454	6,797
Premiums receivables	11	6,066	4,959
Reinsurance assets	12	986	1,182
Other assets	13	2,073	1,443
Cash and cash equivalents		49,735	27,741

Total assets		763,276	558,410

The notes on pages 92 to 161 form an integral part of these financial statements.

86        China Life Insurance Company Limited

Balance

Sheet

As at 31 December 2006

	Note	As at 31 December 2006	As at 31 December 2005
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	14	2,498	1,784
– unearned premium reserves	14	5,346	5,147
Long-term traditional insurance contracts	14	172,875	124,656
Long-term investment type insurance contracts	14	282,672	237,001
Deferred income	15	41,371	34,631
Financial liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	16	45,998	42,230
– without DPF	16	2,614	1,872
Securities sold under agreements to repurchase	17	8,027	4,625
Annuity and other insurance balances payable		8,891	4,492
Premiums received in advance		2,329	2,951
Policyholder dividends payable		26,057	6,204
Other liabilities	18	5,287	4,089
Current income tax liabilities		752	437
Deferred tax liabilities	25	18,991	7,982
Statutory insurance fund	19	114	98

Total liabilities		623,822	478,199

Contingencies and commitments	33, 34	—	—

Shareholders’ equity
Share capital	31	28,265	26,765
Reserves	32	76,207	36,111
Retained earnings		34,982	17,335

Total shareholders’ equity		139,454	80,211

Total liabilities and shareholders’ equity		763,276	558,410

Approved and authorised for issue by the Board of Directors on 17 April 2007

Yang Chao	Wan Feng
Director	Director

The notes on pages 92 to 161 form an integral part of these financial statements.

Annual Report 2006        87

Consolidated

Statement

For the year ended 31 December 2006

	Note	2006	2005
		RMB million	RMB million

REVENUES
Gross written premiums and policy fees
(including gross written premiums and policy fees from insurance contracts
2006: RMB 98,840 million, 2005: RMB 80,651 million)		99,417	81,022
Less: premiums ceded to reinsurers		(140)	(769)

Net written premiums and policy fees		99,277	80,253
Net change in unearned premium reserves		(430)	(215)

Net premiums earned and policy fees		98,847	80,038

Net investment income	20	24,942	16,685
Net realised gains/(losses) on financial assets	21	1,595	(510)
Net fair value gains on assets at fair value through income (held-for-trading)	22	20,044	260
Other income		1,883	1,739

Total revenues		147,311	98,212

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	23	(10,797)	(8,311)
Accident and health claims and claim adjustment expenses	23	(6,999)	(6,847)
Increase in long-term traditional insurance contracts liabilities	23	(44,238)	(33,977)
Interest credited to long-term investment type insurance contracts	23	(6,386)	(4,894)
Interest credited to investment contracts		(996)	(973)
Increase in deferred income		(11,607)	(8,521)
Policyholder dividends resulting from participation in profits		(17,617)	(5,359)
Amortisation of deferred policy acquisition costs	7	(10,259)	(7,766)
Underwriting and policy acquisition costs		(2,415)	(1,845)
Administrative expenses		(9,339)	(7,237)
Other operating expenses		(859)	(798)
Statutory insurance fund		(194)	(174)

Total benefits, claims and expenses		(121,706)	(86,702)

Share of results of associates	8	—	—

Net profit before income tax expenses	24	25,605	11,510
Income tax expenses	25	(5,554)	(2,145)
Net profit		20,051	9,365
Attributable to:
– shareholders of the Company		19,956	9,306
– minority interest		95	59

Basic and diluted earnings per share	27	RMB 0.75	RMB 0.35

Dividends	29	3,957	1,338

The notes on pages 92 to 161 form an integral part of these consolidated financial statements.

88        China Life Insurance Company Limited

Consolidated

Statement of Changes in Equity

For the year ended 31 December 2006

	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million (Note 32)	RMB million	RMB million	RMB million
As at 1 January 2005	26,765	31,573	8,192	372	66,902
Net profit	—	—	9,306	59	9,365
Appropriation to statutory reserves	—	1,110	(1,110)	—	—
Unrealised gains, net of tax	—	4,542	—	—	4,542

As at 31 December 2005	26,765	37,225	16,388	431	80,809

As at 1 January 2006	26,765	37,225	16,388	431	80,809
Net profit	—	—	19,956	95	20,051
Issue of shares	1,500	26,820	—	—	28,320
Share issue expenses	—	(510)	—	—	(510)
Dividends paid	—	—	(1,338)	—	(1,338)
Dividends to minority interest	—	—	—	(8)	(8)
Appropriation to statutory reserves	—	974	(974)	—	—

Unrealised gains, net of tax	—	12,859	—	22	12,881

As at 31 December 2006	28,265	77,368	34,032	540	140,205

The notes on pages 92 to 161 form an integral part of these consolidated financial statements.

Annual Report 2006        89

Consolidated

Cash Flow Statement

For the year ended 31 December 2006

	2006	2005
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit attributable to shareholders of the Company	19,956	9,306

Adjustments for non-cash items:
Changes in minority interest	95	59
Net realised and unrealised losses/(gains) on financial assets	(21,639)	250
Amortisation of deferred policy acquisition costs	10,259	7,766
Interest credited to long-term investment type insurance contracts and investment contracts	7,382	5,867
Policy fees	(7,097)	(6,083)
Depreciation and amortisation	912	948
Amortisation of premiums and discounts	(267)	(130)
Loss on foreign exchange and impairments	642	646
Deferred income tax	4,696	1,373

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(15,914)	(14,131)
Financial assets at fair value through income (held-for-trading)	8,943	(20,321)
Receivables and payables	15,594	3,096
Reserves for claims and claim adjustment expenses	714	569
Unearned premium reserves	199	(65)
Deferred income	11,614	8,570
Long-term traditional insurance contracts	44,263	34,108

Net cash inflow from operating activities	80,352	31,828

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	6,635	15,094
Maturities of debt securities	4,129	408
Sales of equity securities	43,363	46,555
Property, plant and equipment	53	31
Purchases:
Debt securities	(122,246)	(102,427)
Equity securities	(52,050)	(58,214)
Property, plant and equipment	(2,742)	(1,484)
Acquisition of associate	(6,071)	—
Term deposits, net	(10,719)	9,008
Securities purchased under agreements to resell, net	—	279
Other	(1,390)	(590)

Net cash outflow from investing activities	(141,038)	(91,340)

The notes on pages 92 to 161 form an integral part of these consolidated financial statements.

90        China Life Insurance Company Limited

Consolidated

Cash Flow Statement

For the year ended 31 December 2006

	2006	2005
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	3,496	4,731
Deposits in long-term investment type insurance contracts and investment contracts	91,441	85,946
Withdrawals from long-term investment type insurance contracts and investment contracts	(38,088)	(29,960)
Net proceeds from shares issued	27,810	—
Dividends paid to the Company’s shareholders	(1,338)	—
Dividends paid to minority interest	(8)	—

Net cash inflow from financing activities	83,313	60,717

Net increase in cash and cash equivalents	22,627	1,205

Cash and cash equivalents
Beginning of year	28,051	27,217

Foreign currency losses on cash and cash equivalents	(465)	(371)

End of year	50,213	28,051

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	45,130	12,448
Short-term bank deposits	5,083	15,603

Supplemental cash flow information
Dividend received	4,415	306
Interest received	18,939	14,552
Income tax paid	535	279

The notes on pages 92 to 161 form an integral part of these consolidated financial statements.

Annual Report 2006        91

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company was listed on the Stock Exchange of Hong Kong and the New York Stock Exchange. In December 2006, the Company issued 1.5 billion new shares (the “A Shares”) through public offering on the Shanghai Stock Exchange, at the offer price of RMB18.88 per share raising RMB28.32 billion. The A Shares of the Company commenced trading on the Shanghai Stock Exchange on 9 January 2007.

These consolidated financial statements are presented in millions of RenMinBi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 17 April 2007.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The Hong Kong Institute of Certified Public Accountants has issued the following revised standards which were effective for accounting periods beginning on or after 1 January 2006.

(a)	Standards, amendments and interpretations to published standards effective in 2006 but not relevant to the Group’s operations

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group’s operations:

•	HKAS 19 (Amendment), Employee Benefits;

•	HKAS 21 (Amendment), New Investment in a Foreign Operation;

•	HKAS 39 (Amendment), The Fair Value Option;

•	HKAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•	HKAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

•	HKFRS 6, Exploration for and Evaluation of Mineral Resources;

•	HKFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

•	HK(IFRIC)-Int 4, Determining whether an Arrangement contains a Lease;

•	HK(IFRIC)-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

•	HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

92        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(b)	Standards, amendment and Interpretations to published standards that are not yet effective and have not been early adopted by the Group

The following have been published that are mandatory for the Group’s accounting periods beginning on or after 1 May 2006 or later periods but that the Group has not early adopted. The Group is in the process of making an assessment of the impact of these new and revised standards and interpretations. So far the Group do not expect the adoption of these new and revised standards and interpretations will have substantial changes to the Group’s accounting policies.

•

HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements – Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. The Group will apply HKFRS 7 from 1 January 2007; and

•

HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective from annual periods beginning on or after 1 May 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments–where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of HKFRS 2. The Group will apply HK(IFRIC)-Int 8 from 1 January 2007; and

•

HK(IFRIC)-Int 9, Reassessment of embedded derivatives. HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group will apply HK(IFRIC)-Int 9 from 1 January 2007; and

•

HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from 1 January 2007.

(c)	Interpretations to published standards that are not yet effective and not relevant for the Group’s operations

•	HK(IFRIC)-Int 7, Applying the Restatement Approach under IAS/HKAS 29, Financial Reporting in Hyperinflationary Economies.

•	HK(IFRIC)-Int 11, HKFRS 2-Group and Treasury Share Transactions.
•	HK(IFRIC)-Int 12, Service Concession Arrangements.

Annual Report 2006        93

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast the majority of votes at the meetings of the Board of Directors.

Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interest represents the interest of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill which was not previously charged or recognised in the consolidated income statement.

In the Company only balance sheet the investments in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Equity investment other than subsidiaries and associates are classified as available-for-sale securities when they are not designated to be measured at fair value through income.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post- acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

In the Company only balance sheet the investments in associates is stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

94        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in Note 5.

2.4	Foreign currency translation

The functional currency of the Group’s operations is RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non- refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings and fixtures under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the remaining term of the lease

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Annual Report 2006        95

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment (continued)

Impairment and gain or loss on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

2.6	Financial assets

2.6.a	Classification

The Group classifies its investments in securities into the following categories: held-to-maturity securities, financial assets at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition. Financial assets other than investment in securities are loans and receivables which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or available for sale. Loans and receivables mainly comprise term deposits, policy loans, securities purchased under agreements to resell and accrued investment income as presented separately in the balance sheet.

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and debt securities that the Group has the positive intention and ability to hold to maturity.

(ii)	Financial assets at fair value through income

This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial assets may be designated at fair value through income at inception by the Group. The Group presently has no financial assets designated at fair value through income at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

96        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6.b	Recognition and measurement

Purchases and sales of investments are recognised on trade date, on which the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to- maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognised in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

2.6.c	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

2.6.d	Policy loans

Policy loans originated by the Group are carried at amortised cost, net of provision for impairment in value. All policy loans are due in 6 months.

2.6.e	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

Annual Report 2006        97

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6.f	Impairment of financial assets other than at fair value through income

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, the Group considers several factors including, but not limited to the following:

(1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognised. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through income statement.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

2.8	Insurance contracts and investment contracts

2.8.1	Insurance contracts and investment contracts with DPF

2.8.1.a	Recognition and measurement

The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk with no significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the holder to receive, as a supplement to benefits under the contracts, additional benefits or bonuses that are, at least in part, discretionary to the Group. Insurance contracts and investment contracts with DPF are classified into three main categories.

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

98        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.a     Recognition and measurement (continued)

(ii)	Long-term traditional insurance contracts

Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Hence, for single premium and limited payment contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognised in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities.

Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including, where appropriate a provision for adverse deviation, and a deferred profit liability for the deferred percent-of-premium profit margin, as described in Note 2.9. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

(iii)	Long-term investment type insurance contracts and investment contracts with DPF

Long-term investment type insurance contracts include life insurance and annuity contracts with significant investment features but with sufficiently significant insurance risk to still be considered insurance contracts under HKFRS 4.

Long-term investment type insurance contracts and investment contracts with DPF are accounted for as follows: revenue from a contract consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (as defined below in Note 2.8.3). To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

The policyholder liability for long-term investment type insurance contracts and investment contracts with DPF represents the accumulation of premium received less charges, as described above.

2.8.1.b Liability	adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows for each category of contracts are used to determine any deficiency for those contracts. Any deficiency is immediately charged to income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision).

Any DAC written off as a result of the liability adequacy test cannot be subsequently reinstated.

Annual Report 2006        99

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.c Reinsurance	contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due. In certain cases a reinsurance contract is entered into for existing in-force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortised over the estimated remaining settlement period.

The Group assesses its reinsurance assets for impairment as at the balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability become the responsibility of the Group.

2.8.1.d	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at least 70% of distributable surplus, which includes mainly net investment income and realised gains and losses arising from the assets supporting these contracts; if this eligible surplus has not been declared and paid, it is included in the policyholder dividends payable. The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to participating policyholders in the future under the policy terms in respect of assets, is also included in the policyholder dividends payable.

2.8.2	Investment contracts without DPF

Investment contracts without DPF are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without DPF represents the accumulation of premium received less charges.

Revenue from these contracts consists of various charges (policy fees, handling fees, management fees and surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (defined in Note 2.8.3). Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

100        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.3	Deferred policy acquisition costs (“DAC”)

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are primarily related to the production of new and renewal business, are deferred. DAC are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in the shareholders’ equity. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

2.9	Deferred income

Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts. Both are described in Note 2.8.1.a and Note 2.8.2. Both deferred income amounts will be released to income statement over the remaining lifetime of the business.

2.10	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated balance sheet.

Annual Report 2006        101

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Employee benefits

Pension benefits

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

2.12	Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

2.13	Revenue recognition

Turnover of the Group represents the total revenues.

Premiums and policy fees

Premiums from long-term traditional life insurance contracts are recognised as revenue when due from the policyholders. Revenue from long-term investment type insurance contracts and investment contracts consists of policy fees, handling fees, management fees and surrender charges assessed for the cost of insurance, expenses and early surrenders during the year which are recognised when due.

Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognise premiums over the period of risk in proportion to the amount of insurance protection provided.

Net investment income

Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell and policy loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

102        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the lease periods.

2.16	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.17	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s shareholders.

2.18	Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement, the related liability is included in other liabilities.

Annual Report 2006        103

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1	Estimate of future benefit payments and premiums arising from long-term traditional insurance contracts and related deferred policy acquisition costs

The determination of the liabilities under long-term traditional insurance contracts is dependent on estimates made by the Group. For the long-term traditional insurance contracts, estimates are made in two stages. Assumptions about mortality rates, morbidity rates, lapse rates, investment returns, and administration and claim settlement expenses are made at inception of the contract. A provision for adverse deviation in experience is added to the assumptions, where appropriate. Assumptions are “locked in” for the duration of the contract. New estimates are made each subsequent year in order to determine whether the previous liabilities are adequate in the light of these latest estimates. If the liabilities are considered adequate, the assumptions are not altered. If they are not adequate, the assumptions are altered (“unlocked”) first by reducing the provision for adverse deviation and then by reflecting current best estimate assumptions. A key feature of the adequacy testing for these contracts is that the effects of changes in the assumptions on the measurement of the liabilities and related assets are not symmetrical. Any improvements in experience will have no impact on the value of the liabilities and related assets until the liabilities are derecognised. However, significant deterioration in experience can lead to an immediate increase in the liabilities.

Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 14. If the investment return assumptions in all years were 1% lower or higher than the above, the insurance liabilities would increase by RMB12,918 million or decrease by RMB11,302 million respectively. In these cases, there is no relief arising from reinsurance contracts held.

Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates are described in Note 14. Where the mortality rates increased or decreased by 10% from current assumptions, the liability would increase by RMB336 million or decrease by RMB344 million respectively. Where the morbidity rates increased or decreased by 10% from management’s estimate, the liability would increase by RMB395 million or decrease by RMB395 million respectively.

The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 14.

3.2	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows under the contracts are used. As set out in Note 3.1 above, liability assumptions for long-term traditional insurance contracts are defined at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any DAC written off as a result of this test cannot subsequently be reinstated.

104        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)

3.3	Investments

The Group’s principal investments are debt securities, equity securities and term deposits. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets and liabilities are:

–	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

–	Equity securities: fair values are based on current bid prices.

–	Term deposits (excluding structured deposits), and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

–	Structured deposits: the market for structured deposits is not active, the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments. Due to the complexity of structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

–	Policy loans: the carrying values for policy loans approximate fair value.

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Annual Report 2006        105

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group has entered into two major reinsurance agreements. One agreement cedes 35% of the business associated with a critical illness product to a reinsurer on a quota share basis. The other agreement, written on a surplus basis, reinsures the Group for losses above a specified amount, which is RMB1 million per person for life insurance, RMB1 million per person for accident insurance and RMB0.3 million per person for health insurance. These agreements spread insured risk and reduce the effect of potential losses to the Group.

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

	2006		2005
Product name	RMB million	%	RMB million	%
Premium
Kang Ning Whole Life *	26,079	32.0%	21,425	33.4%
Hong Xin Endowment *	26,781	33.0%	20,994	32.8%
Qian Xi Endowment *	6,298	7.8%	6,344	9.9%
Others	22,072	27.2%	15,309	23.9%

Total	81,230	100.0%	64,072	100.0%

Insurance benefits
Kang Ning Whole Life *	2,498	23.1%	2,121	25.5%
Hong Xin Endowment *	1,368	12.7%	631	7.6%
Qian Xi Endowment *	2,454	22.7%	3,222	38.8%
Others	4,477	41.5%	2,337	28.1%

Total	10,797	100.0%	8,311	100.0%

Liabilities of long-term traditional insurance contracts
Kang Ning Whole Life *	57,406	33.2%	42,859	34.4%
Hong Xin Endowment *	37,647	21.8%	21,549	17.3%
Qian Xi Endowment *	23,700	13.7%	21,232	17.0%
Others	54,122	31.3%	39,016	31.3%

Total	172,875	100.0%	124,656	100.0%

106        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

*	Kang Ning Whole Life is long-term individual whole life traditional insurance contract with options of premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% basic sum insured less any paid critical illness benefit.

*	Hong Xin Endowment is long-term individual endowment traditional insurance contract with options of premium term of single, 3 years, 5 years or 10 years. The insured can be benefited up to age of 80. Its endowment benefit accounts for 9% of basic sum insured every three years. Death and maturity benefit are paid at 200% and 150% of basic sum insured, respectively.

*	Qian Xi Endowment is long-term individual endowment traditional insurance contract with options of premium term of single, 10 years, 20 years or 30 years. The benefit term is whole life. Its endowment benefit accounts for 5% of basic sum insured every three years and death benefit is increased by 5% of basic sum insured every year that renewal premium is paid.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product with RMB47,742 million of deposits in 2006 (2005: RMB34,915 million), representing 67.7% (2005: 55.5%) of total received deposits of long-term investment type insurance contracts.

Participating contracts for the year ended 31 December 2006 represented approximately 52% and 52% of gross and net life insurance premium and policy fees, respectively (2005: 50% and 50%). The net investment income, net realised gains/(losses) on financial assets and net fair value gains on assets at fair value through income (held- for-trading) attributable to participating contracts in 2006 are RMB16,600 million, RMB849 million and RMB16,149 million respectively (2005: RMB11,102 million, RMB(318) million and RMB98 million).

Annual Report 2006        107

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are interest rate risk, market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, market risk, credit risk, and liquidity risk.

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in level of interest rates can have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The table below summaries the effective interest rates at the balance sheet date across major applicable financial assets and financial liabilities.

As at 31 December	2006	2005
Financial assets other than at fair value through income
Debt securities
-held-to-maturity securities	4.5%	4.6%
-available-for-sale securities	3.6%	3.7%
Term deposits	4.3%	4.1%
Cash and cash equivalents	1.8%	3.0%

Investment contracts with DPF	2.5%	2.5%
Investment contracts without DPF	1.9%	2.3%

The interest rates that are used to measure long-term traditional insurance contracts are disclosed in Note 14.

108        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(i)	Interest rate risk (continued)

The following table summaries the major financial assets and liabilities subject to interest rate risk at their contractual or estimated maturity date:

	2007	2008	2009	2010	2011	Thereafter	Total
As at 31 December 2006	(RMB million)
Debt securities at carrying value
– fixed rate	9,054	4,323	28,774	5,802	29,543	259,163	336,659
– variable rate	431	16	6,338	3,531	2,066	8,857	21,239
Term deposits
– fixed rate	5,799	2,481	100	60	16,600	3,708	28,748
– variable rate	52,131	44,240	41,100	6,320	1,000	1,937	146,728
Statutory deposits-restricted	—	5,353	—	—	—	—	5,353
Cash and cash equivalents	50,213	—	—	—	—	—	50,213

Total	117,628	56,413	76,312	15,713	49,209	273,665	588,940

Long-term traditional insurance contracts	563	29	48	61	72	172,102	172,875
Long-term investment type insurance contracts	49,555	55,975	44,115	36,572	53,954	42,501	282,672
Investment contracts
– with DPF	2,492	564	766	941	1,034	40,201	45,998
– without DPF	281	541	695	16	16	1,065	2,614
Securities sold under agreements to repurchase	8,227	—	—	—	—	—	8,227

Total	61,118	57,109	45,624	37,590	55,076	255,869	512,386

	2006	2007	2008	2009	2010	Thereafter	Total
As at 31 December 2005	(RMB million)
Debt securities at carrying value
– fixed rate	9,460	4,084	4,355	28,980	6,669	183,587	237,135
– variable rate	377	567	16	6,284	3,262	7,913	18,419
Term deposits
– fixed rate	6,133	1,845	2,489	100	60	4,479	15,106
– variable rate	4,430	51,350	44,240	41,100	6,320	2,323	149,763
Statutory deposits-restricted	—	—	5,353	—	—	—	5,353
Cash and cash equivalents	28,051	—	—	—	—	—	28,051

Total	48,451	57,846	56,453	76,464	16,311	198,302	453,827

Long-term traditional insurance contracts	188	10	12	19	23	124,404	124,656
Long-term investment type insurance contracts	7,612	47,013	57,987	47,880	37,099	39,410	237,001
Investment contracts
– with DPF	6,390	632	612	828	959	32,809	42,230
– without DPF	178	224	664	18	24	764	1,872
Securities sold under agreements to repurchase	4,731	—	—	—	—	—	4,731

Total	19,099	47,879	59,275	48,745	38,105	197,387	410,490

Annual Report 2006        109

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(ii)	Market risk

The Group’s investments principally include term deposits, debt securities and equity securities. Prices of debt and equity securities are determined by market forces. The Group is subject to increased market risk largely because China’s bond and stock markets are relatively volatile.

The Group manages market risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stock denominated in US dollar (“US$”) or HK dollar (“HK$”).

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2006 and 2005.

As at 31 December 2006	US$	HK$	Total
	RMB million	RMB million	RMB million

Equity securities	—	6,884	6,884
Debt securities	3,334	—	3,334
Term deposits (excluding structured deposits)	3,358	—	3,358
Structured deposits	4,646	—	4,646
Cash and cash equivalents	5,083	82	5,165

Total	16,421	6,966	23,387

As at 31 December 2005	US$	HK$	Total
	RMB million	RMB million	RMB million

Equity securities	—	2,295	2,295
Debt securities	1,025	—	1,025
Term deposits (excluding structured deposits)	242	—	242
Structured deposits	4,802	—	4,802
Cash and cash equivalents	15,502	212	15,714

Total	21,571	2,507	24,078

110        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(iii)	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

(iv)	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of investment assets to the maturity of insurance liabilities.

Annual Report 2006        111

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

5	SEGMENT INFORMATION

5.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains, as described in Note 2.8.1.d. Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in Note 30 and unallocated income taxes.

5.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

112        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	86,587	1,740	11,090	—	99,417
Gross written premiums	80,086	1,144	—	—
– Term Life	177	26	—	—
– Whole Life	28,079	886	—	—
– Endowment	43,583	—	—	—
– Annuity	8,247	232	—	—
Policy fees	6,501	596	—	—
Net premiums earned and policy fees	86,519	1,735	10,593	—	98,847
Net investment income	22,215	2,462	265	—	24,942
Net realised gains on financial assets	1,421	157	17	—	1,595
Net fair value gains on assets at fair value through income (held-for-trading)	17,852	1,979	213	—	20,044
Other income	—	—	—	1,883	1,883

Segment revenues	128,007	6,333	11,088	1,883	147,311

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(10,125)	(672)	—	—	(10,797)
Accident and health claims and claim adjustment expenses	—	—	(6,999)	—	(6,999)
Increase in long-term traditional insurance contracts liabilities	(43,915)	(323)	—	—	(44,238)
Interest credited to long-term investment type insurance contracts	(6,365)	(21)	—	—	(6,386)
Interest credited to investment contracts	—	(996)	—	—	(996)
Increase in deferred income	(11,307)	(300)	—	—	(11,607)
Policyholder dividends resulting from participation in profits	(15,536)	(2,081)	—	—	(17,617)
Amortisation of deferred policy acquisition costs	(9,391)	(265)	(603)	—	(10,259)
Underwriting and policy acquisition costs	(1,822)	(40)	(553)	—	(2,415)
Administrative expenses	(5,109)	(699)	(1,855)	(1,676)	(9,339)
Other operating expenses	(629)	(71)	(21)	(138)	(859)
Statutory insurance fund	(145)	(1)	(48)	—	(194)

Segment benefits, claims and expenses	(104,344)	(5,469)	(10,079)	(1,814)	(121,706)

Segment results	23,663	864	1,009	69	25,605

Income tax expenses	—	—	—	(5,554)	(5,554)

Net profit/(loss)	23,663	864	1,009	(5,485)	20,051

Attributable to
–shareholders of the Company	23,663	864	1,009	(5,580)	19,956
–minority interest	—	—	—	95	95

Unrealised gains included in shareholders’ equity	11,452	1,270	137	—	12,859

Annual Report 2006        113

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

5	SEGMENT INFORMATION (continued)

	As at 31 December 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets
Financial assets	574,503	63,685	6,864	—	645,052
Deferred policy acquisition costs	37,591	845	794	—	39,230
Cash and cash equivalents	44,721	4,958	534	—	50,213

Segment assets	656,815	69,488	8,192	—	734,495

Unallocated
Property, plant and equipment					14,565
Other assets					15,335

Total					764,395

Liabilities
Insurance contracts
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	—	—	2,498	—	2,498
– unearned premium reserves	—	—	5,346	—	5,346
Long-term traditional insurance contracts	170,954	1,921	—	—	172,875
Long-term investment type insurance contracts	281,847	825	—	—	282,672
Deferred income	40,744	627	—	—	41,371
Financial liabilities
Investment contracts
– with DPF	—	45,998	—	—	45,998
– without DPF	—	2,614	—	—	2,614
Securities sold under agreements to repurchase	7,327	812	88	—	8,227

Segment liabilities	500,872	52,797	7,932	—	561,601

Unallocated
Other liabilities					62,589

Total					624,190

114        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	68,888	1,267	10,867	—	81,022
Gross written premiums	63,205	867	—	—
– Term Life	184	24	—	—
– Whole Life	23,310	674	—	—
– Endowment	35,480	—	—	—
– Annuity	4,231	169	—	—
Policy fees	5,683	400	—	—
Net premiums earned and policy fees	68,749	1,257	10,032	—	80,038
Net investment income	14,682	1,788	215	—	16,685
Net realised losses on financial assets	(448)	(55)	(7)	—	(510)
Net fair value gains on assets at fair value through income (held-for-trading)	229	28	3	—	260
Other income	—	—	—	1,739	1,739

Segment revenues	83,212	3,018	10,243	1,739	98,212

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(567)	—	—	(8,311)
Accident and health claims and claim adjustment expenses	—	—	(6,847)	—	(6,847)
Increase in long-term traditional insurance contracts liabilities	(33,550)	(427)	—	—	(33,977)
Interest credited to long-term investment type insurance contracts	(4,867)	(27)	—	—	(4,894)
Interest credited to investment contracts	—	(973)	—	—	(973)
Increase in deferred income	(8,484)	(37)	—	—	(8,521)
Policyholder dividends resulting from participation in profits	(4,965)	(394)	—	—	(5,359)
Amortisation of deferred policy acquisition costs	(6,955)	(544)	(267)	—	(7,766)
Underwriting and policy acquisition costs	(1,350)	(68)	(427)	—	(1,845)
Administrative expenses	(3,863)	(415)	(1,338)	(1,621)	(7,237)
Other operating expenses	(646)	(78)	(29)	(45)	(798)
Statutory insurance fund	(118)	(1)	(55)	—	(174)

Segment benefits, claims and expenses	(72,542)	(3,531)	(8,963)	(1,666)	(86,702)

Segment results	10,670	(513)	1,280	73	11,510

Income tax expenses	—	—	—	(2,145)	(2,145)

Net profit/(loss)	10,670	(513)	1,280	(2,072)	9,365

Attributable to
– shareholders of the Company	10,670	(513)	1,280	(2,131)	9,306
– minority interest	—	—	—	59	59

Unrealised gains included in shareholders’ equity	3,997	487	58	—	4,542

Annual Report 2006        115

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

5	SEGMENT INFORMATION (continued)

	As at 31 December 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets
Financial assets	416,310	50,713	6,095	—	473,118
Deferred policy acquisition costs	36,229	909	603	—	37,741
Cash and cash equivalents	24,683	3,007	361	—	28,051

Segment assets	477,222	54,629	7,059	—	538,910

Unallocated
Property, plant and equipment					12,710
Other assets					7,599

Total					559,219

Liabilities
Insurance contracts
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	—	—	1,784	—	1,784
– unearned premium reserves	—	—	5,147	—	5,147
Long-term traditional insurance contracts	123,457	1,199	—	—	124,656
Long-term investment type insurance contracts	235,847	1,154	—	—	237,001
Deferred income	34,104	527	—	—	34,631
Financial liabilities
Investment contracts
– with DPF	—	42,230	—	—	42,230
– without DPF	—	1,872	—	—	1,872
Securities sold under agreements to repurchase	4,163	507	61	—	4,731

Segment liabilities	397,571	47,489	6,992	—	452,052

Unallocated
Other liabilities					26,358

Total					478,410

116        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

6	PROPERTY, PLANT AND EQUIPMENT

Group:

	2006
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2006	12,144	2,746	1,711	1,086	152	17,839
Additions	152	561	212	1,773	61	2,759
Disposals	(41)	(119)	(108)	—	(2)	(270)
Transfers upon completion	670	22	—	(699)	7	—

As at 31 December 2006	12,925	3,210	1,815	2,160	218	20,328

Accumulated depreciation and impairment
As at 1 January 2006	(2,164)	(1,540)	(1,325)	—	(100)	(5,129)
Charges for the year	(345)	(373)	(112)	—	(18)	(848)
Impairment loss	(3)	—	—	—	—	(3)
Disposals	3	113	100	—	1	217

As at 31 December 2006	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)

Net book value
As at 1 January 2006	9,980	1,206	386	1,086	52	12,710

As at 31 December 2006	10,416	1,410	478	2,160	101	14,565

Annual Report 2006        117

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group:

	2005
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2005	11,669	2,304	1,722	803	126	16,624
Additions	72	484	56	753	17	1,382
Disposals	(26)	(68)	(67)	(5)	(1)	(167)
Transfers upon completion	429	26	—	(465)	10	—

As at 31 December 2005	12,144	2,746	1,711	1,086	152	17,839

Accumulated depreciation and impairment
As at 1 January 2005	(1,788)	(1,289)	(1,214)	—	(83)	(4,374)
Charges for the year	(380)	(313)	(174)	—	(17)	(884)
Disposals	4	62	63	—	—	129

As at 31 December 2005	(2,164)	(1,540)	(1,325)	—	(100)	(5,129)

Net book value
As at 1 January 2005	9,881	1,015	508	803	43	12,250

As at 31 December 2005	9,980	1,206	386	1,086	52	12,710

118        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company:

	2006
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2006	12,144	2,733	1,708	834	152	17,571
Additions	152	543	211	1,717	61	2,684
Disposals	(41)	(119)	(108)	—	(2)	(270)
Transfers upon completion	670	22	—	(699)	7	—

As at 31 December 2006	12,925	3,179	1,811	1,852	218	19,985

Accumulated depreciation and impairment
As at 1 January 2006	(2,164)	(1,537)	(1,324)	—	(100)	(5,125)
Charges for the year	(345)	(370)	(111)	—	(18)	(844)
Impairment loss	(3)	—	—	—	—	(3)
Disposals	3	118	100	—	1	222

As at 31 December 2006	(2,509)	(1,789)	(1,335)	—	(117)	(5,750)

Net book value
As at 1 January 2006	9,980	1,196	384	834	52	12,446

As at 31 December 2006	10,416	1,390	476	1,852	101	14,235

Annual Report 2006        119

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company:

	2005
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2005	11,669	2,299	1,720	803	126	16,617
Additions	72	476	55	501	17	1,121
Disposals	(26)	(68)	(67)	(5)	(1)	(167)
Transfers upon completion	429	26	—	(465)	10	—

As at 31 December 2005	12,144	2,733	1,708	834	152	17,571

Accumulated depreciation and impairment
As at 1 January 2005	(1,788)	(1,287)	(1,214)	—	(83)	(4,372)
Charges for the year	(380)	(312)	(173)	—	(17)	(882)
Disposals	4	62	63	—	—	129

As at 31 December 2005	(2,164)	(1,537)	(1,324)	—	(100)	(5,125)

Net book value
As at 1 January 2005	9,881	1,012	506	803	43	12,245

As at 31 December 2005	9,980	1,196	384	834	52	12,446

120        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

7	DEFERRED POLICY ACQUISITION COSTS

Group and Company

	2006	2005
	RMB million	RMB million

Gross
As at 1 January	37,841	32,981
Acquisition costs deferred	15,929	14,231
Amortisation charged through income	(10,359)	(7,960)
Amortisation charged through equity	(4,166)	(1,411)

As at 31 December	39,245	37,841

Ceded
As at 1 January	(100)	(194)
Acquisition costs deferred	(15)	(100)
Amortisation charged through income	100	194

As at 31 December	(15)	(100)

Net
As at 1 January	37,741	32,787
Acquisition costs deferred	15,914	14,131
Amortisation charged through income	(10,259)	(7,766)
Amortisation charged through equity	(4,166)	(1,411)

As at 31 December	39,230	37,741

DAC excluding unrealised gains	43,843	38,188
DAC recorded in unrealised gains	(4,613)	(447)

Total	39,230	37,741

Current	794	603
Non-current	38,436	37,138

Total	39,230	37,741

Annual Report 2006        121

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

8	INVESTMENTS IN ASSOCIATES

RMB million
Acquisition of Guangdong Development Bank (“GDB”) (a)	5,671
Investment in China Life Property & Casualty Insurance Company Limited (“CLP&C”) (b)	400
Share of results	—
Other equity movements	—

As at 31 December 2006	6,071

(a)	The Group acquired 20% of the share capital of GDB on 18 December 2006 for a cash consideration of RMB5,671 million.
(b)	As approved by CIRC, the Company entered an agreement with CLIC to establish CLP&C with total paid- in capital of RMB1,000 million in 2006. The Company and CLIC own 40% and 60% of CLP&C, respectively. CLP&C obtained its business license and commenced operation on 30 December 2006.

The Group’s share in investment in associates as at 31 December 2006 is as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Loss	Interest held
	(RMB million)
GDB	PRC	77,901	72,230	59	—	20%
CLP&C	PRC	400	—	—	—	40%

Total		78,301	72,230	59	—

122        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Group and Company
As at 31 December 2006
Debt securities
Government bonds	94,999	7,791	(26)	102,764
Government agency bonds	53,935	2,642	(244)	56,333
Corporate bonds	3,257	296	—	3,553
Subordinated bonds/debts	24,368	1,282	(8)	25,642

Total	176,559	12,011	(278)	188,292

Group and Company
As at 31 December 2005
Debt securities
Government bonds	90,067	8,652	(13)	98,706
Government agency bonds	28,609	1,650	(12)	30,247
Corporate bonds	3,257	310	—	3,567
Subordinated bonds/debts	24,364	901	—	25,265

Total	146,297	11,513	(25)	157,785

	Group and Company
Contractual maturity schedule	Amortised cost		Estimated fair value
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	2,974	687	3,008	694
After one year but within five years	51,483	35,481	54,345	37,256
After five years but within ten years	37,295	53,750	40,279	58,878
After ten years	84,807	56,379	90,660	60,957

Total	176,559	146,297	188,292	157,785

Annual Report 2006        123

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities

	Amortised cost/Cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Group
As at 31 December 2006

Debt securities
Government bonds	60,058	863	(569)	60,352
Government agency bonds	78,300	664	(243)	78,721
Corporate bonds	31,001	238	(487)	30,752
Subordinated bonds/debts	7,068	12	(37)	7,043

Subtotal	176,427	1,777	(1,336)	176,868

Equity securities
Funds	20,535	12,437	(103)	32,869
Common stocks	15,876	13,882	(33)	29,725
Warrants	—	1	—	1

Subtotal	36,411	26,320	(136)	62,595

Total	212,838	28,097	(1,472)	239,463

Company
As at 31 December 2006

Debt securities
Government bonds	59,599	862	(568)	59,893
Government agency bonds	78,300	664	(243)	78,721
Corporate bonds	31,001	238	(487)	30,752
Subordinated bonds/debts	7,068	12	(37)	7,043

Subtotal	175,968	1,776	(1,335)	176,409

Equity securities
Funds	20,394	12,352	(103)	32,643
Common stocks	15,876	13,882	(33)	29,725
Warrants	—	1	—	1

Subtotal	36,270	26,235	(136)	62,369

Total	212,238	28,011	(1,471)	238,778

124        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

	Amortised cost/Cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
Group
As at 31 December 2005

Debt securities
Government bonds	49,180	1,157	(415)	49,922
Government agency bonds	30,776	344	(458)	30,662
Corporate bonds	10,806	523	(14)	11,315
Subordinated bonds/debts	4,458	90	(22)	4,526

Subtotal	95,220	2,114	(909)	96,425

Equity securities
Funds	24,845	422	(153)	25,114
Common stocks	1,009	138	—	1,147

Subtotal	25,854	560	(153)	26,261

Total	121,074	2,674	(1,062)	122,686

Company
As at 31 December 2005

Debt securities
Government bonds	48,703	1,155	(415)	49,443
Government agency bonds	30,776	344	(458)	30,662
Corporate bonds	10,806	523	(14)	11,315
Subordinated bonds/debts	4,458	90	(22)	4,526

Subtotal	94,743	2,112	(909)	95,946

Equity securities
Funds	24,703	421	(151)	24,973
Common stocks	1,009	138	—	1,147

Subtotal	25,712	559	(151)	26,120

Total	120,455	2,671	(1,060)	122,066

Annual Report 2006        125

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

	Group
	Amortised cost		Estimated fair value
Debt securities–contractual maturity schedule	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	4,544	2,028	4,561	2,043
After one year but within five years	26,664	15,437	27,016	15,995
After five years but within ten years	60,261	37,892	59,995	38,371
After ten years	84,958	39,863	85,296	40,016

Total	176,427	95,220	176,868	96,425

	Company
	Amortised cost		Estimated fair value
Debt securities–contractual maturity schedule	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	4,399	1,862	4,416	1,877
After one year but within five years	26,350	15,126	26,702	15,682
After five years but within ten years	60,261	37,892	59,995	38,371
After ten years	84,958	39,863	85,296	40,016

Total	175,968	94,743	176,409	95,946

126        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.3	Financial assets at fair value through income (held-for-trading)

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Debt securities
Government bonds	148	3,229	148	3,229
Government agency bonds	1,915	7,116	1,915	7,116
Corporate bonds	2,083	1,759	2,003	1,695
Subordinated bonds/debts	325	728	325	728

Subtotal	4,471	12,832	4,391	12,768

Equity securities
Funds	12,382	8,408	12,382	8,408
Common stocks	20,460	4,875	20,460	4,875
Warrants	56	4	56	4

Subtotal	32,898	13,287	32,898	13,287

Total	37,369	26,119	37,289	26,055

Annual Report 2006        127

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Group
Listed debt securities in PRC
Government bonds	64,562	62,192
Corporate bonds	6,839	4,377

Subtotal	71,401	66,569

Unlisted debt securities in PRC
Government bonds	90,937	81,026
Government agency bonds	134,571	66,387
Corporate bonds	29,253	11,954
Subordinated bonds/debts	31,736	29,618

Subtotal	286,497	188,985

Listed equity securities in PRC
Common stocks
– listed in HK, PRC	6,884	2,294
– listed in mainland, PRC	43,301	3,728
Funds – listed in mainland, PRC	12,861	5,057
Warrants – listed in mainland, PRC	57	4

Subtotal	63,103	11,083

Unlisted equity securities in PRC
Funds	32,390	28,465

Total	453,391	295,102

As at 31 December 2006, the amount of unlisted debt securities, contracted in the over-the-counter market, is RMB260,289 million (31 December 2005: RMB184,913 million).

128        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value (continued)

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Company
Listed debt securities in PRC
Government bonds	64,103	61,713
Corporate bonds	6,759	4,333

Subtotal	70,862	66,046

Unlisted debt securities in PRC
Government bonds	90,937	81,026
Government agency bonds	134,571	66,387
Corporate bonds	29,253	11,934
Subordinated bonds/debts	31,736	29,618

Subtotal	286,497	188,965

Listed equity securities in PRC
Common stocks
– listed in Hong Kong, PRC	6,882	2,294
– listed in mainland, PRC	43,303	3,728
Funds – listed in mainland, PRC	12,633	4,968
Warrants – listed in mainland, PRC	57	4

Subtotal	62,875	10,994

Unlisted equity securities in PRC
Funds	32,392	28,413

Total	452,626	294,418

Annual Report 2006        129

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.5	Term deposits

	Group and Company
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Maturing:
Within one year	57,930	10,563
After one year but within five years	111,901	147,504
After five years but within ten years	3,421	3,502
After ten years	2,224	3,300
Total	175,476	164,869

Included in term deposits are structured deposits of RMB4,646 million (31 December 2005: RMB4,802 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

9.6	Statutory deposits – restricted

	Group and Company
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Contractually maturing:
After one year but within five years	5,353	5,353

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

As at 31 December 2006, the Company’s statutory deposits are 20% of its registered capital of RMB26,765 million prior to the shares issued in the December’s initial public offering of A shares. The A shares issued in that offering are in the process of registration with the statutory authorities.

130        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

9	FINANCIAL ASSETS (continued)

9.7	Accrued investment income

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Term deposits	3,259	2,983	3,259	2,983
Debt securities	5,008	3,805	5,001	3,790
Others	194	25	194	24

Total	8,461	6,813	8,454	6,797

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Current	8,439	6,802	8,432	6,786
Non-current	22	11	22	11

Total	8,461	6,813	8,454	6,797

Annual Report 2006        131

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets are described in Note 3.3.

The fair value of long-term investment type insurance contracts and investment contracts are determined by using valuation techniques, with consideration of the surrender value before surrender charges that the Group is required to pay if such payment is immediately demanded by the holders of investment contracts.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Estimated fair value
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Debt securities	369,631	267,042
Equity securities	95,493	39,548
Term deposits (excluding structured deposits)	170,830	160,067
Structured deposits	4,419	4,538
Statutory deposits-restricted	5,353	5,353
Policy loans	2,371	981
Cash and cash equivalents	50,213	28,051
Long-term investment type insurance contracts	(276,241)	(219,973)
Investment contracts with DPF	(39,575)	(35,039)
Investment contracts without DPF	(2,459)	(1,673)
Securities sold under agreements to repurchase	(8,227)	(4,731)

	Carrying value
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Debt securities	357,898	255,554
Equity securities	95,493	39,548
Term deposits (excluding structured deposits)	170,830	160,067
Structured deposits	4,646	4,802
Statutory deposits-restricted	5,353	5,353
Policy loans	2,371	981
Cash and cash equivalents	50,213	28,051
Long-term investment type insurance contracts	(282,672)	(237,001)
Investment contracts with DPF	(45,998)	(42,230)
Investment contracts without DPF	(2,614)	(1,872)
Securities sold under agreements to repurchase	(8,227)	(4,731)

11	PREMIUMS RECEIVABLES

The aging of premiums receivables is within 12 months.

132        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

12	REINSURANCE ASSETS

	Group and Company
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Claims recoverable from reinsurers (Note 14)	15	106
Ceded unearned premiums (Note 14)	60	291
Long-term traditional insurance contracts ceded (Note 14)	704	674
Due from reinsurance companies	207	111

Total	986	1,182

	Group and Company
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Current	282	508
Non-current	704	674

Total	986	1,182

13	OTHER ASSETS

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Due from CLIC (Note 30(c))	996	851	989	843
Deposits on fund units pending issuance/receivable on funds redeemed	135	176	135	176
Advances	102	83	102	83
Others	979	348	847	341

Total	2,212	1,458	2,073	1,443

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Current	1,650	1,333	1,637	1,063
Non-current	562	125	436	380

Total	2,212	1,458	2,073	1,443

Annual Report 2006        133

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers past investment experience, the current and future mix of its investment portfolio and trends in yields. The assumed rate of investment return in future years reflect increased investment in higher yielding securities, including corporate bonds, subordinated bonds/debts, longer duration debt securities and equity securities. The assumed rate of investment return and provision for adverse deviation used are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
Prior to 2003	3.80% – 5.00%	0.25% – 0.50%
2003	3.65% – 5.00%	0.25% – 0.50%
2004	3.70% – 5.17%	0.25% – 0.50%
2005	4.00% – 5.20%	0.25% – 0.50%
2006	4.60% – 5.40%	0.25% – 0.60%

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China’s market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
Prior to 2003	15.0	2.00%	15.0	2.00%
2003	12.5	1.75%	12.5	1.75%
2004	10.0 –17.5	1.65% – 2.55%	17.5	1.65%
2005	14.5 –19.5	1.50% – 1.80%	4.0	1.30%
2006	15.0 –22.0	1.60% – 1.85%	6.5	1.50%

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

134        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

14	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts and investment contracts

Group and Company

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Gross
Short-term insurance contracts
– claims and claim adjustment expenses	2,498	1,784
– unearned premiums	5,346	5,147
Long-term traditional insurance contracts	172,875	124,656
Long-term investment type insurance contracts	282,672	237,001
Investment contracts
– with DPF	45,998	42,230
– without DPF	2,614	1,872

Total, gross	512,003	412,690

Recoverable from reinsurers
Short-term insurance contracts
– claims and claim adjustment expenses (Note 12)	(15)	(106)
– unearned premiums (Note 12)	(60)	(291)
Long-term traditional insurance contracts (Note 12)	(704)	(674)

Total, ceded	(779)	(1,071)

Net
Short-term insurance contracts
– claims and claim adjustment expenses	2,483	1,678
– unearned premiums	5,286	4,856
Long-term traditional insurance contracts	172,171	123,982
Long-term investment type insurance contracts	282,672	237,001
Investment contracts
– with DPF	45,998	42,230
– without DPF	2,614	1,872

Total, net	511,224	411,619

Annual Report 2006        135

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

14	INSURANCE CONTRACTS (continued)

(c)	Claims incurred ratio

Group and Company

	2006	2005
	RMB million	RMB million
Claims incurred-net	6,999	6,847
Claims incurred ratio	66%	68%

(d)	Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

Group and Company

	2006	2005
	RMB million	RMB million
Notified claims	638	651
Incurred but not reported	1,146	564

Total as at 1 January – Gross	1,784	1,215

Cash paid for claims settled in year
– Cash paid for current year claims	(4,346)	(4,962)
– Cash paid for prior year claims	(2,149)	(1,975)
Claims incurred in year
– Claims arising in current year	6,771	6,653
– Claims arising in prior year	438	853

Total as at 31 December – Gross	2,498	1,784

Notified claims	487	638
Incurred but not reported	2,011	1,146

Total as at 31 December – Gross	2,498	1,784

The table below presents movement of unearned premium reserves:

Group and Company

	2006			2005
	Gross	Ceded	Net	Gross	Ceded	Net
	RMB million			RMB million
As at 1 January	5,147	(291)	4,856	5,212	(571)	4,641
Changes in the year	199	231	430	(65)	280	215

As at 31 December	5,346	(60)	5,286	5,147	(291)	4,856

136        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

14	INSURANCE CONTRACTS (continued)

(e)	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

Group and Company

RMB million
As at 1 January 2006	124,656
Valuation premium	54,764
Liabilities released for death or other termination and related expenses	(13,169)
Accretion of interest	5,634
Other movements	990

As at 31 December 2006	172,875

As at 1 January 2005	89,698
Valuation premium	42,271
Liabilities released for death or other termination and related expenses	(11,486)
Accretion of interest	3,880
Other movements	293

As at 31 December 2005	124,656

(f)	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

Group and Company

RMB million
As at 1 January 2006	237,001
Deposits received	70,472
Deposits withdrawn	(24,667)
Fees deducted from account balances	(6,520)
Interest credited	6,386

As at 31 December 2006	282,672

As at 1 January 2005	191,885
Deposits received	62,945
Deposits withdrawn	(17,011)
Fees deducted from account balances	(5,712)
Interest credited	4,894

As at 31 December 2005	237,001

Annual Report 2006        137

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

15	DEFERRED INCOME
The table below presents movement of deferred income:

Group and Company

	2006	2005
	RMB million	RMB million
As at 1 January	34,631	27,603
Change in the year	6,740	7,028

As at 31 December	41,371	34,631

Deferred income excluding unrealised gains	46,730	35,116
Deferred income recognised in unrealised gains	(5,359)	(485)

Total deferred income	41,371	34,631

16	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

Group and Company

	2006	2005
	RMB million	RMB million
As at 1 January	44,102	34,111
Deposits received	20,969	23,001
Deposits withdrawn	(16,878)	(13,612)
Policy fees deducted from account balances	(577)	(371)
Interest credited	996	973

As at 31 December	48,612	44,102

Investment contracts
– with DPF	45,998	42,230
– without DPF	2,614	1,872

Total	48,612	44,102

138        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

17	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within thirty days	8,202	4,131	8,002	4,025
After thirty but within ninety days	25	—	25	—
After ninety days	—	600	—	600

Total	8,227	4,731	8,027	4,625

The carrying values of debt securities and term deposits pledged as collateral are as follows:

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Term deposits pledged	—	600	—	600
Debt securities pledged	8,351	4,131	8,151	4,025

Total	8,351	4,731	8,151	4,625

18	OTHER LIABILITIES

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Salary and staff welfare payable	1,805	1,533	1,743	1,500
Commission and brokerage payable	1,025	997	1,025	997
Agent deposits	554	498	554	498
Tax payable	299	183	296	180
Payable to constructors	249	115	247	114
Stock appreciation rights (Note 28)	444	—	444	—
Others	957	780	978	800

Total	5,333	4,106	5,287	4,089

Annual Report 2006        139

Notes

to the Consolidated Financial Statements

For The Year Ended 31 December 2006

18	OTHER LIABILITIES (continued)

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Current	5,248	4,106	5,202	4,089
Non-current	85	—	85	—
Total	5,333	4,106	5,287	4,089

19	STATUTORY INSURANCE FUND

The Group is subject to statutory insurance fund at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies, long-term life and long-term health policies with guaranteed return and long-term life policies without guaranteed return, respectively. When the accumulated statutory insurance fund reaches 1% of the Group’s total assets, no additional provision of statutory insurance fund is required.

20	NET INVESTMENT INCOME

	2006	For the year ended 31 December 2005
	RMB million	RMB million
Debt securities	12,384	8,429
Term deposits and cash and cash equivalents	8,207	7,903
Equity securities	4,662	494
Policy loans	80	22
Securities purchased under agreements to resell	23	3

Subtotal	25,356	16,851

Securities sold under agreements to repurchase	(270)	(70)
Investment expenses	(144)	(96)

Total	24,942	16,685

140        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For The Year Ended 31 December 2006

21	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	2006	For the year ended 31 December 2005
	RMB million	RMB million
Debt securities
Gross realised gains	20	158
Gross realised losses	(26)	(5)
Impairments	—	(92)

Subtotal	(6)	61

Equity securities
Gross realised gains	1,601	143
Gross realised losses	—	(63)
Impairments	—	(651)

Subtotal	1,601	(571)

Total	1,595	(510)

The proceeds from sales of available-for-sale securities and the gross realised gains/(losses) for the years ended 31 December 2006 and 2005 were as follows:

	2006	2005
	RMB million	RMB million
Proceeds from sales of available-for-sale securities	49,902	59,806
Gross realised gains	1,621	301
Gross realised losses	(26)	(68)

22	NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD- FOR-TRADING)

	2006	For the year ended 31 December 2005
	RMB million	RMB million
Debt securities	305	88
Equity securities	19,739	172

Total	20,044	260

Annual Report 2006        141

Notes

to the Consolidated Financial Statements

For The Year Ended 31 December 2006

23	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2006
Life insurance death and other benefits	10,814	(17)	10,797
Accident and health claims and claim adjustment expenses	7,209	(210)	6,999
Increase in long-term traditional insurance contracts	44,264	(26)	44,238
Interest credited to long-term investment type insurance contracts	6,386	—	6,386

Total insurance benefits and claims	68,673	(253)	68,420

For the year ended 31 December 2005
Life insurance death and other benefits	8,320	(9)	8,311
Accident and health claims and claim adjustment expenses	7,506	(659)	6,847
Increase in long-term traditional insurance contracts	34,114	(137)	33,977
Interest credited to long-term investment type insurance contracts	4,894	—	4,894

Total insurance benefits and claims	54,834	(805)	54,029

24	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2006	2005
	RMB million	RMB million
Salary and welfare	4,197	3,118
Housing benefits	256	251
Contribution to the defined contribution pension plan	358	342
Depreciation	848	884
Loss on disposal of property, plant and equipment	—	7
Exchange loss	639	639
Auditor’s remuneration	76	46

142        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

25	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	For the year ended 31 December
	2006	2005
	RMB million	RMB million
Current taxation-Enterprises income tax	858	772
Deferred taxation	4,696	1,373

Taxation charges	5,554	2,145

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the year ended 31 December
	2006	2005
	RMB million	RMB million
Net profit before income tax expenses	25,605	11,510

Tax computed at the statutory tax rate of 33%	8,450	3,798
Non-taxable income	(3,250)	(1,763)
Additional tax liability from expenses not deductible for tax purposes	354	110

Income taxes at effective tax rate	5,554	2,145

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

Annual Report 2006        143

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

25	TAXATION (continued)

(c)	As at 31 December 2006, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	Group
	2006	2005
	RMB million	RMB million
As at 1 January	7,982	4,371
Deferred taxation charged to income statement	4,696	1,373
Deferred taxation charged to equity	6,344	2,238

As at 31 December	19,022	7,982

	Company
	2006	2005
	RMB million	RMB million
As at 1 January	7,982	4,371
Deferred taxation charged to income statement	4,694	1,373
Deferred taxation charged to equity	6,315	2,238

As at 31 December	18,991	7,982

144        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

25	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities prior to offsetting during the year is as follows:

Deferred tax

	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
Group	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2005	3,952	(9)	1,989	(10,819)	516	(4,371)
(Charged)/credited to income statement	(34)	167	801	(2,101)	(206)	(1,373)
(Charged)/credited to equity	(303)	–	(2,401)	466	–	(2,238)

As at 31 December 2005	3,615	158	389	(12,454)	310	(7,982)

As at 1 January 2006	3,615	158	389	(12,454)	310	(7,982)
(Charged)/credited to income statement	1,900	500	(5,097)	(1,865)	(134)	(4,696)
(Charged)/credited to equity	536	–	(8,255)	1,375	–	(6,344)

As at 31 December 2006	6,051	658	(12,963)	(12,944)	176	(19,022)

	As at 31 December
Group	2006	2005
	RMB million	RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	8,094	3,697
– deferred tax asset to be recovered within 12 months	1,405	775

Subtotal	9,499	4,472

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(28,169)	(12,255)
– deferred tax liability to be settled within 12 months	(352)	(199)

Subtotal	(28,521)	(12,454)

Total net deferred income tax liabilities	(19,022)	(7,982)

Annual Report 2006        145

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

25	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities prior to offsetting during the year is as follows: (continued)

Deferred tax

	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
Company	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2005	3,952	(9)	1,989	(10,819)	516	(4,371)
(Charged)/credited to income statement	(34)	167	801	(2,101)	(206)	(1,373)
(Charged)/credited to equity	(303)	—	(2,401)	466	—	(2,238)

As at 31 December 2005	3,615	158	389	(12,454)	310	(7,982)

As at 1 January 2006	3,615	158	389	(12,454)	310	(7,982)
(Charged)/credited to income statement	1,900	500	(5,095)	(1,865)	(134)	(4,694)
(Charged)/credited to equity	536	—	(8,226)	1,375	—	(6,315)

As at 31 December 2006	6,051	658	(12,932)	(12,944)	176	(18,991)

Company	As at 31 December
	2006	2005
	RMB million	RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	8,094	3,697
– deferred tax asset to be recovered within 12 months	1,405	775

Subtotal	9,499	4,472

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(28,138)	(12,255)
– deferred tax liability to be settled within 12 months	(352)	(199)

Subtotal	(28,490)	(12,454)

Total net deferred income tax liabilities	(18,991)	(7,982)

146        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

26	NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The net profit attributable to shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB19,945 million (2005: RMB9,218 million).

27	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2006 are based on the weighted average number of 26,777,033,767 ordinary shares (for the year ended 31 December 2005: 26,764,705,000).

28	STOCK APPRECIATION RIGHTS

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The stock appreciation rights of 1.56 million units were exercised and no unit was forfeited or expired in 2006. As at 31 December 2006, there are 55.71 million units outstanding and 17.05 million units exercisable.

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 37% to 47%, an expected dividend yield of no higher than 0.2% and risk-free interest rates from 3.5% to 3.6%.

The Company recognised compensation cost of RMB444 million in 2006, consisting of RMB431 million and RMB13 million included in other liabilities (Note 18) for the units not exercised and exercised but not paid as at 31 December 2006. The unrecognised compensation cost of outstanding units is approximately RMB761 million as at 31 December 2006, which is expected to be recognised within the next 2 years.

On 29 December 2006, another award of stock appreciation rights was approved in principle by the Board of Directors of the Company. The exercise price of the award is the average closing price of shares in the five trading days prior to 1 January 2007. As at 31 December 2006, the recipients and quantities of the award are still to be determined and are subject to further approval.

Annual Report 2006        147

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

29	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2006, a final dividend of RMB0.05 per ordinary share totalling RMB1,338 million in respect of the year ended 31 December 2005 was declared and was paid in July 2006. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2006.

Pursuant to a resolution passed at the meeting of the Board of Directors on 17 April 2007, a final dividend of RMB0.14 per ordinary share totalling approximately RMB3,957 million for the year ended 31 December 2006 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2006.

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2006:

Significant related party	Relationship with the Company

China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company

China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company

Guangdong Development Bank	An associate of the Company

China Life Property & Casualty Insurance Company Limited	An associate of the Company

China Life Franklin Asset Management Co., Limited (formerly “China Life Asset Management (Hong Kong) Company Limited”)	A subsidiary of a subsidiary of the Company

Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company

148        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with AMC, CLIC and its subsidiaries

The following table summarises significant recurring transactions carried out by the Group with AMC, CLIC and its subsidiaries for the year ended 31 December 2006.

			For the year ended 31 December
	Note		2006 RMB million	2005 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i	)	1,555	1,567
Asset management fee earned from CLIC	(ii	)	84	84
Rewards from CLIC for non-transferred policies	(iii	)	177	–
Non-performing assets management fee earned from CLIC			–	11
Property leasing expense charged by CLIC	(iv	)	168	335
Dividends to CLIC			966	–
Rentals, deposits and project payments to Zhongbaoxin	(v	)	36	–
Transaction with AMC
Asset management fee expense charged by AMC	(ii	)	283	239

Notes:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated income statement. On 24 December 2005, the Company and CLIC have entered into the Renewed Policy Management Agreement. There is no significant change in respect of relevant terms and conditions.

(ii)	On 30 November 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. The rate was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

Under a separate agreement signed by CLIC and the Company on 30 September 2003, the Company agreed to invest and manage the assets entrusted to it by CLIC for the period prior to the establishment of AMC on 30 November 2003. Under the agreement, the scope of service to be provided by the Company and the calculation basis of the monthly service are the same as the agreement signed between CLIC and AMC as mentioned above.

Annual Report 2006        149

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with AMC, CLIC and its subsidiaries (continued)

Notes: (continued)

On 27 December 2005, CLIC and the AMC entered into the renewed CLIC asset management agreement. Under the new agreement, CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined by the AMC and CLIC with reference to the applicable management fee rate pre- determined for each specified category of assets managed by the AMC under the renewed Company asset management agreement, which was a comprehensive service fee rate arrived at.

On 29 December 2005, the Company and the AMC entered into the renewed Company asset management agreement. Under the new agreement, the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre- determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees under the renewed Company asset management agreement were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the representation of the service fee rates under the renewed CLIC asset management agreement and the renewed Company asset management agreement is different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

The asset management fee charged to the Company by AMC is eliminated through the consolidated income statement.

(iii)	The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2006 a fee income of RMB177 million from CLIC as the reward for such non-transferrable policies.

(iv)	The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC. On 23 December 2005, the Company and CLIC have entered into the Renewed Property Leasing Agreement, which expired on 31 December 2006 and subject to renewal. On 4 January 2007, the Company and CLIC have entered into the Renewed Property Leasing Agreement, which will expire on 31 December 2009 and subject to renewal. There is no significant change in respect of relevant terms and conditions.

(v)	The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

150        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from/to CLIC and its subsidiaries

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment terms.

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Amount due from CLIC (Note 13)	996	851
Amount due to CLIC	(3)	(20)
Amount due from Zhongbaoxin	1	1

(d)	Key management compensation

	For the year ended 31 December
	2006	2005
	RMB million	RMB million
Salaries and other short-term employee benefits	12	7
Termination benefits	–	–
Post-employment benefits	–	–
Other long-term benefits	–	–
Share-based payments	–	–

Total	12	7

(e)	Transactions with state-owned enterprises

     Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state- owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

     As at 31 December 2006, more than 70% (as at 31 December 2005: more than 63%) of bank deposits were with state-owned banks; approximately 95% (as at 31 December 2005: approximately 94%) of the issuers of corporate bonds and subordinated bonds/debts held by the Group were state-owned enterprises. For the year ended 31 December 2006, more than 71% (for the year ended 31 December 2005: more than 82%) of the group insurance business of the Group were with state-owned enterprises; approximately 89% (for the year ended 31 December 2005: approximately 88%) of bank assurance brokerage charges of RMB1,989 million (for the year ended 31 December 2005: RMB3,144 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 70% (for the year ended 31 December 2005: more than 63%) of bank deposit interest income were from state-owned banks.

Annual Report 2006        151

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

31	SHARE CAPITAL

	As at 31 December 2006		As at 31 December 2005
	No. of shares	RMB million	No. of shares	RMB million
Registered, issued and fully paid
Ordinary shares of RMB1 each	26,764,705,000	26,765	26,764,705,000	26,765
New shares issued	1,500,000,000	1,500	—	—

Total	28,264,705,000	28,265	26,764,705,000	26,765

As at 31 December 2006, the Company’s share capital after the new share issuance is as follows:

	As at 31 December 2006
	No. of shares	RMB million
Owned by CLIC	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941
Including: domestic listed	1,500,000,000	1,500
overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are only traded on the Stock Exchange of Hong Kong. 600,000,000, 300,000,000 and 600,000,000 shares of newly issued domestic listed shares may only be traded on the Shanghai Stock Exchange since 9 January 2007, 9 April 2007 and 9 January 2008, respectively. The shares owned by CLIC are not transferable until 11 January 2010.

152        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

32	RESERVES

Group

	Additional paid in capital	Unrealised gains/(losses)	Reserve fund RMB million (a)	Total
	RMB million	RMB million		RMB million
As at 1 January 2005	34,776	(3,855)	652	31,573
Unrealised gains, net of tax
– arising from available-for-sale securities during the period	—	4,977	—	4,977
– reclassification adjustment for gains included in income statement	—	(103)	—	(103)
– impact from available-for-sale securities on other assets and liabilities	—	(332)	—	(332)
Appropriation to reserve fund	—	—	1,110	1,110

Change in the year	—	4,542	1,110	5,652

As at 31 December 2005	34,776	687	1,762	37,225

Issue of shares	26,820	—	—	26,820
Share issue expenses	(510)	—	—	(510)
Unrealised gains, net of tax
– arising from available-for-sale securities during the period	—	16,812	—	16,812
– reclassification adjustment for gains included in income statement	—	(77)	—	(77)
– impact from available-for-sale securities on other assets and liabilities	—	(3,876)	—	(3,876)
Appropriation to reserve fund	—	—	974	974

Change in the year	26,310	12,859	974	40,143

As at 31 December 2006	61,086	13,546	2,736	77,368

Annual Report 2006        153

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

32	RESERVES (continued)

Company

	Additional paid in capital	Unrealised gains/(losses)	Reserve fund (a)	Total
	RMB million	RMB million	RMB million	RMB million
As at 1 January 2005	33,697	(3,855)	637	30,479
Unrealised gains, net of tax
– arising from non-trading securities during the period	—	4,975	—	4,975
– reclassification adjustment for gains included in income statement	—	(103)	—	(103)
– impact from non-trading securities on other assets and liabilities	—	(331)	—	(331)
Appropriation to reserve fund	—	—	1,091	1,091

Change in the year	—	4,541	1,091	5,632

As at 31 December 2005	33,697	686	1,728	36,111

Issue of shares	26,820	—	—	26,820
Share issue expenses	(510)	—	—	(510)
Unrealised gains, net of tax
– arising from available-for-sale securities during the period	—	16,776	—	16,776
– reclassification adjustment for gains included in income statement	—	(74)	—	(74)
– impact from available-for-sale securities on other assets and liabilities	—	(3,876)	—	(3,876)
Appropriation to reserve fund	—	—	960	960

Change in the year	26,310	12,826	960	40,096

As at 31 December 2006	60,007	13,512	2,688	76,207

(a)	Under relevant PRC law, the Group is required to transfer 10% of its net profit to statutory reserve fund. The Group appropriated 10% of net profit to statutory reserve fund for the year ended 31 December 2006.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits means the Group’s after-tax profits as determined under accounting standards generally accepted in PRC or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Group is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB14,167 million as at 31 December 2006 (as at 31 December 2005: RMB6,878 million).

154        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

33	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Pending lawsuits (b)	54	31	54	31

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended compliant on 18 November 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

34	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Contracted but not provided for	990	121	987	121

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB50 million was paid to the fund on 25 December 2006. The remaining RMB455 million will be paid when called.

Annual Report 2006        155

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

34	COMMITMENTS (continued)

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	Group		Company
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Land and buildings
Not later than one year	242	250	242	250
Later than one year but not later than five years	386	248	386	248
Later than five years	50	23	50	23

Total	678	521	678	521

The operating lease payments charged to the consolidated income statement for the year ended 31 December 2006 was RMB391 million (for the year ended 31 December 2005: RMB409 million).

35	INVESTMENTS IN SUBSIDIARIES

Company

		As at 31 December
		2006	2005
		RMB million	RMB million

Unlisted investment at cost:		600	480

Name	Place of incorporation and operation	Principal activities	Percentage of equity interest held
China Life Asset Management Company Limited	People’s Republic of China	Asset management	60% directly
China Life Franklin Asset Management Co., Limited (formerly “China Life Asset Management (Hong Kong) Company Limited”) (a)	Hong Kong	Asset management	60% indirectly

(a)	As approved by CIRC, AMC entered an agreement with Franklin Templeton Investments and China Life Insurance (Overseas) Company Limited, a subsidiary of CLIC, in 2006, under which Franklin Templeton Investments and China Life Insurance (Overseas) Company Limited became strategic investors of China Life Asset Management (Hong Kong) Company Limited, which was renamed to China Life Franklin Asset Management Co., Limited subsequently. China Life Franklin Asset Management Co., Limited has not commenced operations for the year ended 31 December 2006.

156        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

(a)	Directors’ emoluments

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2006 are as follows:

Name	Fee	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Employer’s contribution to pension scheme	Compensation for loss of as director	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yang Chao	—	590,000	801,500	—	—	19,016	—	1,410,516
Wu Yan (a)	—	540,833	324,500	—	—	17,598	—	882,931
Wan Feng (b)	—	312,813	583,330	—	—	10,663	—	906,806
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Long Yongtu	220,000	—	—	—	—	—	—	220,000
Sun Shuyi	220,000	—	—	—	—	—	—	220,000
Ma Yongwei (c)	183,333	—	—	—	—	—	—	183,333
Chau Tak Hay	220,000	—	—	—	—	—	—	220,000
Cai Rang	220,000	—	—	—	—	—	—	220,000
Ngai WaiFung (d)	—	—	—	—	—	—	—	—
Miao Fuchun (e)	—	—	—	—	—	—	—	—

Notes:

(a)	Emoluments paid starting from 1 February 2006.
(b)	Appointed on 16 June 2006.
(c)	Appointed on 16 March 2006.
(d)	Appointed on 29 December 2006.
(e)	Resigned on 16 June 2006.

Annual Report 2006        157

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ emoluments (continued)

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2005 are as follows:

Name	Fee	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Employer’s contribution to pension scheme	Compensation for loss of as director	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yang Chao (a)	—	225,000	225,000	—	—	7,087	—	457,087
Miao Fuchun	—	533,500	436,500	—	—	16,363	—	986,363
Wu Yan	—	—	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—	—	—
Long Yongtu	220,000	—	—	—	—	—	—	220,000
Chau Tak Hay	220,000	—	—	—	—	—	—	220,000
Sun Shuyi	220,000	—	—	—	—	—	—	220,000
Cai Rang	220,000	—	—	—	—	—	—	220,000
Wang Xianzhang (b)	—	315,000	315,000	—	—	9,276	—	639,276
Fan Yingjun (b)	—	—	—	—	—	—	—	—

Notes:

(a)	Appointed on 29 July 2005.
(b)	Resigned on 29 July 2005.

Above mentioned directors’ emoluments do not include the fee, which is RMB137,500 respectively, paid to Mr. Sun Shuyi and Mr. Cai Rang for the year of 2004. The fee was recognised and paid in September 2005, which was not included in 2004.

Mr. Fan Yingjun resigned and abandoned all the emoluments with free will on the date of 29 July 2005.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

158        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2006 are as follows:

Name	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Employer’s contribution to pension scheme	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Lui Yingqi (a)	—	—	—	—	—	—
Xia Zhihua (b)	407,917	200,250	—	—	16,181	624,348
Wu Weimin	312,000	469,050	—	—	19,016	800,066
Jia Yuzeng (c)	143,000	202,263	—	—	8,353	353,616
Qing Ge (d)	169,000	266,328	—	—	10,663	445,991
Yang Hong (e)	67,979	91,415	—	—	4,101	163,495
Ren Hongbin (f )	—	—	—	—	—	—
Tian Hui	—	—	—	100,000	—	100,000

Notes:

(a)	Resigned on 5 January 2006.
(b)	Appointed on 16 March 2006.
(c)	Resigned on 15 June 2006
(d)	Appointed on 15 June 2006
(e)	Appointed on 16 October 2006
(f)	Resigned on 16 June 2006

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2005 are as follows:

Name	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Employer’s contribution to pension scheme	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Liu Yingqi	489,500	400,500	—	—	16,363	906,363
Wu Weimin	292,500	157,500	—	—	16,363	466,363
Zhou Xinping	73,125	39,375	—	—	3,607	116,107
Jia Yuzeng	219,375	118,125	—	—	12,757	350,257
Ren Hongbin	100,000	—	—	—	—	100,000
Tian Hui	100,000	—	—	—	—	100,000

Note:	The above amount reflected the emoluments for the servicing period of supervisors. The emolument paid to Mr. Zhou is for the servicing period from 1 January 2005 to 1 April 2005. The emolument paid to Mr. Jia is for the servicing period from 1 April 2005 to 31 December 2005.

Annual Report 2006        159

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include two (2005: one) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining three (2005: four) highest paid individuals are as follows:

	2006	2005
	RMB	RMB
Fees	—	—
Basic salaries, housing allowances, and other allowances and benefits in kind	4,888,148	3,625,452

	4,888,148	3,625,452

The emoluments fell within the following bands:

	Number of individuals
	2006	2005
Nil – RMB1,000,000	—	4
RMB1,500,000 – RMB 2,000,000	3	—

No emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

160        China Life Insurance Company Limited

Notes

to the Consolidated Financial Statements

For the year ended 31 December 2006

37	SUBSEQUENT EVENTS

(a)	Related party transactions

On 4 January 2007, the Company signed an agreement with CLIC to purchase property, plant and equipment with a total capital expenditure of RMB488 million, based on appraisal value.

As approved by CIRC, the Company entered an agreement with CLIC and AMC to establish China Life Pension Company Limited with a total paid-in capital of RMB600 million. The Company, CLIC and AMC owns 55%, 25% and 20% of China Life Pension Company Limited, respectively. China Life Pension Company Limited was incorporated on 15 January 2007. The Group holds directly and indirectly 75% of the share capital.

(b)	Change of PRC enterprise income tax rate

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008. Since determination of deferred tax assets and deferred tax liabilities is at the statutory tax rate effective for the periods over which deferred tax assets are recovered and deferred tax liabilities are discharged, the change on statutory tax rate will affect the carrying amount of the Group’s deferred tax liabilities. As at the date that these consolidated financial statements are approved for issue, detailed measures of the new CIT Law have yet to be issued by the State Council, concerning uncertain items of statutory tax rate effective in the accounting periods beginning on or after in 1 January 2008, determination of taxable income, preferential tax rates as well as tax incentives and accompanying transitional means in force. Consequently, the Group is not in a position to reasonably assess the impact, if any, on the carrying amount of deferred tax liabilities as at 31 December 2006. The Group will continue to evaluate the impact on results of operations and financial position as more detailed regulations are announced.

38	ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

Annual Report 2006        161

Supplementary

information for ADS holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HKFRS. There are no material differences between HKFRS and US GAAP that had an effect on net profit for the years ended 31 December

2006 and 2005 and shareholders’ equity as at 31 December 2006 and 2005.

(b)	Statutory Information

	As at 31 December
	2006	2005
	RMB million	RMB million
Actual solvency margin	96,297	59,561
Minimum solvency margin	27,549	21,782
Solvency ratio	350%	273%

According to CIRC Order [2003] No.1, all insurance companies have to report their actual solvency margin (i.e. admitted statutory capital and surplus) to the CIRC at the end of each fiscal year. The solvency ratio is computed by dividing the actual solvency margin by the minimum solvency margin (i.e. minimum statutory capital and surplus necessary to satisfy regulatory requirement). CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

(c)	Disclosures about available-for-sale securities in an unrealised loss position

			As at 31 December 2006
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government	Fair value	22,050	1,198	7,149	30,397
bonds	Unrealised losses	(362)	(15)	(192)	(569)
Government agency bonds	Fair value	15,471	1,265	1,497	18,233
	Unrealised losses	(180)	(41)	(22)	(243)
Corporate bonds	Fair value	13,502	6,605	566	20,673
	Unrealised losses	(240)	(234)	(13)	(487)
Subordinate bonds/debts	Fair value	2,329	—	—	2,329
	Unrealised losses	(37)	—	—	(37)
Equity securities	Fair value	1,273	—	—	1,273
	Unrealised losses	(136)	—	—	(136)
Total temporarily
impaired securities	Fair value	54,625	9,068	9,212	72,905

	Unrealised losses	(955)	(290)	(227)	(1,472)

162        China Life Insurance Company Limited

Supplementary

information for ADS holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities in an unrealised loss position (continued)

			As at 31 December 2005
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government bonds	Fair value	12,861	—	6,874	19,735
	Unrealised losses	(236)	—	(179)	(415)
Government agency bonds	Fair value	16,008	—	1,871	17,879
	Unrealised losses	(385)	—	(73)	(458)
Corporate bonds	Fair value	75	17	775	867
	Unrealised losses	(4)	(1)	(9)	(14)
Subordinate bonds/debts	Fair value	291	—	—	291
	Unrealised losses	(22)	—	—	(22)

Equity securities	Fair value	3,267	1,696	—	4,963
	Unrealised losses	(58)	(95)	—	(153)

Total temporarily impaired securities	Fair value	32,502	1,713	9,520	43,735

	Unrealised losses	(705)	(96)	(261)	(1,062)

Available-for-sale securities have generally been identified as temporarily impaired if their amortised cost as at 31 December 2006 was greater than their fair value, resulting in an unrealised loss. Unrealised losses in respect of financial assets at fair value through income have been included in net income and have been excluded from the above table. Unrealised losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities will be met. A total 163 debt securities positions and 23 equity securities positions were in an unrealised loss position at 31 December 2006 of which 130 debt securities and 23 equity securities positions were in a continuous loss position for less than 6 months, 74 debt securities position for more than 6 months but less than 12 months and 16 debt securities positions for more than 12 months.

Annual Report 2006        163

Supplementary

information for ADS holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(d)	Comprehensive income

	2006	2005
	RMB million	RMB million
Net profit attributable to shareholders of the Company	19,956	9,306
Total other comprehensive income, unrealised gains, net of tax (Note 32 to the consolidated financial statements)	12,859	4,542
Total comprehensive income	32,815	13,848

(e)	Recently issued US accounting standards

On 19 September 2005, the AICPA issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for the Group’s fiscal year ending 31 December 2007. The Group is currently assessing the impact of SOP05-1 on the Group’s consolidated financial position and results of operations.

On 16 February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 allows the Group to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. FAS 155 is effective for the Group’s fiscal year ending 31 December 2007. The Group considered the effects of adopting FAS 155 and does not expect it to have a material impact on its consolidated financial statements.

On 13 July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The cumulative effect of adopting FIN 48 is to be recorded as an adjustment to opening retained earnings in the period of adoption. FIN 48 is effective for the Group’s fiscal year ending December 31, 2007. The Group is currently assessing the impact of FIN 48 on the Group’s consolidated financial position and results of operations.

In September 2006, the FASB issued FAS 157. “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for accounting periods beginning on or after 15 November 2007. The Group is currently assessing the impact of FAS 157 on the Group’s consolidated financial position and results of operations.

In February 2007, the FASB issued FAS 159. “The Fair Value Option for Financial Assets and Financial Liabilities”

(FAS 159). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for accounting periods beginning on or after 15 November 2007. The Group is currently assessing the impact of FAS 159 on the Group’s consolidated financial position and results of operations.

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